Exhibit 99.1

Pembina Pipeline Corporation

●	Notice of 2019 annual and special meeting of common shareholders
●	Notice of 2019 special meeting of Class A preferred shareholders
●	Management information circular

March 15, 2019

Letter to shareholders

Dear fellow shareholders,

The world we live in is undergoing change at an unprecedented rate. The energy industry is less predictable than it has ever been, and companies need a clear and unwavering purpose, supported by a strategy that is adaptable to changing conditions, if they are to succeed in the face of this volatility. I believe that Pembina Pipeline Corporation (Pembina or the Company) has the purpose and strategy to benefit not just you the shareholders, but all of our stakeholders.

For Pembina, 2018 was a year of growth and accomplishment against a backdrop of uncertainty in the domestic and international oil and gas industry. The Company’s operational and financial record-breaking performance, business development activities, and capital project execution are continuing to transform Pembina into a leading North American energy infrastructure company. The work done over the past few years to position Pembina to withstand volatile markets, has paid off.

The Board of Directors at Pembina (the Board) recognizes the importance of having a long-term vision. This means a Board which understands that a deep commitment to our values, our stakeholder groups - investors, customers, employees and communities - and to responsible growth will ultimately provide you, as shareholders, with the best value for your investment. We realize that for shareholders to benefit from the Company’s decisions, all other stakeholders must benefit too, and vice-versa. There can be no win-lose scenarios.

The management team at Pembina has developed a variety of key performance indicators that the Board reviews regularly to ensure the strategy continues to deliver its anticipated results. While we have two formal strategy review meetings each year, strategy is discussed informally at every Board meeting. During these sessions, the Board seeks input from third-party advisors about industry and other trends and developments that may benefit, or pose a risk to, the Company. The Board approves an annual strategic plan and monitors performance against the plan throughout the year. All of this is designed with accountability in mind as we work to deliver the absolute best results for you as owners of Pembina.

In late 2017, the Board approved an evolution in Pembina’s strategy - one that incorporates a focus on enhanced diversification and accessing global markets. This evolution was ushered in by Pembina’s growth and diversification over the past several years and the acknowledgement that the Company is, more so than ever, one capable of meaningfully impacting the development of the broader industry in western Canada. The Board spent a great deal of time analyzing the impact our strategy would have on the performance of the Company including how it is positioned to compete on a global scale. At the conclusion of this strategy session, the Board affirmed a strategy focused on creating and capturing advantages for our stakeholders with an emphasis on the following priorities:

●	Preserve Value by providing safe, environmentally conscious, cost-effective and reliable services;

●	Diversify by providing integrated solutions which enhance profitability and customer service;

●	Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and

●	Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

Also of importance during 2018, was the completion of a Company-wide update of our policies and governance structures. This update was designed to align our policies and governance structures with Pembina’s refined strategy and purpose, to comply with new legal and governance requirements, and to be consistent with industry best practices.

Not only do we involve outside experts in our strategy sessions, we also retain independent consultants to conduct evaluations of the effectiveness of the Board and management on a frequent basis. One such evaluation occurred in 2018. Through this thorough assessment process, we aimed to ensure that the Board, committees and individual directors are equipped to deliver on the priorities of our updated strategy.

Sustainability issues are becoming part of everyday conversations and not just for our industry, but for organizations of all kinds. Recognizing this, and in service of our purpose and being a good corporate citizen, your Board formalized its commitment to Corporate Social Responsibility (CSR) by expanding the mandate and name of the Board’s Governance and Nominating Committee to include the development and monitoring of CSR initiatives. This committee will review, approve and make recommendations to the Board in respect of CSR and sustainability matters, provide oversight of Pembina’s CSR performance, in addition to monitoring the impacts of proposed legislation and other emerging issues. With this committee in place, we were proud this past year to release Pembina’s first Sustainability Report. We believe this will bring greater transparency to Pembina’s social and environmental performance, identifying the positive impact made by our ongoing initiatives, as well as where and how we plan to improve.

It is an honour to work with a Board and a management team with a deep and unwavering commitment to values and ethics, and in service of a Company with a long-standing reputation as a reliable and responsible energy services provider. Our reputation and culture of integrity and ethical conduct go hand-in-hand, and we reinforce these concepts that are so integral to the Company through our annual sign-off process. All executives and employees sign an acknowledgement every year that they have read and understand our corporate policies including: Code of Ethics; Health, Safety & Environment; Alcohol & Drug; Respectful Workplace; Whistleblower; and many others.

Amidst rapid change at Pembina, your Board continues to maintain the highest standards of corporate governance and stewardship in all facets of our business - standards which you have come to expect from us. We also continue to recognize the importance of Board independence as all of the eleven directors, except the CEO, are independent. Further, all of the Board’s committees are comprised entirely of independent directors.

I would like to thank my fellow directors for their ongoing stewardship of the organization; Pembina’s senior leadership for their commitment to executing the strategy and fulfilling the Company’s purpose; and the outstanding and dedicated team of employees for working tirelessly to help deliver record financial and operating results. Together, your Board and management, with the support of our many stakeholders, are committed to ‘Building Something Extraordinary’. On behalf of your Board, I would also like to thank you, the shareholders, for your ongoing support. The Board remains committed to working on your behalf and we look forward to serving you in 2019 and beyond.

This circular tells you about your voting rights as a shareholder and the items we’ll be discussing at our annual and special meeting of common shareholders and our special meeting of Class A preferred shareholders on May 3, 2019. It also includes important information about how the Company is governed and how executives are paid. In addition to the usual items covered at our annual meeting, this year’s meeting gives you the opportunity to vote on some special matters:

●	for common shareholders: confirming our shareholder rights plan to protect you, our shareholders; and
●

for common shareholders and Class A preferred shareholders amending our articles to increase the limit on the number of Class A preferred shares the Company is authorized to issue to give us flexibility to finance future growth.

The board and management invite you to our annual and special meeting of common shareholders and our special meeting of Class A preferred shareholders on May 3, 2019 to have your say.

Sincerely,

Randall (Randy) Findlay,

Chair of the Board

Notice of our 2019 annual and special meeting of common shareholders

You are invited to our 2019 annual and special meeting (the meeting) of common shareholders:

When	May 3, 2019
2:00 p.m. (Mountain time)

Where	Ballroom at The Metropolitan Centre
333 - 4th Avenue S.W.
Calgary, Alberta

We will cover seven items of business – see Business of the meetings in our 2019 management information circular:

1.	Receive our 2018 audited consolidated financial statements and the auditors’ report thereon.
2.	Vote on electing the directors.
3.	Vote on appointing the auditors.
4.	Vote on the continuation of our shareholder rights plan.
5.	Vote on the amendment to the articles to increase the number of authorized Class A preferred shares.
6.	Vote on our approach to executive compensation.
7.	Vote on any other business that properly comes before the meeting.

Your vote is important

Our 2019 management information circular includes important information about the meeting and the voting process. Please read it carefully before you vote.

We mailed you a copy of our 2018 audited consolidated financial statements and the auditors’ report if you asked us to (in accordance with corporate and securities laws). You can also find a copy of our financial statements on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

If you cannot attend the meeting in person, we will have a live webcast of the meeting on our website.

By order of the board,

“Chris Scherman”

Chris Scherman

Vice President, General Counsel and Corporate Secretary

Pembina Pipeline Corporation

Calgary, Alberta

March 15, 2019

Where to get a copy of the 2019 management information circular
If you are a registered common shareholder or you have given us instructions to send you printed documents, your management information circular is attached to this notice.

We use the notice and access procedures to deliver meeting materials (this notice and the management information circular) to beneficial holders of our common shares. Notice and access is a set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs.

If you are a beneficial common shareholder, you can view the management information circular at:
www.sedar.com, or
www.pembina.com/Investor-Centre/shareholder-
information/
If you would like us to mail you a paper copy of the management information circular instead, please contact us:
● online:	www.pembina.com/Investor-Centre/ Shareholder-information
● by phone:	1-855-880-7404
● by email:	investor-relations@pembina.com

We will send it free of charge, but we need your request at least five days before the proxy deposit date listed on the attached voting instruction form, and within one year of filing the management information circular on SEDAR.

How to vote

If you are a beneficial common shareholder, complete and return your voting instruction form at least one business day before the proxy deposit date of May 1, 2019 at 2:00 p.m. (Mountain time), or as listed on the attached voting instruction form. You cannot vote by returning this notice.

Send your voting instruction to us:
● online:	www.proxyvote.com
● by phone:	1-800-474-7493 (English)
1-800-474-7501 (French)
1-800-454-8683 (United States)
● by fax:	905-507-7793
● by mail:	Data Processing Centre
PO Box 2800 STN LCD Malton
Mississauga ON L5T 2T7

If you have questions about notice and access, call us toll-free at 1-855-880-7404. If you have questions about your proxy or voting instruction form, please call Kingsdale Advisors at 1-877-657-5859 or email contactus@kingsdale.com.

If you have any questions or need assistance completing your proxy or voting  instruction form,

please call Kingsdale Advisors at 1-877-657-5859 or email contactus@kingsdale.com.

Pembina Pipeline Corporation • Management information circular	1

Notice of our 2019 special meeting of Class A preferred shareholders

You are invited to our 2019 special meeting (the meeting) of Class A preferred shareholders:

When	May 3, 2019
1:00 p.m. (Mountain time)

Where	Grand Lecture Theatre at The Metropolitan Centre
333 – 4th Avenue S.W.
Calgary, Alberta

We will cover two items of business – see Business of the meetings in our 2019 management information circular:

1.	Vote on the amendment to the articles to increase the number of authorized Class A preferred shares.
2.	Vote on any other business that properly comes before the meeting.

Your vote is important

Our 2019 management information circular includes important information about the meeting and the voting process. Please read it carefully before you vote.

You can also find a copy of our 2018 audited consolidated financial statements on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

If you cannot attend the meeting in person, we will have a live webcast of the meeting on our website.

By order of the board,

“Chris Scherman”

Chris Scherman

Vice President, General Counsel and Corporate Secretary

Pembina Pipeline Corporation

Calgary, Alberta

March 15, 2019

Where to get a copy of the 2019 management information circular
If you are a registered Class A preferred shareholder or you have given us instructions to send you printed documents, your management information circular is attached to this notice.

We use the notice and access procedures to deliver meeting materials (this notice and the management information circular) to beneficial holders of our Class A preferred shares. Notice and access is a set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs.

If you are a beneficial Class A preferred shareholder, you can view the management information circular at:
www.sedar.com, or
www.pembina.com/Investor-Centre/shareholder-information/
If you would like us to mail you a paper copy of the management information circular instead, please contact us:
● online: www.pembina.com/Investor-Centre/ Shareholder-information
● by phone:	1-855-880-7404
● by email:	investor-relations@pembina.com

We will send it free of charge, but we need your request at least five days before the proxy deposit date listed on the attached voting instruction form, and within one year of filing the management information circular on SEDAR.

How to vote

If you are a beneficial Class A preferred shareholder, complete and return your voting instruction form at least one business day before the proxy deposit date of May 1, 2019 at 1:00 p.m. (Mountain Time), or as listed on the attached voting instruction form. You cannot vote by returning this notice.

Send your voting instruction to us:
● online:	www.proxyvote.com
● by phone:	1-800-474-7493 (English)
1-800-474-7501 (French)
1-800-454-8683 (United States)
● by fax:	905-507-7793
● by mail:	Data Processing Centre
PO Box 2800 STN LCD Malton
Mississauga ON L5T 2T7

If you have questions about notice and access, call us toll-free at 1-855-880-7404. If you have questions about your proxy or voting instruction form, please call Kingsdale Advisors at 1-877-657-5859 or email contactus@kingsdale.com.

If you have any questions or need assistance completing your proxy or voting instruction form,

please call Kingsdale Advisors at 1-877-657-5859 or email contactus@kingsdale.com.

Pembina Pipeline Corporation • Management information circular	2

Management information circular

You have received this document because you owned Pembina shares on March 15, 2019 (the record date) and are entitled to vote at our 2019 annual and special meeting of common shareholders and/or special meeting of Class A preferred shareholders, which will be held in Calgary, Alberta on May 3, 2019, or at a reconvened meeting if the meeting is postponed or adjourned.

All information in this circular is provided as of March 15, 2019 and all dollar amounts are in Canadian dollars, unless we note otherwise.

You will find financial information about Pembina in our annual audited consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2018. Contact us for a copy of these documents. You can also find these documents and other important information about Pembina on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

This circular contains forward-looking statements that are based on our current expectations, estimates, projections and assumptions in light of our experience and perception of historic trends. In particular, this circular contains forward-looking statements about planned changes to compensation, succession plans, corporate strategy and projects. Forward-looking statements involve known and unknown risks and actual results may differ materially from those expressed or implied by these forward-looking statements. Please see Forward-Looking Statements & Information in the MD&A for more information about assumptions and risks involved in making the forward-looking statements. These statements are made only as of the date of this circular. Pembina does not undertake any obligation to publicly update or revise forward-looking statements contained in this document, except as required by law.

In this circular, we also use certain financial measures that are not defined by generally accepted accounting practices (GAAP). Please see About non-GAAP measures on page 93 for more information about these measures and why they are used.

2018 awards and achievements
● 2018 Canada’s Top 100 Employers by Canada’s Top 100 ● 2018 Alberta’s Top 70 Employers by Canada’s Top 100 ● 2018/2019 Global TopGun CFO (Scott Burrows, Pembina’s CFO)
● Company-wide contribution of approximately $4 million to the United Way

In this document

●  annual and special meeting means the annual and special meeting of common shareholders to be held on May 3, 2019

●  special meeting means the special meeting of Class A preferred shareholders to be held on May 3, 2019

●  meeting means either the annual and special meeting or the special meeting, or both, as the context requires

●  you and your mean holders of Pembina shares

●  we , us , our , Pembina and the company mean Pembina Pipeline Corporation and our consolidated subsidiaries

●  shares and Pembina shares mean common shares and/or Class A preferred shares

●  common shares means Pembina common shares

●  shareholders means either the holders of common shares or the holders of Class A preferred shares or both, as the context requires

●  Class A preferred shares means Pembina Class A preferred shares, series 1,3,5,7,9,11,13,15,17,19 and 21

●  circular means this management information circular

●  board means Pembina’s board of directors

Our principal corporate and registered office
Pembina Pipeline Corporation 4000, 585 – 8th Avenue S.W.
Calgary, Alberta
T2P 1G1
T. 403-231-7500
F. 403-237-0254

Pembina Pipeline Corporation • Management information circular	3

1. About voting

Who can vote

You can vote at our annual and special meeting of common shareholders if you held our common shares at the close of business on March 15, 2019, even if you sold your common shares after this date.

You can vote at our special meeting of Class A preferred shareholders if you held our Class A preferred shares at the close of business on March 15, 2019, even if you sold your Class A preferred shares after this date.

You are not allowed to vote at either meeting if you acquired your shares after the record date, unless you ask us to include your name in the list of voting shareholders at least two days before the meeting (or later if the chair of the meeting allows it), and provide adequate evidence that you own the shares.

About Pembina shares

Common shares

We are authorized to issue an unlimited number of common shares. At March 15, 2019, we had 509,701,701 common shares issued and outstanding. Our common shares are listed and trade on the Toronto Stock Exchange (TSX) (TSX: PPL) and the New York Stock Exchange (NYSE) (NYSE: PBA).

Class A preferred shares

At March 15, 2019, we were also authorized to issue up to 101,940,340 Class A preferred shares (equal to twenty percent of the number of common shares that were issued and outstanding on that date). At March 15, 2019, there were 99.8 million Class A preferred shares issued and outstanding, as shown in the table below. All of our Class A preferred shares are listed and trade on the TSX.

Quorum

According to our articles and by-laws:

•  At least two persons holding or representing at least 25 percent of our outstanding common shares must be present for the annual and special meeting to take place, or the meeting will be adjourned to a set time and place and no business will be transacted until the adjourned meeting.

•  At least two persons holding or representing at least 50 percent of our outstanding Class A preferred shares must be present for the special meeting to take place, or the meeting will be adjourned to a set time and place and no business will be transacted until the adjourned meeting.

•  If quorum has been met for either meeting, the meeting will continue even if there is not quorum for the other meeting.

About voting results

We will post the voting results on our website (www.pembina.com) and file them on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) as soon as possible following the meeting.

Preferred shares	Outstanding as of March 15, 2019	Trading symbol
Series 1	10 million	PPL.PR.A
Series 3	6 million	PPL.PR.C
Series 5	10 million	PPL.PR.E
Series 7	10 million	PPL.PR.G
Series 9	9 million	PPL.PR.I
Series 11	6.8 million	PPL.PR.K
Series 13	10 million	PPL.PR.M
Series 15	8 million	PPL.PR.O
Series 17	6 million	PPL.PR.Q
Series 19	8 million	PPL.PR.S
Series 21	16 million	PPL.PF.A
Total	99.8 million

To the best of the knowledge of the company’s directors and officers, no person beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of our common shares or our Class A preferred shares.

Voting rights

Only holders of our common shares can vote for the election of directors, appointment of the auditor, the continuance of our shareholder rights plan and our approach to executive compensation.

All shareholders can vote on the special resolution to amend the articles to increase the number of Class A preferred shares we are authorized to issue. Each of the common shareholders and Class A preferred shareholders will vote separately as a class in respect of this special resolution at the annual and special meeting of common shareholders and at the special meeting of Class A preferred shareholders, respectively.

Shareholders are entitled to one vote per share they hold on a poll vote or ballot at the meeting. If a poll vote is not completed, all votes will be decided by a show of hands, with every eligible person present entitled to one vote.

Pembina Pipeline Corporation • Management information circular	4

Proxy solicitation

Management is soliciting your proxy for the meeting. Management may use the service of external proxy solicitors and you may be contacted by Pembina employees or Kingsdale Advisors, our proxy solicitation agent, by mail, by telephone or by personal interview. This year, Kingsdale Advisors is providing governance, strategic shareholder advisory and proxy solicitation services. We have paid them approximately $36,000 for this work and we will also pay them customary fees for contacting shareholders in connection with voting at the meetings. Pembina will pay all costs related to producing and mailing this circular and other meeting materials, and for soliciting your proxy. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Advisors at 1-877-657-5859 or email contactus@kingsdaleshareholde.com.

How to vote

You can vote your shares by proxy (by appointing someone – a proxyholder – to represent you), or by attending the meeting and voting in person. The rules for voting depend on whether you are a registered shareholder or a beneficial shareholder.

Registered shareholders

You are a registered shareholder if you have shares registered in your name. Registered holders can vote their shares in person at the meeting or by proxy.

Where to go with questions

If you have any questions about the meeting or need help voting your shares, please contact our investor relations group at:

●  1-855-880-7404

●  investor-relations@pembina.com

Registered shareholders can vote by proxy in one of three ways:

●

Call 1-866-732-VOTE (8683) toll-free and follow the instructions. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a shareholder on the telephone voting system;

●

Go to www.investorvote.com. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a shareholder on the voting website; or

●	Complete the enclosed proxy form, sign and date it and return it in the enclosed envelope.

Computershare Trust Company of Canada (Computershare) is our transfer agent. Computershare must receive your completed proxy form at least 48 hours before the meeting (not including Saturdays, Sundays or holidays). The chair of the meeting can waive or extend the time limit for receiving proxy forms without notice, at his or her discretion.

Beneficial shareholders

You are a beneficial shareholder if your shares are registered in the name of a nominee, such as a bank, trust company, securities broker, trustee or other institution. The majority of our shares are held by beneficial shareholders.

If you are a beneficial shareholder, you must send your voting instructions to your nominee who will vote for you. You will receive a request for voting instructions for the number of shares held for your benefit. Follow the instructions on the voting instruction form and send your voting instructions to your nominee. If you are a beneficial shareholder, you will likely have an earlier deadline for the return of your voting instruction form, so be sure to send the form early, to allow enough time for your nominee to receive your voting instructions and then send them to Pembina before the proxy cut-off.

Most nominees delegate responsibility for obtaining voting instructions from their clients to Broadridge Financial Solutions Inc. (Broadridge). Broadridge usually mails a scannable voting instruction form that is to be completed and returned to them by mail or fax. You can also call a toll-free phone number or access Broadridge’s dedicated voting website to submit your voting instructions. Broadridge tabulates the results of all the instructions it receives and presents this information at the meeting.

If you received voting materials from a company other than Broadridge, you need to complete and return the form following the instructions they have provided.

Pembina Pipeline Corporation • Management information circular	5

We use Broadridge to send proxy-related materials to non-objecting beneficial owners of our shares. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our shares.

If you want to attend the meeting and vote your shares in person, print your own name as the proxyholder on the proxy or voting instruction form and return it in the envelope provided or as otherwise instructed on any voting instruction form. Do not complete the rest of the form or mark your voting instructions on the form, because your vote will be taken at the meeting.

Kingsdale Advisors may contact beneficial Pembina shareholders to assist them with conveniently voting their shares directly over the phone, using the Broadridge QuickVote™ service if available.

About your proxyholder

The officers named on the proxy form have agreed to serve as your proxyholder and will vote your shares according to your instructions. If you do not specify your voting instructions, they will vote your shares for each item of business at the meeting.

You have the right to appoint someone else to be your proxyholder and act on your behalf at the meeting. The person you appoint does not have to be a Pembina shareholder. Simply print his or her name in the blank space provided on the enclosed proxy form, or use the internet (www.investorvote.com).

Your proxyholder must vote (or withhold from voting) your shares according to your instructions. If you appoint someone else to be your proxyholder and do not give them specific voting instructions, they can vote as they see fit using their best judgment.

If there are changes to the items of business or other matters that are properly brought before the meeting, your proxyholder can use their discretion and vote as they see fit. As of the date of this circular, we do not anticipate any changes or other matters to be brought before the meeting.

Changing your vote

If you are a registered shareholder, you can revoke a proxy form you previously submitted by sending us a revocation notice in writing from you, or an attorney you have given written authorization to. If the shareholder is a corporation, the change must be made under the corporation’s corporate seal or by an authorized officer or attorney. The written notice must be delivered to our head office before 4:30 p.m. (Mountain time) on the last business day before the meeting, or to the chair of the meeting before the start of the meeting. You can also revoke your proxy in any other way the law allows.

If you are a beneficial shareholder, you may revoke voting instructions you previously submitted. If you wish to revoke your voting instructions, contact your nominee to revoke your voting instructions.

Shareholder proposals
If you want to present a shareholder proposal at our 2020 annual meeting, you must submit it by February 2, 2020 to be considered for inclusion in next year’s management information circular.

Send your shareholder proposal to:
Corporate Secretary
Pembina Pipeline Corporation 4000, 585 – 8th Avenue S.W.
Calgary, Alberta
T2P 1G1

Pembina Pipeline Corporation • Management information circular	6

2. Business of the meetings

Our 2019 annual and special meeting of common shareholders will cover the seven items of business listed below.

The 2019 special meeting of Class A preferred shareholders will cover only two items of business (items 5 and 7).

1.	Receive our 2018 audited consolidated financial statements and auditors’ report

You have received our audited consolidated financial statements for the year ended December 31, 2018 and the auditors’ report, which are included in our 2018 annual report, if you requested a copy. Copies will be available at the meeting and on our website (www.pembina.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov), or you can request a copy from our Investor Relations department.

2. Elect the directors
Our articles state that the board must have between five and 13 directors. This year, 11 directors are nominated for election to the board.

Our policy on majority voting

Each director must receive a majority of the votes cast for their election, or they must resign immediately following the meeting.

The governance, nominating and corporate social responsibility committee will consider the resignation and recommend to the board the action to be taken. The director does not participate in these discussions.

● Randall J. Findlay (chair) ● Anne-Marie N. Ainsworth ● Michael H. Dilger ● Maureen E. Howe ● Gordon J. Kerr ● David M.B. LeGresley	● Robert B. Michaleski ● Leslie A. O’Donoghue ● Bruce D. Rubin ● Jeffrey T. Smith ● Henry W. Sykes

All of the nominated directors currently serve on our board. The director profiles starting on page 15 give you detailed information about their skills and experience, their 2018 attendance record and votes received at our 2018 annual meeting, share ownership and other public company directorships.

Directors will serve until the next annual meeting of common shareholders, or until their successors are elected or appointed.

The proxy form allows common shareholders to vote for all of the nominated directors, vote for some of them and withhold their vote for others, or withhold their vote for all of them. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for all of our nominated directors.

The board will consider the committee’s recommendation and, within 90 days of the meeting, will accept the resignation unless there are exceptional circumstances. The board will announce its decision in a news release.

If the board accepts the resignation, it can appoint a new director, call a meeting of shareholders to vote for other candidates or leave the position vacant until the next annual meeting.

Our majority voting policy does not apply if a director election is contested.

3.	Appoint our auditors

Common shareholders will vote on appointing our external auditors. The audit committee and the board propose that KPMG LLP (KPMG), Chartered Professional Accountants be appointed as auditors and serve until the next annual meeting of common shareholders. The audit committee will recommend KPMG’s compensation to the board for its review and approval.

KPMG have been Pembina’s auditors since September 1997. The following table shows the fees billed by KPMG for the fiscal years ended December 31, 2017 and 2018.

Pembina Pipeline Corporation • Management information circular	7

	2017 ($)	2018 ($)
Audit fees	2,739,500	2,292,000

Fees for auditing our annual financial statements, reviewing our quarterly financial statements, and services related to statutory and regulatory filings. 2018 fees included additional expenses for pricing supplements in relation to the issue and sale of Medium Term Notes, Series 10 and 11. 2017 fees include additional expenses for our base shelf prospectuses, pricing supplements relating to the issue and sale of Medium Term Notes, Series 8 and 9, prospectus supplement relating to the offering of Class A preferred shares, Series 21, the management information circular for the special meeting of Veresen Inc. shareholders and Pembina’s business acquisition report relating to the Veresen Inc. acquisition.

Audit-related fees	114,900	159,250

Fees for assurance and related services that are not related to the audit or review of our financial statements, including French translations for statutory and regulatory filings for 2018 and 2017, and not reported under “Audit fees” above. Both years also included fees of $30,000 for the pension plan audit and 2018 included fees of $20,000 for the Younger Plant pension plan audit. Included in 2018 were fees relating to other audit related services of $37,250.

Tax fees	437,250	845,331

Fees for tax compliance of $323,000 (2017: $74,350) and tax advice and tax planning of $522,331 (2017: $362,900) provided by the auditors’ tax division. These fees were for non-audit tax services. In addition to the 2018 fees stated above, KPMG billed $19,100 in 2019 prior to the date hereof. 2018 and 2017 fees included tax consultation and compliance fees incurred for preparing and filing tax returns for our subsidiaries.

All other fees	-	-
Fees for other products and services provided by the auditors not described above.
Total fees	3,291,650	3,296,581

The board recommends common shareholders vote for appointing KPMG as our auditors until the close of our next annual meeting of shareholders. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for the appointment of KPMG LLP as our auditors.

4. Approve our shareholder rights plan

You will vote on continuing our shareholder rights plan agreement.

As described in more detail below, our rights plan is designed to make sure shareholders are treated fairly if there is an acquisition of a controlling position by a shareholder or a group of shareholders acting together. Among other things, it ensures every shareholder has an equal opportunity to participate in the bid.

You can find a summary of our rights plan in Appendix A and the full text on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Background

Effective October 1, 2010, we adopted a rights plan in the form of a shareholder rights plan agreement with Computershare as rights agent. Our rights plan must be approved by shareholders every three years. Shareholders last approved it on May 12, 2016, which means the rights plan will expire at the end of this year’s meeting unless shareholders ratify its continuance.

On February 21, 2019, the board unanimously determined that it was appropriate and in the best interests of shareholders that the rights plan be approved to continue for another three years.

At the meeting, common shareholders will vote on ratifying the continuance of the rights plan for another three-year period.

Pembina Pipeline Corporation • Management information circular	8

Why we have a shareholder rights plan

Takeover bids can be discriminatory. Exemptions to takeover bid legislation can allow a shareholder (or shareholders) to gain control of a company without making a formal takeover bid to all of the shareholders (for example, through transactions outside Canada, by making private agreements with a small group of shareholders or by slowly accumulating shares over time through stock exchange trading). This could result in a shareholder or group of shareholders acquiring control without paying fair value to all shareholders (this is sometimes called a creeping bid).

Our rights plan is designed to discourage this kind of takeover bid. When there is a takeover bid that is not a permitted bid (as described below), our rights plan gives shareholders contingent rights to acquire common shares at a significant discount to the prevailing market price. In certain circumstances, these rights become exercisable by all shareholders except the offeror in a takeover bid (and its associates, affiliates and joint actors), with the potential to significantly dilute the value of the offeror’s shares.

The rights plan addresses the concerns noted above by requiring offerors to:

●

make permitted bids under the rights plan, which give shareholders an opportunity to participate in the transaction – a permitted bid meets specific conditions, including that it must be made to all shareholders and remain open for acceptance for at least 105 days or, if less than 105 days, the minimum period that a formal take-over bid is required to remain open for in the relevant circumstances under Canadian law; or

●	negotiate an offer directly with the board, giving the board the opportunity to bargain for terms it believes will be in the best interests of shareholders.

If the offeror does not take either of these approaches, they could trigger the dilution provisions in our rights plan, which are described above.

Management has reviewed the terms of our rights plan and confirmed that they continue to comply with current Canadian securities laws and to conform in all material respects to the shareholder rights plans of other public corporations in Canada.

We may amend the rights plan before shareholders approve it based on comments we may receive from regulatory authorities, or as any of our executive officers or directors consider necessary.

Resolution

Common shareholders will be asked to consider and, if deemed advisable, approve the following binding resolution:

RESOLVED, as an ordinary resolution, that:

1.

the shareholder rights plan of Pembina Pipeline Corporation (Pembina) be continued and the amended and restated shareholder rights plan agreement made as of May 12, 2016 between Pembina and Computershare Trust Company of Canada, as rights agent, which amended and restated the shareholder rights plan agreement dated effective October 1, 2010, as amended and restated May 10, 2013, and continued the rights issued thereunder, be and is hereby ratified, confirmed and approved; and

2.

any two directors or officers of Pembina are hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as such directors and/or officers may consider to be necessary or advisable from time to time in order to give effect to this resolution.

Pembina Pipeline Corporation • Management information circular	9

To be approved, this resolution must be passed by at least 50 percent plus one of the votes cast by:

●

the independent shareholders (as defined in the rights plan, but generally meaning any shareholder other than an acquiring person as defined in the rights plan, or a person making a takeover bid for Pembina and their associates and affiliates); and

●	all common shareholders present in person or by proxy at the meeting.

This resolution is not in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid, and is not intended as a means to prevent a takeover of Pembina, as a strategy to retain management or the board, or to deter fair offers for Pembina shares.

We are not aware of any shareholder whose votes would not be eligible to be counted for this resolution, or of any shareholders who would not qualify as independent shareholders.

The board recommends common shareholders vote for this ordinary resolution. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for the ordinary resolution authorizing the continuation of our shareholder rights plan.

5.	Approve an increase in the number of Class A preferred shares we can issue

Shareholders will vote on a special resolution to amend Pembina’s articles to increase the limit on the number of Class A preferred shares we are authorized to issue.

The table below shows our authorized and outstanding share capital as of March 15, 2019. See Appendix B for a summary of the rights, privileges, restrictions and conditions attaching to the common shares, the Class A preferred shares and the Class B preferred shares.

	Current authorized capital	Outstanding as of March 15, 2019
Common shares	Unlimited	509.7 million
Class A preferred shares	No more than 20% of common shares issued and outstanding	99.8 million (19.58% of common shares issued and outstanding)
Series 1		10 million
Series 3		6 million
Series 5		10 million
Series 7		10 million
Series 9		9 million
Series 11		6.8 million
Series 13		10 million
Series 15		8 million
Series 17		6 million
Series 19		8 million
Series 21		16 million
Class B preferred shares	Unlimited(1)	nil

1 The Class B preferred shares can only be issued to affiliates of Pembina are not intended to, and will not be used by Pembina for anti-takeover purposes.

Management and the board believe it is in Pembina’s best interest to increase the number of Class A preferred shares we are authorized to issue from 20% of common shares issued and outstanding to 254,850,850 (50% of the common shares issued and outstanding as of the record date), as we currently have 99.8 million Class A preferred share outstanding, representing 19.58% of the number of common shares issued and outstanding as of the date hereof, which limits our ability to issue Class A preferred shares in the future.

This change will give us greater flexibility in our capital structure and in raising future capital. It will allow us to issue additional Class A preferred shares for financing transactions, issuances in public or private sales to access

Pembina Pipeline Corporation • Management information circular	10

additional capital for use in our business and operations or in connection with acquisitions of other businesses or properties, or for any other appropriate corporate purpose. Pembina and the board will continue to be able to negotiate the rights and preferences associated with each series of Class A preferred shares, within the limitations ascribed to the Class A preferred shares as a class, Pembina issues with potential investors, to respond to market conditions and specific financing opportunities. We do not currently have any arrangements, agreements or understandings related to issuing new Class A preferred shares.

Certain restrictions included in the terms of the Class A preferred shares limit their use for take-over bid defense purposes. Specifically, as the Class A preferred shares are non-voting, except in certain limited circumstances, that they are not convertible into common shares, and that there is a limit on the maximum number of Class A preferred shares that can be issued, makes them unlike unconstrained “blank cheque” preferred shares available to other issuers. We have constrained the terms of the Class A preferred shares to give us reasonable financing flexibility, while also providing our shareholders comfort that the Class A preferred shares will not be used for take-over bid defense purposes.

Increasing the availability of undesignated Class A preferred shares could have a negative effect on the rights associated with our common shares and other Class A preferred shares. The actual effect will depend on the rights associated with each series of Class A preferred shares issued. Our articles include terms and restrictions for Class A preferred shares, including dividends, liquidation, redemption, conversion, voting rights and limitations on each new series of Class A preferred shares. These will indicate the possible effects of issuing Class A preferred shares, including, for example, reducing the amount common shareholders receive if Pembina is liquidated, dissolved or wound-up, or reducing the funds available to pay dividends on the common shares. However, when deciding to issue Class A preferred shares, we evaluate the impact compared to issuing a combination of common shares and senior debt which would be required to replicate the equivalent capital treatment of Class A preferred shares by our credit rating agencies. By issuing Class A preferred shares, we avoid issuing common shares and senior debt to meet the same funding requirements, which ultimately benefits holders of both common shares and Class A preferred shares, as senior debt ranks in priority to the Class A preferred shares and common shares in our capital structure.

According to the requirements of the Business Corporations Act (Alberta) (the ABCA), holders of common shares and Class A preferred shares must approve this special resolution by separate class votes. Holders of each series of Class A preferred shares are not entitled to vote separately on the special resolution.

Holders of common shares will be asked to consider and, if deemed advisable, approve the special resolution outlined below at the annual and special meeting of common shareholders. Holders of Class A preferred shares will be asked to consider and, if deemed advisable, approve the special resolution outlined below at the special meeting of Class A preferred shareholders.

RESOLVED, as a special resolution, that:

1.

Pursuant to subsection 173(1)(c) of the Business Corporations Act (Alberta) (the ABCA), the share capital of Pembina Pipeline Corporation (Pembina) is hereby amended by increasing the number of Class A preferred shares Pembina is authorized to issue, to 254,850,850;

2.	Upon articles of amendment having become effective in accordance with the provisions of the ABCA, the articles of Pembina shall be amended accordingly;

3.	The directors of Pembina may revoke this special resolution before it is acted upon without any further approval of the shareholders of Pembina; and

4.

Any two directors and/or officers of Pembina are hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as such directors

Pembina Pipeline Corporation • Management information circular	11

and/or officers may consider to be necessary or advisable from time to time in order to give effect to this resolution.

This special resolution must be approved by at least two-thirds of the votes cast by holders of each class of shares in person or by proxy at each meeting. The amendment to our articles will become effective upon the filing of articles of amendment reflecting the amendment pursuant to the ABCA.

The board recommends shareholders vote for this special resolution. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for the special resolution authorizing the amendment to our articles to increase the limit on the number of authorized Class A preferred shares.

The board can revoke this special resolution before it is acted on, even if it is passed by shareholders, in its sole discretion and without further notice to or approval of shareholders.

Rights of dissenting common shareholders

Section 191 of the ABCA gives holders of our common shares a right to dissent with respect to the amendment to our articles for which this special resolution relates. Holders of Class A preferred shares are not entitled to a right to dissent.

You can exercise your right to dissent by sending a written objection to 4000, 585 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Corporate Secretary at or before the time fixed for the meeting at which the special resolution is to be voted on (namely, 2:00 p.m. on May 3, 2019), or by providing the written objection at the meeting. You must dissent with respect to all of your common shares.

If the special resolution is approved and the amendment to our articles becomes effective, every shareholder who properly dissents (dissenting shareholders) will be entitled to be paid the fair value of the common shares they exercised dissent rights in respect of, in accordance with Section 191 of the ABCA.

Your right to dissent

The statutory provisions covering the right to dissent for common shareholders are technical and complex.

You can lose your right to dissent if you do not strictly follow the requirements in Section 191 of the ABCA.

Appendix C of this circular includes a summary of what you need to do to exercise your right to dissent, and the full text of Section 191 of the ABCA.

Only registered common shareholders have the right to dissent. Beneficial owners of common shares that are registered in the name of a broker, dealer, bank, trust company or other nominee cannot dissent. If you are a beneficial owner and want to dissent your shares, you must either arrange to have the common shares registered in your name before sending us your written objection, or make arrangements for the registered holder of your common shares to dissent on your behalf.

Pembina Pipeline Corporation • Management information circular	12

6.	Vote on our approach to executive compensation

Common shareholders will vote on our approach to executive compensation.

A key principle underlying executive compensation at Pembina is ‘pay for performance’. We believe that linking compensation to strategy and corporate performance helps us attract and retain excellent people and motivates them to focus on our success. You will find a detailed discussion of our executive compensation program beginning on page 58 of this circular.

Say on pay votes In 2018, our executive compensation approach was supported by 94.62% of our shareholders votes on our say on pay resolution.
The board gives common shareholders the opportunity every year to vote for or against our approach to executive compensation (to have a say on pay). This is an advisory vote, so the results will not be binding on the board. The board will, however, consider the outcome of the vote as part of its ongoing review of executive compensation.

You will be asked to consider and, if deemed advisable, approve the following non-binding resolution:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors of Pembina Pipeline Corporation (Pembina), that the common shareholders of Pembina (shareholders) accept the approach to executive compensation disclosed in Pembina’s management information circular delivered in advance of the 2019 annual and special meeting of common shareholders.

This resolution conforms to the language of the resolution recommended by the Canadian Coalition for Good Governance. The board recommends common shareholders vote for this resolution. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for our approach to executive compensation as described in this circular.

7.	Other business

Shareholders (or their proxyholder) will vote on any other items of business that may be properly brought before the applicable meeting. As of the date of this circular, we are not aware of any other matters to be brought before either meeting.

Pembina Pipeline Corporation • Management information circular	13

3. About the nominated directors

To ensure strong stewardship, the board needs to operate independently, have a prudent mix of relevant skills and experience, including industry knowledge and experience, a mix of age ranges and tenure, sufficiently diverse opinions to support balanced discussion and debate, and a manageable board size to facilitate productive discussion and decision-making.

We believe this year’s group of 11 nominated directors meets all of these requirements.

The profiles on the following pages tell you about each nominated director’s background and experience, independence, meeting attendance, share ownership, other public company boards they serve on, and voting results from our 2018 annual meeting. All director information is provided as of March 15, 2019, unless indicated otherwise. Each of the nominated directors is willing and able to serve on the board until the next annual meeting of common shareholders.

All of the nominated directors are independent except Mr. Dilger, who is our President and Chief Executive Officer. The board has reviewed the independence and qualifications of the non-management directors and has recommended their nomination.

An overview of the nominated directors

Pembina Pipeline Corporation • Management information circular	14

Randall J. Findlay (68) | Independent

2018 voting results: 98.55% for, 1.45% withheld

Mr. Findlay was the President of Provident Energy Trust from 2001 until his retirement in 2006. He was a director of Provident from 2001 to 2012. Before that he held various executive positions in the oil and gas industry over 30 years, including senior positions at NOVA Corporation and TransCanada Pipelines Limited.

Mr. Findlay sits on the board of a public company and several private companies. He is also past chair of the Alberta Children’s Hospital Foundation.

Mr. Findlay is a professional engineer and has a Bachelor of Applied Science in chemical engineering from the University of British Columbia. He is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation.

Chair

Director since March 2007

Calgary, Alberta

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

U.S./International business experience

Mergers and acquisitions

Board and committee membership and attendance
Board of directors (chair)		6 of 6 meetings 100%
Governance, nominating and corporate social responsibility committee		5 of 5 meetings 100%

Other public company boards and committee memberships [1,2]
Superior Plus Corp. | TSX		Governance and nominating, audit

[1] Mr. Findlay was a director of Wellpoint Systems Inc. (a TSX Venture Exchange listed company) from June 2008 until January 31, 2011. Wellpoint Systems Inc., which supplied software to the energy industry in Canada, the U.S. and internationally, was placed into receivership by two of its lenders on January 31, 2011.

[2] Mr. Findlay was a director of Spyglass Resources Corp. (a TSX listed company) from March 2013 until May 13, 2015. Spyglass Resources Corp., an intermediate oil and gas exploration and production company, was placed into receivership by a syndicate of its lenders on November 26, 2015.

Securities held as of December 31, 2018
Common shares	Deferred share units	Total value[3]	Meets share ownership guidelines (including 50% common shares)
139,375	15,843	$6,287,881	yes

Class A preferred shares
Series 1	5,000

[3] Based on $40.51, the closing price of our common shares on the TSX on December 31, 2018. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 55 for more information).

Pembina Pipeline Corporation • Management information circular	15

Anne-Marie N. Ainsworth (62) | Independent

2018 voting results: 98.70% for, 1.30% withheld

Ms. Ainsworth served as President and Chief Executive Officer of Oiltanking Partners, L.P. and Oiltanking Holding Americas, Inc. from November 2012 to March 2014. She is currently on the boards of Kirby Corporation, HollyFrontier Corporation and Archrock, Inc. Ms. Ainsworth has extensive experience in the oil industry and has held several senior management positions throughout her career.

Ms. Ainsworth was Senior Vice President of Refining at Sunoco Inc. (2009 to 2012) and previously was the General Manager of the Motiva Enterprises, LLC (Motiva) refinery in Norco, Louisiana (2006 to 2009). Before she joined Motiva, Ms. Ainsworth was director of process safety management systems and business improvement leader at Shell Oil Products U.S. (2003 to 2006) and Vice President of Technical Assurance at Shell Deer Park Refining Company (2000 to 2003).

Director since October 2014

Houston, Texas

U.S.

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Financial

Risk

Corporate governance

U.S./International business experience

Information technology

Mergers and acquisitions

Ms. Ainsworth graduated from the University of Toledo with a Bachelor of Science in chemical engineering. She holds a Master of Business Administration from Rice University, where she served as an adjunct professor (2000 to 2009). She is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation.

Board and committee membership and attendance
Board of directors		6 of 6 meetings 100%
Audit committee[1]		2 of 2 meetings 100%
Safety and environment committee (chair)		4 of 4 meetings 100%
[1] On May 4, 2018, Ms. Ainsworth stepped down from the audit committee. She attended all meetings of the audit committee from January 1, 2018 to May 4, 2018.
Other public company boards and committee memberships
Archrock, Inc. | NYSE			Governance and nominating (chair), audit
HollyFrontier Corporation | NYSE			Health, safety and environment, finance
Kirby Corporation | NYSE			Audit

Securities held as of December 31, 2018
Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
20,464	9,957	$1,231,655	yes

[2] Based on US$29.67, the closing price of our common shares on the NYSE on December 31, 2018 and an exchange rate of 1.3642 as at December 31, 2018. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 55 for more information) and their value is based on $40.51, the closing price of our common shares on the TSX on December 31, 2018.

Pembina Pipeline Corporation • Management information circular	16

Michael (Mick) H. Dilger (56) | Non-independent

2018 voting results: 99.66% for, 0.34% withheld

Mr. Dilger was appointed Chief Executive Officer (CEO) of Pembina in January 2014. Before that, he was Pembina’s President and Chief Operating Officer (February 2012 to December 2013), Chief Operating Officer (November 2008 to February 2012) and Vice President, Business Development (2005 to 2008).

Before joining Pembina, Mr. Dilger worked as a senior executive in various finance and business development positions in oil and gas and infrastructure companies, ranging from companies in the initial capitalization phase to subsidiaries of multi-national corporations, including NOVA Corporation and TransCanada PipeLines Limited. His expertise includes corporate and strategic development, acquisitions and divestitures, and finance and business development. Mr. Dilger was co-chair of the 2016 United Way of Calgary campaign.

Director since January 2014

Calgary, Alberta

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

Information technology

Mergers and acquisitions

Mr. Dilger has been a Chartered Professional Accountant since 1989 and holds a Bachelor of Commerce degree from the University of Calgary. He is a member of the Institute of Corporate Directors.
Board and committee membership and attendance[1]
Board of directors		6 of 6 meetings 100%
[1] Mr. Dilger attended all board meetings in 2018 as a director and CEO and all committee meetings in 2018 in his capacity as CEO.
Other public company boards and committee memberships
None

Securities held as of December 31, 2018
Common shares	Restricted and performance share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
240,000	88,716	$13,316,285	yes

Options		1,147,265

[2] Based on $40.51, the closing price of our common shares on the TSX on December 31, 2018. Mr. Dilger is not entitled to deferred share units issued under our deferred share unit plan. Restricted and performance share units include units issued under our share unit plan and units accrued as dividend equivalents (see Executive compensation on page 58 for more information).

Pembina Pipeline Corporation • Management information circular	17

Maureen E. Howe (61) | Independent

2018 voting results: 99.73% for, 0.27% withheld

Ms. Howe was a Research Analyst and Managing Director at RBC Capital Markets in equity research from 1996 until 2008. She specialized in the area of energy infrastructure, which included power generation, transmission and distribution, oil and gas transmission and distribution, gas processing, and alternative energy. Prior to joining RBC Capital Markets, Ms. Howe held various positions in the area of capital markets, including investment banking, portfolio management, and corporate finance.

Ms. Howe is a director of Methanex Corporation and a director and Chair of the Audit Committee at TimberWest Forest Corp., a private timber company, and is the Chairperson of the University of British Columbia Phillips, Hager & North Centre for Financial Research.

Director since October 2017

Vancouver, British Columbia

Canada

Experience

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

U.S./International business experience

Mergers and acquisitions

Ms. Howe has a Bachelor of Commerce (Honours) from the University of Manitoba and a Ph.D. in Finance from the University of British Columbia. She is a member of the Institute of Corporate Directors.
Board and committee membership and attendance
Board of directors		6 of 6 meetings 100%
Audit committee		4 of 4 meetings 100%
Governance, nominating and corporate social responsibility committee[1]		3 of 3 meetings 100%
[1] Ms. Howe was appointed to the governance, nominating and corporate social responsibility committee on May 4, 2018 and attended all meetings after her appointment.
Other public company boards and committee memberships
Methanex Corporation | TSX, NASDAQ			Corporate governance, human resources and public policy

Securities held as of December 31, 2018
Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
12,588	4,554	$694,422	yes

[2] Based on $40.51, the closing price of our common shares on the TSX on December 31, 2018. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 55 for more information).

Pembina Pipeline Corporation • Management information circular	18

Gordon J. Kerr (65) | Independent

2018 voting results: 95.58% for, 4.42% withheld

Mr. Kerr was President and Chief Executive Officer and director of Enerplus Corporation (a TSX and NYSE-listed company) from May 2001 until July 2013. He is a past Chairman of the Canadian Association of Petroleum Producers, a former director of Deer Creek Energy Limited and Laricina Energy Ltd., and a past member of the Canadian Council of Chief Executives.

He has gained extensive management experience in leadership positions at various oil and gas companies since launching his career in 1979. He started his employment with Enerplus Corporation and its predecessor firms in 1996, and held positions of increasing responsibility, including the positions of Chief Financial Officer and Executive Vice President.

Director since January 2015

Calgary, Alberta

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

U.S./International business experience

Mergers and acquisitions

Mr. Kerr is a member of the Management Advisory Council of the Haskayne School of Business at the University of Calgary.

He has a Bachelor of Commerce from the University of Calgary. Mr. Kerr received his Chartered Accountant designation in 1979 and is a fellow of the Institute of Chartered Accountants of Alberta. Mr. Kerr is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation.

Board and committee membership and attendance
Board of directors		6 of 6 meetings 100%
Audit committee (chair)		4 of 4 meetings 100%
Human resources, health and compensation committee		4 of 4 meetings 100%

Other public company boards and committee memberships[1]
None

[1] Mr. Kerr was a director of Laricina Energy Ltd., a private company, until February 5, 2016. Laricina Energy Ltd. was subject to proceedings under the Companies Creditors Arrangement Act (Canada) in 2015. On February 1, 2016, the proceedings were conditionally discharged

Securities held as of December 31, 2018
Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
8,400	22,250	$1,241,632	yes

Class A preferred shares
Series 7		6,000

[2] Based on $40.51, the closing price of our common shares on the TSX on December 31, 2018. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 55 for more information).

Pembina Pipeline Corporation • Management information circular	19

David M.B. LeGresley (60) | Independent

2018 voting results: 96.37% for, 3.63% withheld

Mr. LeGresley has extensive experience in the financial services industry, including as a senior executive at National Bank Financial for 12 years, in several roles, including Head of Corporate and Investment Banking, and most recently Vice Chair. Before that, he held investment banking positions at Salomon Brothers Canada and CIBC Wood Gundy.

Mr. LeGresley currently chairs the board of directors of Equitable Group Inc. (Equitable Bank, a TSX-listed company).

He received a Bachelor of Applied Science in Engineering from the University of Toronto and a Master of Business Administration from Harvard Business School. Mr. LeGresley is a graduate of the Institute of Corporate Directors Education Program and holds the designation ICD.D.

Director since August 2010

Toronto, Ontario

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

Information technology

Mergers and acquisitions

Board and committee membership and attendance
Board of directors		6 of 6 meetings 100%
Audit committee		4 of 4 meetings 100%
Human resources, health and compensation committee (chair)		4 of 4 meetings 100%

Other public company boards and committee memberships
Equitable Group Inc. | TSX		Board chair

Securities held as of December 31, 2018
Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines (including 50% common shares)
57,789	22,632	$3,257,855	yes

[1] Based on $40.51, the closing price of our common shares on the TSX on December 31, 2018. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 55 for more information).

Pembina Pipeline Corporation • Management information circular	20

Robert B. Michaleski (66) | Independent

2018 voting results: 99.51% for, 0.49% withheld

Mr. Michaleski was the Chief Executive Officer of Pembina from January 2000 to December 31, 2013. Until February 15, 2012 he also served as President. He is currently a director of two other TSX-listed companies and one private company.

Mr. Michaleski served Pembina in various senior management and executive capacities for over 30 years. He was appointed controller in 1980 and Vice President, Finance in 1992. In connection with Pembina’s initial public offering in October 1997, he was named Vice President, Finance and Chief Financial Officer.

He has a Bachelor of Commerce (Honours) from the University of Manitoba, and received his Chartered Accountant designation in 1978. Mr. Michaleski is a member of the Institute of Corporate Directors.

Director since January 2000

Calgary, Alberta

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

Information technology

Mergers and acquisitions

Board and committee membership and attendance
Board of directors		6 of 6 meetings 100%
Safety and environment committee		4 of 4 meetings 100%

Other public company boards and committee memberships
Essential Energy Services Ltd. | TSX		Audit, compensation and governance (chair)
Vermilion Energy Inc. | TSX		Audit, governance and human resources (chair)

Securities held as of December 31, 2018
Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines (including 50% common shares)
455,440	10,410	$18,871,584	yes

[1] Based on $40.51, the closing price of our common shares on the TSX on December 31, 2018. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 55 for more information).

Pembina Pipeline Corporation • Management information circular	21

Leslie A. O’Donoghue (56) | Independent

2018 voting results: 95.89% for, 4.11% withheld

Ms. O’Donoghue has been Executive Vice President & Chief Strategy & Corporate Development Officer at Nutrien Ltd. since January 1, 2018. She was previously Executive Vice President, Corporate Development & Strategy & Chief Risk Officer at Agrium Inc. since October 30, 2012. Before that, she served in a variety of posts covering a wide range of responsibilities at Agrium Inc. Listed on the TSX and NYSE, Nutrien is the result of the merger of Agrium Inc. and Potash Corporation of Saskatchewan Inc. and is the world’s largest provider of crop nutrients, inputs and services.

Before joining Agrium Inc. in 1999, Ms. O’Donoghue was a partner in the national law firm of Blake, Cassels & Graydon LLP.

She has a Bachelor of Economics from the University of Calgary and Bachelor of Laws from Queen’s University. She was admitted to the Alberta Bar in 1989. Ms. O’Donoghue is a member of the Institute of Corporate Directors.

Director since December 2008

Calgary, Alberta

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

U.S./International business experience

Mergers and acquisitions

Board and committee membership and attendance
Board of directors			6 of 6 meetings 100%
Governance, nominating and corporate social responsibility committee			5 of 5 meetings 100%
Human resources, health and compensation committee			4 of 4 meetings 100%

Other public company boards and committee memberships
None

Securities held as of December 31, 2018
Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines (including 50% common shares)
30,288	17,474	$1,934,839	yes

Class A preferred shares
Series 11		3,000

[1] Based on $40.51, the closing price of our common shares on the TSX on December 31, 2018. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 55 for more information).

Pembina Pipeline Corporation • Management information circular	22

Bruce D. Rubin (62) | Independent

2018 voting results: 99.66% for, 0.34% withheld

Mr. Rubin has over 38 years of experience, including various executive and advisory positions and board memberships in the energy, refining and petrochemical sectors. He was CEO of Sunoco Chemicals Inc. (Sunoco Chemicals) and a Senior Vice President of Sunoco Inc. (2008 to 2010) and held various other executive positions during a 32-year career with that company. Mr. Rubin was the first CEO of Braskem America, Inc. (Braskem America), and he served with Braskem America in an executive capacity from 2010 until 2013. He oversaw the successful transition of Sunoco Chemicals to Braskem America and supported the successful acquisition by Braskem America of the polypropylene business of The Dow Chemical Company. Mr. Rubin was an advisor and director for Braskem America from 2014 to 2017.

Director since May 2017 Swarthmore, Pennsylvania U.S. Experience Engineering/operational Industry knowledge Major capital projects Safety, health and environment

Mr. Rubin serves on the board of DISA Global Solutions (a Court Square Capital Partners company) and the M. Holland Company. He served on the board of directors of Sylvatex Inc. from 2012 to 2016 and is currently an advisor to the company. He was an Executive Advisor for Court Square Capital Partners (2013 to 2015) and was an Operating Advisor for The Carlyle Group (2015 to 2017).

He has a Master of Business Administration from Widener University and a Bachelor of Science in chemical engineering from the University of Pennsylvania. He is a member of the Institute of Corporate Directors.

Human resources/compensation	Board and committee membership and attendance
Investment banking	Board of directors			6 of 6 meetings	100%
Financial	Audit committee			4 of 4 meetings	100%
Risk	Safety and environment committee[1]			3 of 3 meetings	100%
Corporate governance U.S./International business experience	[1] On May 4, 2018, Mr. Rubin stepped down from the safety and environment committee. He attended all meetings of the safety and environment committee from January 1, 2018 to May 4, 2018.
Information technology	Other public company boards and committee memberships
Mergers and acquisitions	None

	Securities held as of December 31, 2018

	Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
	14,000	5,316	$782,013	Yes

[2] Based on US$29.67, the closing price of our common shares on the NYSE on December 31, 2018 and an exchange rate of 1.3642 as at December 31, 2018. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 55 for more information) and their value is based on $40.51, the closing price of our common shares on the TSX on December 31, 2018.

Pembina Pipeline Corporation • Management information circular	23

Jeffrey T. Smith (71) | Independent

2018 voting results: 98.72% for, 1.28% withheld

Mr. Smith has extensive experience in oil and gas operations, finance, mergers and acquisitions and governance, human resources, compensation, health and safety and environmental matters. He is also a director of NAL Resources Limited, an indirect wholly-owned subsidiary of Manulife Financial Corporation.

He has a Bachelor of Science in geology from the University of Ottawa and is a member of the Association of Professional Engineers and Geoscientists of Alberta. Mr. Smith is a member of the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors		6 of 6 meetings 100%

Director since April 2012

Calgary, Alberta

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Risk

Corporate governance

Information technology

Mergers and acquisitions

Safety and environment committee		4 of 4 meetings 100%
Governance, nominating and corporate social responsibility committee (chair)		5 of 5 meetings 100%

Other public company boards and committee memberships[1]
None

[1] Mr. Smith was a director of Spyglass Resources Corp. (a TSX listed company) from March 2013 until August 11, 2015. Spyglass Resources Corp., an intermediate oil and gas exploration and production company, was placed into receivership by a syndicate of its lenders on November 26, 2015.

Securities held as of December 31, 2018

Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
11,000	19,923	$1,252,691	yes

Class A preferred shares
Series 5		4,000

[2] Based on $40.51, the closing price of our common shares on the TSX on December 31, 2018. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 55 for more information).

Pembina Pipeline Corporation • Management information circular	24

Henry W. Sykes (60) | Independent

2018 voting results: 96.55% for, 3.45% withheld

Mr. Sykes is the former President and director of MGM Energy Corp., a Canadian public energy company focused on the acquisition and development of hydrocarbon resources in Canada’s Northwest Territories and Arctic regions (January 2007 to June 2014). He was President of ConocoPhillips Canada (2001 to 2006) and Executive Vice-President, Business Development of Gulf Canada Resources Ltd. before that.

Mr. Sykes began his career as a lawyer and specialized in mergers and acquisitions, securities and corporate law. He is past Chair and member of the boards of Arts Commons and The Arctic Institute of North America, and a director of several private companies involved in the oil and gas industry.

Director since October 2017

Calgary, Alberta

Canada

Experience

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

U.S./International business experience

Mergers and acquisitions

He has a Bachelor of Arts in economics from McGill University, a law degree from the University of Toronto and a masters of law degree from the London School of Economics. He is a member of the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors		6 of 6 meetings 100%
Audit committee[1]		2 of 2 meetings 100%
Human resources, health and compensation committee		4 of 4 meetings 100%
[1] Mr. Sykes was appointed to the audit committee on May 4, 2018 and attended all meetings after his appointment.
Other public company boards and committee memberships[2]
None

[2] Mr. Sykes was a director of Parallel Energy Trust (a TSX listed company) from March 2011 to February 2016. Parallel Energy Trust filed an application in the Court of Queen’s Bench of Alberta for creditor protection under the Companies’ Creditors Arrangement Act (Canada) and voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In the Chapter 11 proceedings, the Bankruptcy Court approved the sale of the assets of Parallel Energy Trust and the sale closed on January 28, 2016. On March 3, 2016, the Canadian entities of Parallel Energy Trust filed for bankruptcy under the Bankruptcy and Insolvency Act (Canada) and a notice to creditors was sent by the trustee on March 4 , 2016.

Securities held as of December 31 2018
Common shares	Deferred share units	Total value[3]	Meets share ownership guidelines (including 50% common shares)[4]
11,306	2,249	$549,113	on track

[3] Based on $40.51, the closing price of our common shares on the TSX on December 31, 2018. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 55 for more information).

[4] Mr. Sykes has five years from the date of his appointment on October 2, 2017 to meet the guidelines.

Pembina Pipeline Corporation • Management information circular	25

4. Governance

Strong stewardship and governance are essential to operating our business effectively, and we maintain high standards of governance and ethics throughout our business. We believe good governance is important for our shareholders, our employees, all stakeholders and for Pembina.

Our governance practices meet or exceed legal and stock exchange requirements that apply to us. We also regularly benchmark ourselves against our peers to ensure we are following best practices. Since our move to the TSX 60 in April 2014, we continue to focus on ensuring our practices are aligned with our TSX 60 peer group.

Governance guidelines

Our board and management operate under governance guidelines that outline our emphasis on:

●	enhancing and preserving value;
●	protecting dividends;
●	meeting our obligations to all stakeholders; and
●	operating in a safe, reliable and environmentally responsible way.

Our governance guidelines set out our commitment to principles of good governance.

Board independence	✓	an independent chair of the board
	✓	audit committee, human resources, health and compensation committee and governance, nominating and corporate social responsibility committee are 100% independent
	✓	majority of the board must be independent
	✓	regular in camera meetings without management and without non-independent directors

Board diversity	✓	commitment to diversity by gender, age, skills and geographic location

Board effectiveness	✓	formal process for nominating directors and succession planning
	✓	ongoing director orientation and director education program
	✓	clearly established and distinct roles of board members and senior management
	✓	commitment to maintaining dialogue between management and directors
	✓	ability of the board and board committees to seek independent advice as appropriate
	✓	formal board assessment and peer review process

Integrity and ethical conduct	✓	commitment to ensuring the integrity of internal controls and public disclosure
	✓	monitoring of overboarding, board interlocks, and other potential conflicts of interest
	✓	established equity ownership requirements for directors
	✓	formal policy on majority voting

Organizational effectiveness	✓	requirement of board to oversee corporate strategy and manage organizational risks

Pembina Pipeline Corporation • Management information circular	26

The board’s mandate

The board of directors is governed by a charter and oversees our business, provides guidance to management, monitors management’s activities and sets corporate policy. The board is also responsible for developing our approach to corporate governance, including policies, standards and practices that ensure we operate ethically and meet or

You can find a copy of the board’s charter on our website (www.pembina.com).

exceed the laws and regulations that apply to us. The board’s mandate sets out specific matters that must be approved by the full board. All significant operational, governance, financial decisions and strategies that could affect our shareholders are reviewed by the board.

The board’s charter includes:

●	ensuring an ethical culture;
●	strategic planning;
●	enterprise and traditional risk management;
●	financial management and reporting;
●	succession planning and diversity; and
●	officer compensation.

The board fulfils its mandated duties directly and by delegating certain responsibilities to its four standing committees (see page 40 for information about the committees).

Ensuring an ethical culture

One of our most valuable assets is our reputation as a reliable and responsible energy services provider, with consistent financial performance and long-term financial stability. Fostering and ensuring a culture that promotes integrity and ethical conduct is key to maintaining our reputation.

All executives and employees must sign an acknowledgement every year that they have read and understand our code of ethics, whistleblower policy and other policies,

will review all updates, and will comply with them at all times. You can find these and other policies on our website.

Code of ethics

All directors, executives and employees of Pembina are governed by a code of ethics (the code) that sets out principles for ethical conduct in the following areas:

Updated policies and governance structures

We completed a company-wide update of our policies and governance structures in 2018 to align them with Pembina’s new strategy and purpose (see page 48), comply with new legal and governance requirements, and to be consistent with industry practices.

We also developed a new set of policies for the growing number of Pembina employees in the United States.

●	conflicts of interest;
●	business relationships and fair dealing;
●	compliance with the law;
●	government relations;
●	health, safety and environmental matters;
●	integrity of financial information;
●	disclosure and insider trading;
●	stakeholder and public relations;
●	privacy and confidentiality;
●	protecting our assets and records;
●	entertainment, gifts and other payments;
●	workplace environment and relationships; and
●	reporting responsibilities and procedures.

Compliance is mandatory and everyone has a responsibility to report violations of the code. Violations can result in disciplinary action, including dismissal.

Pembina Pipeline Corporation • Management information circular	27

The board is responsible for establishing procedures for monitoring compliance with the code and does so through a combination of periodic reports from management, our annual certification process, as well as through our whistleblower policy (see below). No aspect of the code can be waived unless it is approved by the board and properly disclosed, as required by the laws and regulations that apply to us. The board has not waived any aspect of the code since it was implemented in 2005, and no material change reports related to the conduct of any director or officer have been filed (which would generally be required for conduct that would constitute a material departure from the code).

Whistleblower policy

Pembina has built its reputation over 60 years because of our strong record of safe, reliable and environmentally responsible operations. Our whistleblower policy is designed to help us uphold our reputation and maintain public confidence by encouraging employees, consultants, contractors, agents and other stakeholders to act responsibly and report possible unethical practices without fear of discrimination, retaliation or harassment. The policy includes examples of activities that should be reported, and the process whistleblowers should follow to file a confidential report, including a whistleblower line that allows people to report anonymously by telephone or the internet, at any time. Each whistleblower complaint is treated confidentially and thoroughly investigated.

Shareholder engagement

We engage with our shareholders through accurate and consistent public reporting, as well as open dialogue about our strategy, performance and business activities. We provide ongoing information to our shareholders in our annual report, management information circular, annual information form, quarterly reports, news releases, sustainability report, website, corporate presentation, earnings calls, annual investor day and at industry conferences and other meetings. We host earnings calls every quarter that are open to all, with a live webcast and question and answer period. Our annual meeting is webcast live and all shareholders can participate.

Our shareholder engagement program is formally set every year, and follows a consistent pattern of investor conferences, management road shows, industry-specific conferences, one-on-one meetings, infrastructure tours and open houses. We also host an investor day every year. Our management team provides public information about our strategy, business and operations during these events.

Disclosure policy

Pembina is committed to providing material information to shareholders and the public in a timely, accurate and balanced fashion. We have a disclosure policy that applies to all directors, executives, employees and any other person authorized to speak on our behalf, that sets out our procedures for timely dissemination of material information to the public. We also have a disclosure committee made up of the chief executive officer and senior vice presidents who are responsible for reviewing and approving all material disclosure before it is released publicly. We regularly review our disclosure policy and update it as appropriate.

We also ask investors for feedback at all engagement opportunities, as well as by email and by telephone, and our investor relations group has formal and informal interactions with shareholders about specific questions. Occasionally, members of the board, including the chair, will participate in these activities with management. Management regularly provides the board with feedback from our shareholders, both about our company and about more general themes related to our industry.

Our directors are also available to meet directly with shareholders, as appropriate. Interested parties can contact our board members through the corporate secretary at the address below. Board members also attend our annual shareholders’ meeting and are available to respond to questions and receive feedback from investors.

Chair of the board of directors

c/o Corporate Secretary

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Shareholders can also contact our investor relations department any time, by letter, email or phone.

Pembina Pipeline Corporation • Management information circular	28

Strategic planning oversight

The board oversees the development and execution of our long-term strategic plan and shorter term objectives and initiatives. Pembina is committed to growing shareholder value through strategic project development and acquisitions that support the long-term success of both our company and our customers.

In 2018, the board increased the number of dedicated strategy sessions from one to two per year. At these sessions, the board meets with management to review Pembina’s current activities, long-range financial forecast and future growth opportunities, including input from third-party advisors from time to time about industry or other trends and developments that may benefit us or pose a risk. The board approves our annual strategic plan and monitors performance against it throughout the year, based on quarterly updates and reports from management.

New strategy and purpose; new corporate structure

The board approved a new strategy in 2018 focused on diversification and entering global markets, and an updated purpose emphasizing Pembina’s four stakeholder groups (customers, investors, employees and communities). See page 48 for details of our new strategy.

Our management and corporate structure was also reorganized effective January 1, 2018 into three divisions that better reflect our growth and the future needs of the company and the industry: pipelines, facilities and marketing and new ventures.

The board assesses the potential impact of significant projects against Pembina’s target financial guardrails:

• generate 80% of adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) (see About non-GAAP measures on page 93) from fee-for-service business;

•	maintain a strong “BBB” credit rating;

•	maintain a strong customer base of 75% or greater of investment grade or secured counterparties; and

•	target dividend payout of <100% of fee-for-service cash flow.

Risk management oversight

The board is responsible for overseeing risk management at Pembina. The board ensures it understands the principal risks of our business and assesses the balance between risk and potential return for Pembina and our shareholders to ensure our viability over the long-term. To facilitate our risk review we have an enterprise risk committee made up of members of management, which meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities.

As part of its responsibility, the board makes sure we have:

Risk management policies

Pembina maintains the following policies:

•  Enterprise risk management policy

•  Market risk mitigation policy

•  Counterparty risk management policy

•  Acceptable use of information assets policy

•  Information management policy

•  Corporate security policy

•  Cyber security policy

•	an enterprise risk management (ERM) process, designed to identify and assess potential risks that may affect our business, operations or results, and to manage risk factors within our risk appetite;

•

a risk management infrastructure to respond to identified risks, and critical risk management policies and procedures, including risk response, controls, monitoring, mitigation and reporting to the board; and

•	specific management processes for addressing corporate, regulatory, securities and other compliance requirements.

Management reports periodically to the board of directors about the risks that have been identified through a survey that encompasses the whole company and, at least once a year, presents a report to the board of directors that summarizes the enterprise risk committee’s review of risk identification, management and reporting, and any deficiencies identified. The governance, nominating and corporate social responsibility committee reviews the risk oversight functions of the board and board committees to confirm that identified risk oversight is appropriately allocated.

The ERM process also guides our materiality and disclosure decisions in relation to risks, based on the overriding principle that risks must be disclosed if they would most likely influence an investor’s decision to purchase securities of the company, and weighing both the probability of an outcome as well as the potential financial impact to the

Pembina Pipeline Corporation • Management information circular	29

company. You can find a complete listing and explanation of our risk factors under the heading Risk factors in our annual information form (AIF) on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Our 2018 ERM process identified our top 10 risks, potential impacts, mitigation strategies currently in place, emerging risks, and proposed additional mitigation approaches. The top 10 risks are organized into five broad categories and overseen by the board and its committees as follows:

Board/ board committee	Risk category it oversees	Specific risks identified
Board	All	Laws and regulations Competition Economic conditions and industry Concentration risk Political risks Breakdown of partnership/joint ventures Accelerated rates of change Commodity price
Audit committee	Financial and technological	Economic conditions and industry Information security/cyber crime
Governance, nominating and corporate social responsibility committee	Governance and regulatory	Laws and regulations
Human resources, health and compensation committee	Human resources	Accelerated rates of change
Safety and environment committee	Operational Health, safety and environment	Environment

You can read more about the board committees starting on page 40.

Environmental, social and governance oversight

Pembina is committed to being a responsible corporate citizen and the board oversees corporate stewardship. The board recognizes the importance of environment, social and governance (ESG) factors to Pembina’s long-term success.

First sustainability report Pembina published our first sustainability report in December 2018.

Pembina’s purpose includes a commitment to having a net positive impact on our stakeholders, and this is reflected in our health, safety and environment policy, our security management policy, our aboriginal and tribal relations policy, our integrity program, our investment in communities and our direct engagement with the communities where we operate.

Developed over 2017 and 2018 by management working with the governance, nominating and corporate social responsibility committee, the report is based on feedback from our stakeholders, proxy advisors, regulators and standard-setting organizations.

We also understand that we are exposed to legal and reputational risk if we fail to adapt to changing regulatory regimes, and political and social initiatives in this regard. In particular, we are aware of the increasing need for transparency in ESG reporting.

We framed the contents based on sustainability issues that could be material to Pembina, as identified by multiple internationally recognized sustainability frameworks.

Corporate social responsibility and Pembina’s overall sustainability is the responsibility of the governance, nominating and corporate social responsibility committee. This responsibility was added to the committee’s charter in 2018, and one of the committee’s first tasks was to oversee management’s development of Pembina’s first sustainability report.

You can find a copy of our sustainability report and our ESG policies on our website at www.pembina.com/our-responsibility/.

Pembina Pipeline Corporation • Management information circular	30

The safety and environment committee mandate includes oversight of environmental risks and policies. Our ERM process identified environmental risk as one of Pembina’s top 10 risks. Among other things, we are concerned about the impact of physical risks such as health and safety, property damage and disruptions to operations.

Environmental Risks Pembina’s 2018 ERM process identified emissions and environmental risk as one of the top 10 risks to our company and the industry.

The human resources, health and compensation committee ensures the company focuses on sustainability issues by including safety and environment metrics in incentive plan design and compensation decisions for executives (see page 67).

Financial management and reporting

The board is responsible for:

● approving our financial statements, accompanying MD&A and earnings press releases;

The safety and environment committee is reviewing the potential impact of changing legislation and regulatory requirements on our industry, and the material risks and opportunities for Pembina. The risk factors listed in our AIF dated February 21, 2019 include references to how we currently think some of these environmental risks could impact us.

●	reviewing and overseeing compliance with the audit, accounting and financial reporting requirements that apply to our business;

●	approving our annual operating and capital budgets and financing plans and strategies; and

●	approving decisions to participate in the capital markets and all significant changes to our accounting policies and practices.

The board also makes sure we have a robust system for tracking internal controls over financial reporting, compliance with the Sarbanes-Oxley Act, internal audit, fraud and auditing matters and responding to complaints, including anonymous complaints we may receive from employees or others. You can read about the audit committee’s role in compliance and internal audit on page 42, and our whistleblower policy on page 28.

Compensation

Director compensation

The board is responsible for:

The human resources, health and compensation committee reviews and recommends compensation for directors, the CEO and his direct reports. You will find a full list of that committee’s activities in 2018 starting on page 44.

● approving director compensation;

● making sure director compensation is aligned with shareholder interests and adequately reflects the time commitment, scope of responsibilities, risks involved in being a director and market trends in director compensation;

● working with the human resources, health and compensation committee to review from time to time the competitiveness of the compensation of our board members, board chair and committee chairs; and

●	working with independent external advisors that review director compensation and provide objective advice.

Executive compensation

All decisions about compensation of the CEO and senior vice presidents must be approved by the board.

The board works with the human resources, health and compensation committee and independent advisors retained by the human resources, health and compensation committee, to determine compensation for our CEO and senior vice presidents, including variable compensation.

You can read more about our approach to compensation governance and how we compensate our directors and executives beginning on page 47 and the role and responsibilities of the human resources, health and compensation committee on page 44.

Pembina Pipeline Corporation • Management information circular	31

Succession planning and diversity

Executive succession planning

The board has developed position descriptions for the CEO, Chief Financial Officer (CFO) and other senior vice presidents, outlining the scope and responsibilities of each role.

The board is responsible for evaluating and appointing the CEO and his direct reports, and for approving the management succession process for other executives. It reviews succession plans for the CEO, the senior vice presidents and other executives, taking into consideration recommendations by the human resources, health and compensation committee. There is also a development plan process in place for employees who are potential successors to senior vice presidents and other executives. Assessment of readiness includes a thorough review of each individual’s leadership competencies, technical skill and commercial acumen.

The executive team has formed a talent management committee that periodically reviews succession plans, identifies employees with high potential and ensures employee development is progressing as planned. The CEO meets with the human resources, health and compensation committee at least once a year to discuss the succession plan, review succession candidates for the CEO position, as well as senior management and other strategic positions, and review development plans for possible successors. Emergency successors have also been identified for each executive position and are reviewed every year.

Leadership development

Pembina is developing a community of extraordinary leaders to realize the company’s vision, and our Leadership Competency Framework is an essential part of this process, including succession planning. The framework has three graduated components: leading self, leading others and leading the business, and focuses on Pembina’s 10 core competencies. The program brings employees across the company together to build relationships and share ideas, complementing on-the-job experience with formal and informal learning opportunities.

Pembina’s 10 core competencies

●  demonstrating accountability and commitment

●  acting courageously

●  exhibiting self-awareness

●  communicating effectively

●  working collaboratively

●  empowering and developing others

●  thinking and acting strategically

●  leading positive change

●  driving results

●  applying business acumen

Diversity

The executive team and the board are mindful of the importance of management diversity, and consider diversity of all types, among other factors, in management succession planning. We comply with the requirements of the Employment Equity Act (Canada) for women in management and submit a report annually to the federal government.

Women currently represent approximately 29% of our workforce, which is higher than the Alberta mining and oil and gas extraction industry median for all employees of 21.5% in 2017, the last time this data was published, and the most closely comparable industry group. We currently have three female executives (12 percent of our executive team). We do not have a formal target for women in executive positions, but we continue to identify female candidates for higher level executive positions, and with the increasing number of women in management, we are confident that our succession planning will lead to more women moving into executive positions.

Employee engagement

We believe an engaged workforce increases company productivity, improves results and ultimately adds value to our shareholders. We began tracking employee engagement scores in 2013, and are updating those results every two or three years.

Our 2018 score was 66% on the employee engagement survey. Our 98% response rate to the 2018 survey was exceptional and demonstrates that our employees are committed to providing feedback and making Pembina a great place to work. Our response rate

Human resources policies Pembina maintains the following policies: ● Respectful workplace policy ● Alcohol and drug policy ● Privacy policy

Pembina Pipeline Corporation • Management information circular	32

far exceeds AON’s global average response rate of 80% and our 66% score is consistent with other TSX 60 companies in the survey.

While we are satisfied with the score, our CEO and Senior Vice Presidents have included specific goals for 2019 to address some of the concerns voiced by our employees.

In 2018, Pembina was once again recognized as one of ‘Alberta’s top 70 employers’ by Mediacorp Canada, recognized as one of ‘Canada’s top 100 employers’ by the Globe and Mail, and newly recognized in January of 2019 as one of ‘Canada’s top employers for young people’ by the Globe and Mail. These significant accomplishments were achieved despite transformational change, including the merger with Veresen, an associated company-wide reorganization positioning the company for future growth, and the implementation of Pembina’s new global strategy.

About the board of directors

We expect our directors to demonstrate the highest personal and professional ethics, integrity and values, and to represent the long-term interests of our stakeholders.

Independence

The board assesses the independence of directors annually using independence criteria that meet or exceed the following standards:

● National Policy 58-201 – Corporate Governance Guidelines;

● National Instrument 52-110 – Audit Committees;

● U.S. Securities and Exchange Commission rules and regulations;

● Sarbanes-Oxley Act of 2002; and

● NYSE rules.

This is described in detail in our Standards for Director Independence, which you can find on our website (www.pembina.com).

Independent board

10 of the 11 nominated directors are independent, meaning they do not have a business or other relationship (direct or indirect) that could, or could reasonably be perceived to, materially interfere with their ability to act in our best interests. Mr. Dilger is not independent because he is Pembina’s President and CEO.

We require all directors who sit on the audit, human resources, health and compensation, and governance, nominating and corporate social responsibility committee, to be independent directors.

In camera sessions

The board meets in camera at each meeting to facilitate regular, open and candid discussion among the independent directors without management present, and also without the non-independent directors (if there are any).

In 2018, our independent directors met separately at every board meeting.

About the chair of the board

The chair of the board is appointed by the directors for a term of one year. Our intent is to have an independent chair unless it is in the best interests of the company to appoint a chair who is not independent. The roles of chair of the board and CEO have been separate since we went public in 1997. Our current chair, Randall J. Findlay, is independent.

The board has developed a position description for the chair of the board and the committee chairs, outlining the scope and responsibilities of those roles. Committee chairs lead their committee and report to the board. The chair reports to the board and our shareholders and works with the CEO to make sure we fulfill our responsibilities to shareholders, employees, partners, governments and the public.

The chair is expected to provide leadership to the board and foster effective, responsible decision-making, including overseeing board direction and administration, board and individual director effectiveness.

Pembina Pipeline Corporation • Management information circular	33

The board, in conjunction with the governance, nominating and corporate social responsibility committee, also selects the chair of each committee.

Nomination of new directors

The board reviews its composition annually, considering diversity, specific skills, tenure and the experience required on the board. The board looks at director nomination dynamically, recognizing that the skills the board needs will change over time and as the company and the industry evolve. The goal is a board that is effective, experienced and well-balanced. The governance, nominating and corporate social responsibility committee recommends new director candidates to the board for approval. The board proposes the final list of nominated directors to shareholders. The governance, nominating and corporate social responsibility committee looks to a number of sources to identify new candidates, including outside search firms.

The board looks for directors who are inquisitive and objective, have practical wisdom and mature judgment. It ensures that the process is impartial by taking into consideration any potential conflicts of interest and relationships between new directors and existing directors.

It looks at the competencies and skills of a potential candidate, including their education, communication and interpersonal skills, and relevant business, government and civic experience. It also considers the skills matrix of the current board to balance the qualities of new candidates with the composition and diversity of the board.

Finally, it considers whether the candidate is able to devote enough time to their duties as a director, and reviews and consults with the chair of the board and the CEO to gather their input before proposing a list of nominated directors to shareholders.

Board diversity

The board recognizes the importance of director diversity and, in February 2015, formally adopted a written policy that serves as a framework for promoting diversity, including diversity of gender, age and geographic location. Since that time, we have added one female director to our board for a total of three women, while increasing the board’s geographic, educational, experience, and age diversity.

27% of the nominated directors are women

In accordance with the diversity policy’s objectives, the governance, nominating and corporate social responsibility committee aims to achieve diversity on the board when selecting and recommending nominees for election, while balancing the professional qualifications required of our directors. The governance, nominating and corporate social responsibility committee and board are specifically committed to continuing to increase the number of women on the board. While the diversity policy does not set formal targets for women on the board, we feel that diversity is being addressed on an ongoing basis by the governance, nominating and corporate social responsibility committee and the board without the need for a formal target.

In its annual assessment of board composition and mix of skills, the governance, nominating and corporate social responsibility committee also looks at how effective our diversity policy is at building board diversity, considering the skills required on the board at that time.

Age and tenure Directors retire from our board or do not stand for re-election once they have turned 72, unless the board determines otherwise.	62 average age of our directors
We do not have a formal policy imposing term limits. Our priority is to assemble a board that has the right mix of skills and experience as a whole to provide strong stewardship.	6.6 years average tenure of our independent directors

While the board recognizes that a longer serving director can make a growing contribution to the board over time, it balances experience with some turnover to generate fresh ideas and perspectives on various issues and our business in general.

Pembina Pipeline Corporation • Management information circular	34

Location

Pembina operates in Canada and the U.S., so it is important to have directors with experience in these markets. Nine of our directors are located in Canada, and two are located in the U.S. Aside from geographical location, we have several directors with relevant experience in both markets as well as internationally.

Skills and experience

The board regularly evaluates the competencies and skills of the directors against what it needs for proper oversight, effective decision-making and fulfilling its mandate.

It is our goal to ensure the board has a prudent mix of relevant skills and experience, sufficiently diverse opinions to support balanced discussion and debate, and a manageable number of directors to facilitate productive discussion and decision-making. The board uses a skills matrix to identify and evaluate the experience and knowledge of the directors, and to identify potential areas to focus on when recruiting new director candidates. The governance, nominating and corporate social responsibility committee maintains the matrix and updates it regularly. In 2017, the governance, nominating and corporate social responsibility committee and the board adopted a numbered skills matrix in order to better illustrate our directors’ self-assessments of skills, and added new skills that will be important to the company as it evolves.

The following tables show the mix of experience and knowledge of our nominated directors.

Randall Findlay (chair)	Anne-Marie Ainsworth	Mick Dilger	Maureen Howe	Gordon Kerr	David LeGresley	Robert Michaleski	Leslie O'Donoghue	Bruce Rubin	Jeffrey Smith	Henry Sykes	Total	
Key characteristics														
Age	<60			✓					✓				2	18%
	60-69	✓	✓		✓	✓	✓	✓		✓		✓	8	73%
	70+										✓		1	9%
Tenure	<5 years		✓		✓	✓				✓		✓	5	46%
	5-10 years			✓			✓		✓		✓		4	36%
	11+ years	✓						✓					2	18%
Geographic location	Alberta	✓		✓		✓		✓	✓		✓	✓	7	64%
	British Columbia				✓								1	9%
	Ontario						✓						1	9%
	U.S.		✓							✓			2	18%
Education	Business		✓	✓	✓	✓	✓	✓		✓			7	64%
	Financial			✓	✓	✓		✓					4	36%
	Engineering	✓	✓				✓			✓	✓		5	45%
	Legal								✓			✓	2	18%
	Other								✓		✓	✓	3	27%

Pembina Pipeline Corporation • Management information circular	35

Skills and experience 1: Basic knowledge – basic knowledge gained through day to day activities 2: Working knowledge – has some related managerial or board experience in the area 3: Significant experience – considerable depth and breadth of experience	Randall Findlay	Anne-Marie Ainsworth	Mick Dilger	Maureen Howe	Gordon Kerr	David LeGresley	Robert Michaleski	Leslie O'Donoghue	Bruce Rubin	Jeffrey Smith	Henry Sykes	Total level 2 and 3	
Engineering/operational	2	3	2	1	2	2	2	2	3	2	1	9	82%
Industry knowledge/pipelines	2	3	3	3	2	2	3	2	1	2	2	10	91%
Industry knowledge/midstream	3	3	3	2	2	2	2	2	2	2	3	11	100%
Industry knowledge/natural gas liquids	3	3	3	2	2	2	2	2	1	2	2	10	91%
Major capital projects	3	3	2	2	2	2	3	3	3	2	3	11	100%
Safety, health and environment	2	3	3	2	2	1	2	3	3	3	3	10	91%
Human resources/compensation	3	2	3	2	3	3	3	3	2	2	2	11	100%
Investment banking	2	1	2	3	2	3	2	2	2	1	2	9	82%
Financial	2	2	3	3	3	3	3	2	2	1	2	10	91%
Risk	2	3	2	2	2	3	3	3	3	2	2	11	100%
Corporate governance	3	2	2	3	2	3	2	3	2	3	3	11	100%
U.S./International business experience	2	3	1	2	2	1	1	3	3	1	2	7	64%
Information technology	1	3	2	1	1	2	2	1	3	2	1	6	55%
Mergers and acquisitions	3	2	3	2	3	3	3	3	3	2	3	11	100%

Attendance and active participation

We have a very committed group of directors and are proud to report that in 2018, our board had perfect attendance, as our directors attended all board and committee meetings. Directors are expected to attend all board meetings and all of their committee meetings unless there is an unavoidable conflict or other extenuating circumstances. Attendance is monitored by the governance, nominating and corporate social responsibility committee and managed by the chair of the board.

100% meeting attendance in 2018

We expect all board and committee meetings to be conducted in a way that promotes open communication, meaningful participation and timely resolution of issues. Generally, directors can serve on a maximum of three committees so they can fully participate and meet their obligations to the board. All of our independent directors serve on one or two committees.

Pembina Pipeline Corporation • Management information circular	36

The table below includes details of director meeting attendance in 2018.

			Committee meetings
	Board meetings		Audit	Governance, nominating and corporate social responsibility	Human resources, health and compensation	Safety and environment	Total committee meetings

R. Findlay[1]	6 of 6 (chair)	100%		5 of 5			5 of 5	100%

A. Ainsworth[2]	6 of 6	100%	2 of 2			4 of 4 (chair)	6 of 6	100%

D. Arnell	6 of 6	100%				4 of 4	4 of 4	100%

M. Dilger[3]	6 of 6	100%					N/A	N/A

M. Howe[4]	6 of 6	100%	4 of 4	3 of 3			7 of 7	100%

G. Kerr	6 of 6	100%	4 of 4 (chair)		4 of 4		8 of 8	100%

D. LeGresley	6 of 6	100%	4 of 4		4 of 4 (chair)		8 of 8	100%

R. Michaleski	6 of 6	100%				4 of 4	4 of 4	100%

L. O’Donoghue	6 of 6	100%		5 of 5	4 of 4		9 of 9	100%

B. Rubin[5]	6 of 6	100%	4 of 4			3 of 3	7 of 7	100%

J. Smith	6 of 6	100%		5 of 5 (chair)		4 of 4	9 of 9	100%

H. Sykes[6]	6 of 6	100%	2 of 2		4 of 4		6 of 6	100%

1 Mr. Findlay typically attends all committee meetings in his capacity as chair of the board.

2 On May 4, 2018, Ms. Ainsworth stepped down from the audit committee. She attended all meetings of the audit committee from January 1, 2018 to May 4, 2018.

3 Mr. Dilger attended all board meetings in 2018 as a director and CEO and all committee meetings in 2018 in his capacity as CEO.

4 Ms. Howe was appointed to the governance, nominating and corporate social responsibility committee on May 4, 2018 and attended all meetings after her appointment.

5 On May 4, 2018, Mr. Rubin stepped down from the safety and environment committee. He attended all meetings of the safety and environment committee from January 1, 2018 to May 4, 2018.

6 Mr. Sykes was appointed to the audit committee on May 4, 2018 and attended all meetings after his appointment.

Orientation and continuing education

The governance, nominating and corporate social responsibility committee is responsible for approving the director orientation process and annual plans for director education and development.

Orientation

Our orientation manual for new directors includes the following items:

●	corporate governance guidelines;
●	board mandate;
●	committee charters;
●	terms of reference for directors;
●	position descriptions for the board chair, committee chairs, CEO and the senior vice presidents;
●	key corporate policies;
●	recent disclosure and investor materials;
●	strategic plan; and
●	other relevant corporate and board information.

New directors attend orientation sessions and one on one meetings with key officers to familiarize them with our business, significant risks and mitigation measures, our expectations, our corporate goals and objectives, and current business issues and opportunities.

Pembina Pipeline Corporation • Management information circular	37

Continuing education

Directors have ongoing opportunities to increase their knowledge and understanding of our business. All of our directors are members of the Institute of Corporate Directors and the company pays the cost of this membership. The board also encourages individual directors to attend continuing education sessions and contributes to the cost of attending these courses. We also periodically provide educational sessions about our business, our industry and emerging trends and issues. These are presented at scheduled board and committee meetings, and include:

• Annual briefings – typically include reviews of the competitive environment, our five-year or ten-year financial outlook, our performance relative to our peers, significant risks and mitigation measures and other developments that could materially affect our business. Briefings may include presentations by third-party consultants, such as financial advisors, pension experts and outside legal counsel as needed;

• Corporate governance issues and trends – regular briefings on corporate governance developments and emerging best practices; and

• Industry and other issues and trends – presentations from time to time by external consultants about general industry trends or other topics of interest.

2019 priorities

The board has set the following priorities for continuing education in 2019:

Business/industry

• petrochemicals;

• global commodity and financial markets; and

• LNG.

Risk

• enterprise risk oversight;

• cyber security; and

• facility security.

Governance

• shareholder activism and board shareholder engagement;

• board diversity; and

• director liability.

The corporate secretary maintains a list of all skill development of, and continuing education taken by, the directors, which the governance, nominating and corporate social responsibility committee reviews when building each year’s director education plan. The table below shows the education sessions our directors attended in 2018:

Category	Event	Date	Presenter	Attendees

Financial	Audit Education Session – U.S. Tax Reform	February 21st	KPMG	A-M.N. Ainsworth R.J. Findlay M.E. Howe G.J. Kerr D.M.B. LeGresley B.D. Rubin

	Top Priorities for Audit Committees	March 27th	Institute of Corporate Directors	G.J. Kerr

	Audit Education Session – Credit 101	May 2nd	Pembina Risk Department	All directors except R.B. Michaleski L.A. O’Donoghue H.W. Sykes

	Audit Education Session – Regulatory (non-GAAP measures) and Tariffs (USMCA) Update	October 31st	KPMG	R.J. Findlay M.E. Howe G.J. Kerr B.D. Rubin H.W. Sykes

	U.S. Tax Reform	November 22nd	University of Calgary School of Public Policy	G.J. Kerr

Global markets	Market, Economic and Business – Responding to Enhanced Competitiveness	March 14th	Institute of Corporate Directors	G.J. Kerr

	ICD Conference - Future of Canadian Trade	May 30-31	Institute of Corporate Directors	R.J. Findlay G.J. Kerr

Governance	Director’s Education Program – Module III	February 9-11	Institute of Corporate Directors	A-M.N. Ainsworth

	Director’s Education Program – Module IV	April 13-15	Institute of Corporate Directors	A-M.N. Ainsworth

	Director’s Education Program – Final Exam (Certification Received: ICD.D)	May 17th	Institute of Corporate Directors	A-M.N. Ainsworth

Pembina Pipeline Corporation • Management information circular	38

Category	Event	Date	Presenter	Attendees

	Governance in the Blockchain Age	May 30-31	Institute of Corporate Directors	R.J. Findlay G.J. Kerr

	Improving Board Diversity	October 25	Women in Capital Markets	M.E. Howe

Corporate social responsibility	Annual Aboriginal Law Update	February 14th	Blakes, Cassels & Graydon LLP	G.J. Kerr
	Social License in Volatile Times	May 30-31	Institute of Corporate Directors	R.J. Findlay G.J. Kerr
	Leader Character in the Spotlight	May 30-31	Institute of Corporate Directors	R.J. Findlay G.J. Kerr
	Taking Process Safety Company-wide: Leadership, Culture and Management Systems	September 27th	Pilko Governance Forum (Hosted by Irving Oil)	A-M.N. Ainsworth
	Safety Leadership from the C-Suite	November 14th	Pilko Governance Forum (Hosted by Phillips 66)	A-M.N. Ainsworth
	Social Transformation – First Nations	November 27th	Institute of Corporate Directors	R.J. Findlay G.J. Kerr

Industry knowledge	Oil and Natural Gas Market Update	May 1st	GMP FirstEnergy	G.J. Kerr

	Board Education - Gas 101	May 2nd	S&P Global	All Directors

	ARC Energy Investment Forum 2018 “Playing to Win”	May 9th	Peter Tertzakian and Jackie Forrest	R.J. Findlay M.E. Howe L.A. O’Donoghue

	Audit Education Session – Crude Oil Midstream	August 1st	Pembina Midstream Business Unit	M.E. Howe G.J. Kerr D.M.B. LeGresley B.D. Rubin H.W. Sykes

Technology	Balancing Risk and Innovation in the Boardroom	May 30-31	Institute of Corporate Directors	R.J. Findlay G.J. Kerr

Serving on other boards

We recognize the significant commitment involved in serving on a board and the value and experience gained from serving on other boards. None of our directors serve on more than three other public company boards and none of them currently sit together on the board of another public company.

In 2017, we updated our governance guidelines to reflect evolving trends in public board directorship commitments. Mr. Dilger, who is a director and our CEO, and other directors who hold executive offices with public companies, can serve on one public company board in addition to Pembina’s. All other directors can serve on up to four public company boards in total (including Pembina’s). Directors who want to serve on the board, or as an executive, of another publicly traded company must notify the chair of our governance, nominating and corporate social responsibility committee before accepting the nomination or appointment. The chair of the governance, nominating and corporate social responsibility committee, together with the board chair, will determine whether accepting the appointment would compromise the director’s availability or capacity, or result in an actual or perceived conflict of interest.

The governance, nominating and corporate social responsibility committee has reviewed the boards our directors currently serve on, and has determined that they do not affect the board’s independence or its ability to operate effectively.

The board regularly reviews the directorships. If two or more directors serve together on another public company board, the board will review the situation and decide whether a director should continue to serve on our board. It may grant an exception in some circumstances.

Conflicts of interest

Our directors must avoid conflicts of interest and abide by our code of ethics.

Pembina Pipeline Corporation • Management information circular	39

If a director or executive has a material interest in a potential transaction or agreement, he or she must report this to the board. Directors must have the governance, nominating and corporate social responsibility committee’s approval before accepting a senior management or board position with another company. Directors who feel they might have a conflict of interest related to any matter the board is considering at a meeting must disclose the interest, refrain from voting on the matter and remove themselves from that portion of the meeting.

Board and committee evaluation

Regular board assessments are important to confirm that the board, its committees and individual directors are performing effectively, and to encourage continuous improvement.

We complete an assessment of the board once a year. The chair of the board leads the assessment, with input from all directors. Each director completes a formal questionnaire every one or two years, which is divided into four categories: board responsibility, board operations, board effectiveness and committee matters. Each director also evaluates the effectiveness and performance of the board chair. The 2018 questionnaire also included confidential questions on peer performance. The chair met with each director individually, in person or by telephone, to discuss the results of the questionnaires. The chair also seeks input on board effectiveness, risk management, strategic oversight and other relevant topics. After the results of the questionnaires and meetings are compiled, the governance, nominating and corporate social responsibility committee and the board discuss the results, in camera if appropriate.

In 2018, the board also retained an independent outside consultant to conduct an evaluation of the board and management, and the governance, nominating and corporate social responsibility committee considered this evaluation as part of its discussions on board, committee and director effectiveness. Through this thorough assessment process, the board aimed to ensure that the board, committees and individual directors are equipped to evolve with the business given the transformative changes that occurred in 2017 and 2018.

The governance, nominating and corporate social responsibility committee and the board also recognize the important role that self-evaluation plays in the overall assessment of board effectiveness. In 2018, the chair of the board conducted one-on-one interviews with each director and sought feedback on:

•	board responsibility, including strategy and succession planning;
•	board operations, including efficiency, sufficiency of performance and market data provided by management, adequacy of independent director discussions;
•	committee performance;
•	board effectiveness; and
•	self-evaluations of directors.

Board committees

The board has four standing committees to help carry out its duties and meet the statutory and policy requirements that apply to our business:

•	Audit;
•	Governance, nominating and corporate social responsibility;
•	Human resources, health and compensation; and
•	Safety and environment.

Each committee is governed by a written charter that is approved by the board and reviewed and assessed by the committees themselves and the board every year. All of the directors that serve on the board committees must be independent, except for our safety and environment committee, which must have a majority of independent directors. In 2018, as part of the corporate governance and policy update project, the board and committees reviewed and updated all of the committee charters, and renamed three of the committees to better reflect the new committee and corporate structure and ensure alignment and consistency amongst the committees, and with Pembina’s purpose and four stakeholder groups.

Pembina Pipeline Corporation • Management information circular	40

Each committee updates the board regularly on its activities by providing a report to the board after each committee meeting and submits any recommendations that require board approval for discussion and review. Each committee is responsible for sharing information of mutual interest with other committees.

The board reviews the composition of its committees each year and makes adjustments as needed. The board can remove members of each committee by resolution when needed and fill vacancies if a committee has less than the minimum number of members.

The board may also, from time to time, establish ad hoc committees to address specific issues that emerge or assume tasks not covered by the standing committees and for a specific period of time.

You can find our committee charters online at our website (www.pembina.com) and read about the nominated directors starting on page 14.

Audit committee

The audit committee is responsible for overseeing:

•	the integrity of Pembina’s financial statements, the reporting process and internal controls over financial reporting;
•	the relationship, reports, qualifications, independence and performance of the external auditor;
•	the internal audit function;
•	financial risk management with respect to areas outlined in the audit committee charter;
•	compliance with legal and regulatory requirements;
•	management information technology related to financial reporting and financial controls; and
•	maintenance of open lines of communication between management, the external auditors, the internal auditors and the board.

The audit committee meets quarterly with management and the external auditors and separately with the external auditors. The audit committee met four times in 2018. All of these meetings included the internal and external auditors and time without management present.

Members	Gordon Kerr (chair) Maureen Howe David LeGresley	Bruce Rubin Henry Sykes

David LeGresley and Gordon Kerr are financial experts and all of the members are financially literate (within the meaning under U.S. and Canadian securities laws, respectively). Anne-Marie Ainsworth stepped down from the audit committee on May 4, 2018. Henry Sykes was appointed May 4, 2018.

Independence

100%

Each of the five directors met the independence criteria as of March 15, 2019, within the meaning of National Instrument 52-110 - Audit Committees, Rule 10A-3 under the U.S. Securities Act of 1934, as amended, and the corporate governance standards of the NYSE.

Qualifications

•  be an accountant or have financial experience or accreditation, or both

•  all of the committee members must be able to read and understand a set of financial statements that are comparable in scope and complexity to our financial statements

Pembina Pipeline Corporation • Management information circular	41

Key responsibilities

Financial statements, reporting process and internal controls over financial reporting

•  reviewing annual and quarterly consolidated financial statements, MD&A, the earnings press releases and other financial disclosure, and recommending them to the board for approval

•  reviewing significant financial reporting issues, changes in accounting policies, key estimates and judgments, significant deficiencies identified and compensating or mitigating controls, unresolved issues between management and the external auditor, material correspondence with regulators or government agencies, and whistleblower complaints

External auditor

•  overseeing the relationship, reports, qualifications, independence and performance of the external auditors and audit services by other registered public accounting firms Pembina has engaged

Internal audit

•  overseeing the internal audit function including the audit charter, activities, staffing and organizational structure

•  approving the annual audit plan

•  assessing performance and ensuring there are no unjustified restrictions or limitations

•  meeting separately as appropriate, to discuss matters that should be discussed privately

Financial Risk management

•  discussing governance guidelines and policies for risk assessment and management of areas outlined in the Audit Committee Charter

•  developing or overseeing the development of these guidelines and policies

Other

•  overseeing our whistleblower policy and procedures for financial reporting

2018 highlights

Committee charter and education

•    reviewed and updated the committee charter

•    attended sessions led by external advisors on topics including US Tax, Non GAAP Measures and Regulatory changes

•    attended sessions led by internal presenters on Pembina’s Marketing business unit

•    assessed ongoing professional development requirements

Financial reporting and tax

•    reviewed changes in accounting policies, significant financial reporting considerations including, but not limited to, contingencies, estimates and judgments applied and significant provisions for consolidated financial statements, and non-GAAP measures

•    reviewed annual and quarterly consolidated financial statements, MD&A, earnings press releases and other financial disclosures

•    oversaw the valuation process for the acquisition of Veresen

•    reviewed and approved various accounting and governance related board policies

•    oversaw a corporate reorganization and associated recasting of prior year results oversaw significant regulatory compliance exceptions, audits and initiatives

•    oversaw the impact assessment and adoption of new IFRS accounting standards

External auditor oversight

•    approved the 2018 external auditor audit engagements, audit plans and fees

•    reviewed and approved non-audit services to be provided by the external auditor

•    reviewed the quarterly audit findings reports provided by the external auditors

•    reviewed external auditor assessment

Compliance & Financial risk oversight

•    reviewed the enterprise risk committee’s hedging recommendations

•    approved the following reports and annual updates:

¡  enterprise risk management report, and reviewed risk tolerances

¡  update to market risk policy

¡  update to counterparty risk management policy

¡  update to enterprise risk committee charter

•    monitored the status of our counterparty risk, market risk and enterprise risks against established limits

•    reviewed corporate insurance program and coverage

Pembina Pipeline Corporation • Management information circular	42

Internal audit oversight

•    approved the 2018 internal audit plan and revisions to the internal audit charter

•    reviewed internal audit Sarbanes-Oxley Act (SOX) compliance and fraud assessment results

•    reviewed management’s conclusions about efficacy of internal controls of financial reporting

•    reviewed our disclosure controls and procedures with the CEO and CFO

•    reviewed report on whistleblower complaints (if any)

•    reviewed whistleblower complaints (if any)

Other

•    reviewed 2018 information technology strategies and initiatives

•    oversaw the defined contribution, defined benefit and supplementary pension plans

•    reviewed capital market updates

•    oversaw fees paid to other registered public accounting firms for audit, review and attest services

Education

•    Received an overview of changes to US tax legislation

•    Received an overview of the Company’s Midstream Natural Gas business

•    Received an overview of the Company’s Midstream Crude Oil business

Received an update on Non-GAAP Measures and other Regulatory changes

You can find more information about the audit committee under the heading Audit Committee Information in our AIF on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Governance, nominating and corporate social responsibility committee

The governance, nominating and corporate social responsibility committee is primarily responsible for helping the board develop, implement and monitor Pembina’s corporate governance practices.

The committee is expected to work with management and others throughout the Company to make sure we have a healthy governance culture. This includes reporting and making recommendations to the board and management about corporate governance issues, best practices, compliance and the effectiveness of our governance processes and systems.

The committee met five times in 2018. All of these meetings included time without management present.

Members	Jeffrey Smith (chair) Randall Findlay	Maureen Howe Leslie O’Donoghue
Independence	100%
Qualifications	• governance committee of other public companies • legal, compliance or regulatory background • CEO or senior executive experience
Key responsibilities

Board governance

•   board size and composition

•   director orientation, education and training

•   monitors potential conflicts of interest, outside board appointments

•   eligibility and selection criteria, including independence and financial literacy

•   recommending director candidates for election to the board and appointment to chair of the board

•   recommending candidates for the CEO position

•   annual board, director and committee assessments

•   corporate social responsibility oversight

Compliance and disclosure

•   monitoring best governance practices and our compliance with governance related laws and regulations

•   approving our disclosure policy and overseeing our policies, procedures and the disclosure committee

•   assisting the board in establishing appropriate risk oversight functions at the board and committee levels

•   reviewing and approving the corporate social responsibility report

Pembina Pipeline Corporation • Management information circular	43

2018 highlights

Director succession

●   regularly reviewed and updated the board composition matrix, skills matrix and director succession planning process

●   reviewed and considered changes to committee membership for 2018

●   reviewed and dealt with outside board appointments

Corporate governance best practices

●   reviewed and recommended:

¡ adoption of amendments to all corporate policies and board and committee charters

¡ Pembina’s inaugural sustainability report

¡ adoption of the 2019 director education plan

●   reviewed the activities of the company’s disclosure committee

●   reviewed the director onboarding process and continuing education program for the directors

●   assessed relationships between Pembina and each director and determined that 10 out of the 11 nominated directors are independent

●   monitored recent developments, emerging trends and best practices in corporate governance and disclosure practices, including shareholder engagement trends, cybersecurity, improving shareholder voting participation and activist shareholder developments and trends

●   reviewed director and officer insurance coverage

Evaluation of the board, board committees, chairs and individual directors

●   assessed director independence and reviewed director relationships, commitments and interlocks

●   retained and oversaw external independent advisors to evaluate the board, its committees and the directors

Public disclosure

●   reviewed and approved the information related to corporate governance in this circular, for recommendation to the board

●   reviewed and approved Pembina’s inaugural Sustainability Report

Human resources, health and compensation committee

The human resources, health and compensation committee assists the board by providing oversight and direction on human resources strategy, policies and programs, including our compensation programs.

The committee reviews and recommends to the board approval of our general compensation philosophy, oversees the development and administration of our compensation programs, and oversees executive succession planning. The committee is also responsible for overseeing the risk associated with our compensation, succession and resource planning programs, and ensuring that appropriate actions are taken to mitigate those risks.

The committee reviews and recommends director compensation for approval by the board and, until 2018, also reviewed and recommended compensation for all executives. Effective January 1, 2018 (see page 31), the committee reviews and recommends approval of compensation for the CEO and senior vice presidents only, and oversees compensation for the other executives.

The committee is responsible for assessing the fairness and effectiveness of our retirement, savings and incentive plans, and for ensuring all plans and health and benefit programs are administered according to the laws, stock exchange policies and stated compensation objectives that govern our business. It conducts thorough competitive evaluations each year and may consult external independent advisors for help in assessing the competitiveness of our director and executive compensation programs.

You can read about how we compensate our directors starting on page 55 and our executives on page 58. You can find more information about compensation governance on page 51.

Pembina Pipeline Corporation • Management information circular	44

The committee met four times in 2018. All of these meetings included time without management present.

Members	David LeGresley (chair) Gordon Kerr	Leslie O’Donoghue Henry Sykes

Independence	100%

Qualifications	• executive or CEO experience • human resources or compensation experience • compensation committees of other public companies • industry or sector experience • financial or legal expertise

Key responsibilities

Compensation philosophy and approach

•   reviewing and recommending compensation philosophy

•   reviewing and recommending executive compensation program and incentive plans

•   reviewing and recommending director compensation, including retainers and attendance fees

Program oversight

•   reviewing compensation design, corporate objectives and executive performance targets

•   reviewing employment agreements and severance and change of control arrangements for the CEO and other senior vice presidents

•   assisting the board in establishing and overseeing officer succession plans

•   overseeing the defined benefit and defined contribution pension plan and supplementary pension plan

Annual performance and compensation

•   recommending individual elements of total compensation for the CEO and senior vice presidents

•   reviewing and recommending the annual report on executive compensation and public disclosure

Compensation risk oversight

•   ensuring executive compensation is aligned with our short, medium and long-term goals

•   monitoring legal and stock exchange compliance

2018 highlights

Program oversight

•   reviewed short-term and long-term incentive plans in detail

•   reviewed and approved external advisor engagement, services and work plan

•   reviewed and recommended for approval the compensation peer group

•   reviewed and recommended for approval director compensation for 2019

•   revised the committee charter to incorporate diversity and health and wellness

Succession planning

•   reviewed the executive succession plan and the executive development plan

Annual performance and compensation

•   recommended for approval:

¡  2018 performance goals for the short-term incentive plan

¡  2018 CEO objectives

¡  2018 restricted share unit (RSU)/ performance share unit (PSU) award plan along with PSU performance measures

¡  2018 stock option award

•   reviewed and recommended for approval 2017 corporate and business unit performance to determine 2017 short term incentive payouts (paid in 2018)

•   reviewed and recommended for approval the 2015 PSU multiplier for long-term incentive payouts (paid in 2018)

•   reviewed and recommended for approval the budget for salary increases

Public disclosure

•   reviewed and recommended for approval the information related to compensation in the information circular

Education

•   received an overview of compensation trends and executive compensation market analysis

•   received the quarterly human resources scorecard and updates

•   received an overview of the company’s employment equity narrative report for 2018

•   received an overview of the company’s pension and benefits program

•   received an overview of the company’s health and wellness program

Pembina Pipeline Corporation • Management information circular	45

Safety and environment committee

The safety and environment committee is primarily responsible for helping the board oversee the development, implementation and monitoring of our environmental, safety and system integrity policies and systems, especially as they relate to accountability and compliance.

The committee met four times in 2018. All of these meetings included time without management present.

Members	Anne-Marie Ainsworth (chair) Douglas Arnell	Robert Michaleski Jeffrey Smith

Independence	100%

Qualifications	• engineering or operations background • legal, compliance or regulatory experience • CEO or senior executive experience

Key responsibilities

Program and strategy development

•   overseeing the development, implementation and auditing of our safety and environmental management policies, programs, systems and practices

•   reviewing our safety and environmental strategy

Risk management

•   identifying safety and environmental risks and recommending appropriate programs to manage and reduce risk

•   monitoring current, pending or threatened regulatory action by or against us

Regulatory compliance and public disclosure

•   reviewing and monitoring our incident reporting policies and practices, and reports about significant incidents, emerging issues, inspections, audits and actions taken to correct deficiencies

•   reviewing and approving our annual internal sustainability report

2018 highlights

Safety and environment measures

•   reviewed and approved the 2018 safety and environment performance measures to be used across all business units, incorporating both leading and lagging indicators

•   reviewed 2017 performance against targets and recommended for approval the safety and environment performance multiplier for the 2017 short-term incentive plan award to the human resources, health and compensation committee

•   reviewed management’s 2018 environment work plan

Safety

•   reviewed the results of management’s incident review panel related to all significant events

•   monitored emerging and material issues in safety, security and environment, including climate change, process safety, security program requirements and corporate social responsibility

•   received reports from management’s continuous improvement teams

•   oversaw the completion of the Canadian Energy Pipeline Association’s “integrity first” third party verification for pipeline and damage prevention in 2018

•   conducted in-depth review of management plans to enhance company driving performance

•   monitored 2018 pipeline integrity and geotechnical programs

•   reviewed management’s 2018 work plans for asset integrity inspection and repairs

•   monitored progress of the company’s implementation of new Operation Management System (OMS)

•   Reviewed and endorsed Pembina’s Process Safety 5 Year Vision plan designed to enhance process safety performance

Pembina Pipeline Corporation • Management information circular	46

5. Compensation discussion and analysis

This section of our circular describes how we pay our directors and the named executives. We’ve grouped it into four sections:

Executive summary ........................... page 48

Summarizes our performance and compensation decisions this year, and changes we have made to our compensation plans.

Compensation governance ................. page 51

Describes how we oversee compensation and manage risk.It also tells you about our independent consultants.

Director compensation ....................... page 55

Describes our approach to compensating directors, our expectations for share ownership and what we paid our directors in 2018.

Executive compensation .................... page 58

A thorough discussion of what we pay the named executivesat Pembina and why, along with a discussion of this year’s Company performance and our 2018 compensation decisions.

Pembina Pipeline Corporation • Management information circular	47

Executive summary

Pembina is a leading transportation and midstream service provider that has been serving North America’s energy industry for over 60 years.

We believe in staged, carefully managed growth that respects the interests and concerns of our stakeholders while providing the pipelines and energy services our growing economy demands. We have a strong record of community engagement, environmental stewardship and safe, reliable pipeline performance.

2018 named executives

●  Michael (Mick) Dilger, President and CEO

●  Scott Burrows, Senior Vice President and CFO

●  Paul Murphy, Senior Vice President and Corporate Services Officer

●  Stuart (Stu) Taylor, Senior Vice President, Marketing and New Ventures and Corporate Development Officer

●  Harold (Harry) Andersen, Senior Vice President, External Affairs and Chief Legal Officer

Our goal is to provide highly competitive and reliable returns through monthly dividends while enhancing the long-term value of our shares.

Our executive compensation program is designed to link strategy, performance and compensation while building equity ownership. This approach motivates our executives to keep the focus on long-term success and aligns compensation awards with our shareholders’ interests.

You can read more about our compensation strategy starting on page 58.

2018 was a successful year

Despite lingering uncertainty and volatility in the broader energy sector, Pembina had another very successful year. We continued to deliver stable and growing financial and operational performance and successfully placed over $900 million of projects into service and progressed plans to secure our next phase of growth, operated safely and reliably and strengthened our relationships with the communities where we live, work and play.

In 2018, we continued to deliver outstanding financial and operating results. Volumes in our Pipelines Division increased by 9 percent to 2,521 thousand barrels of oil equivalent per day (mboe/d). Operating margin in this division increased by 87 percent to $1.8 billion as a result of increased demand on the Peace Pipeline and Drayton Valley Pipeline, as well as full year contributions from

Our corporate strategy

Our strategy has four components:

●  preserve value by providing safe, environmentally conscious, cost-effective and reliable services

●  diversify by providing integrated solutions which enhance profitability and customer service

●  implement growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves

●  secure global markets by understanding what the world needs, where they need it, and delivering it assets acquired in the Veresen Acquisition. In our Facilities Division, revenue volumes increased by 18 percent to 877 mboe/d. Operating margin in this division increased by 51 percent to $0.9 billion as the Company benefited from a number of factors: the full year contribution from the third fractionator at Redwater (RFS III); the infrastructure that supports the North West Redwater Partnership’s refinery; the start-up of the Duvernay I gas plant in the fourth quarter of 2017; our joint venture entity Veresen Midstream’s Sunrise, Tower and Saturn facilities going into service in the fourth quarter of 2017; and increased take-or-pay commitments and additional customer volumes. In the Marketing & New Ventures Division marketed NGL volumes decreased 3 percent to 175 mboe/d. Operating margin in this division increased by 27 percent to $468 million as a result of the full year contribution from the equity accounted investment in Aux Sable. In addition, the Marketing & New Ventures Division continued to pursue development of a proposed integrated PDH/PP facility, which received a positive final investment decision in February 2019, and the proposed Jordan Cove LNG project.

Pembina Pipeline Corporation • Management information circular	48

Strong results across Pembina’s three divisions contributed to record Adjusted EBITDA of $2.8 billion and adjusted cash flow from operating activities per common share of $4.27 compared to $3.27 in the prior year. Overall, Pembina placed approximately $900 million of projects into service through 2018 and we were able to secure approximately $1.8 billion of new projects to help continue driving long-term shareholder value.

We are also very proud to share that we had an outperform year in the areas of safety and environment. This illustrates that individual decisions made on a daily basis add up to extraordinary results.

2016-2018 Pay at a glance

The table below shows the grant value of our CEO’s compensation in each of the last three years, and the realized and realizable value of those awards as of December 31, 2018. It also shows the average of this information for the other named executives for 2018.

See page 76 for more information about Mr. Dilger’s performance and compensation in 2018.

Total direct compensation (target vs. realized/realizable) at December 31, 2018
($ millions)
$12
$10
$8
$6
$4
$2
$0
Medium- and long-term incentive plan
Annual incentive plan
Salary
$4.0
$7.8
$4.6
$5.6
$5.8
$6.5
$1.7
$2.0
Target TDC
Realized/ realizable TDC
Target TDC
Realized/ realizable TDC
Target TDC
Realized/ realizable TDC
Target TDC
Realized/ realizable TDC
2016
2017
2018
2018
Mr. Dilger, President & CEO
Average of other named executives

Target total direct compensation (Target TDC) includes base salary as of the end of the relevant year, target annual incentive award (1.0x) and grant value of the medium- and long-term incentive awards for the calendar year, calculated on the date of grant.

Realized/realizable pay includes:

●

base salary, annual incentive award paid for the year, realized medium-and long-term incentive awards (the payout of vested RSUs and PSUs, including RSUs and PSUs accrued as dividend equivalents to the payment date, and the value of stock options exercised, if any, during the period for the respective grant years); and

●

the value at December 31, 2018 of unrealized medium- and long-term incentive awards (RSUs and PSUs outstanding, RSUs and PSUs accrued as dividend equivalents to the end of the year, and in-the-money stock options for the respective grant years), including vested and unvested securities. We have estimated the realizable value of the 2017 and 2018 PSU grants using year-end 2018 financial forecasts.

Pembina Pipeline Corporation • Management information circular	49

Key performance measures and link to business strategy

The table below is a summary of the key performance measures that determine how our named executives are paid. Compensation increased in 2018 to recognize excellent performance against these measures, and to keep us in line with our peers. You can find more details about the key performance measures and results starting on page 67.

You will find a complete discussion of what we paid our named executives in 2018 and why starting on page 64, and a discussion of each named executive’s accomplishments this year starting on page 76.

Performance measure	Results	Strategic link
Financial

•   Adjusted cash flow from operating activities per share[1] was $4.27, or approximately 14.8 percent above our budget

•   Adjusted EBITDA[1] was $2.8 billion, approximately 11 percent over our budget

•   Raised approximately $700 million of capital in 2018 through the issuance of medium-term notes at rates of 4.02 percent and 4.75 percent

Maintain a strong balance sheet
Safety and environment

•   Scored 1.9 on key measures

•   Had one minor pipeline integrity related failure in 2018 - a pinhole failure with a release volume of 0.25 M3. Pembina safely delivered 99.99 percent of volume shipped.

•   All divisions outperformed in 2018

Implement growth in a safe and environmentally responsible way
Commercial and operational

•   Secured over $1.8 billion in new growth projects

•   Successfully and safely placed into service over $900 million of new projects

•   Continued to achieve performance that has been essentially on time and on budget

Diversify our asset base to enhance profitability
Shareholder value	• Three-year total shareholder return (TSR) was 65.13 percent, higher than the median of our peer performance group of 17.71 percent • Increased the common share dividend by 5.6 percent	Enhance the long-term value of our shares

1 See About non-GAAP measures on page 93.

The board and senior management also made progress in building top talent and creating a strong leadership culture:

•	maintained and updated succession plans for all executive level positions by identifying candidates and executing on development plans for key individuals;
•	hired over 400 new employees;
•	maintained a voluntary attrition rate of less than four percent, excluding retirements; and
•

filled approximately 80 positions with internal candidates in 2018, promoting several leaders in various parts of the organization as part of our development plans and intention to provide opportunity internally.

Changes to our compensation program

The committee reviews our compensation philosophy and practices every year with assistance from Mercer, an independent external consultant, to ensure our compensation continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our management team, retains talent, and attracts and supports new talent when needed. There were no changes to the executive compensation program in 2018. The board, on recommendation by the committee, introduced the following changes to director compensation for 2019 to better align with the new peer group:

•	increased board chair and member retainers; and
•	rebalanced the cash/equity weighting from 60/40 to 50/50 with directors now taking at least 50 percent of their annual retainers in the form of DSUs.

Pembina Pipeline Corporation • Management information circular	50

Compensation governance

The board of directors has ultimate responsibility for compensation at Pembina. The human resources, health and compensation committee assists the board in establishing and overseeing director and executive compensation, pension and benefit plan design, CEO performance goals and assessment and succession planning. See page 44 for information about the committee, its responsibilities and its activities in 2018.

Here’s where you can read about the key elements of our compensation program:

		page

✓	Oversight by qualified, independent directors	51

✓	Compensation aligned with risk management	52

✓	Equity ownership and retention requirements	53

✓	Advice from independent compensation experts	54

✓	Compensation linked to performance and strategy	58

✓	Compensation in line with peers	56,59

✓	A significant portion of compensation is deferred and at risk, encouraging a long-term view of shareholder value	63

✓	Incentive plan funding based on performance against targets linked to strategy and performance compared to our peers	59-74

✓	Cap on cash bonus	65

✓	A disciplined process for making annual compensation decisions	61

✓	An extensive risk-assessment before compensation is finalized, including stress testing	52

✓	Clawback policy	53

✓	Anti-hedging policy	53

The human resources, health and compensation committee includes four directors, all of whom are independent. Each member has worked in leadership roles and has broad industry knowledge. They also have a mix of experience in operations, corporate strategy, executive compensation and financial matters. Together, they have the experience, skills and qualities necessary to make sure the committee carries out its mandate effectively.

The table below shows the experience of the current members of the committee. The governance, nominating and corporate social responsibility committee looks at the mix of skills and experience every year to make sure it remains appropriate.

Pembina Pipeline Corporation • Management information circular	51

	Related experience	Key biographical details
David LeGresley (chair) (see his biography on page 20)	• Executive leadership • Human resources/ compensation • Corporate governance • Finance

•   former senior executive in the financial sector

•   served as the chair and director of a number of companies

•   has a Bachelor of Applied Science (engineering) and Master of
Business Administration

•   member of the committee since May 5, 2017

Gordon Kerr (see his biography on page 19)	• Executive leadership • Human resources/ compensation • Corporate governance • Finance

•   former energy industry president and CEO

•   has a Bachelor of Commerce, a Chartered Accountant
designation and is a Fellow of the Institute of Chartered
Accountants in Alberta

•   served as a director and chair of the Canadian Association of
Petroleum Producers and as a member of the Canadian Council
of Chief Executives

•   member of the committee since 2015

Leslie O’Donoghue (see her biography on page 22)	• Executive leadership • Human resources/ compensation • Corporate governance • Legal

•   Executive Vice President & Chief Strategy & Corporate
Development Officer at Nutrien Ltd., a TSX and NYSE listed
public company

•   has a Bachelor of Economics and a Bachelor of Laws

•   member of the committee since 2012

Henry Sykes (see his biography on page 25)	• Executive leadership • Human resources/ compensation • Corporate governance • Legal

•   former energy industry president and director

•   past Chair and member of the boards of Arts Common and the
Arctic Institute of North America

•   has a Bachelor of Economics and Bachelor of Laws

•   member of the committee since October 2, 2017

Managing compensation risk

The board is responsible for understanding the principal risks of our business and assessing the balance between risk and potential return to ensure we promote shareholder value over the long term. We use a broad-based, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. The enterprise risk committee meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities, and reports its findings to the human resources, health and compensation committee.

Within this context, the human resources, health and compensation committee reviews and recommends to the board our compensation program and practices to:

•	align executive compensation with our short and long-term goals;
•	reflect financial, operating and share performance, dividend payments and individual accomplishments; and
•	ensure that compensation aligns with the interest of our shareholders, and encourages the right behaviour.

This includes, among other things:

•	understanding the impact of operating and share price performance over a five-year period to assess the effect of different performance scenarios on future incentive payouts;
•	using balanced measures, including qualitative and quantitative goals, to determine annual incentive compensation;
•	incorporating time and performance vesting features in medium and long-term incentives;
•	using target ranges for the annual and long-term incentive plans to ensure grants are effectively linked to actual performance and not unduly influenced by one-time events;
•	capping the amount executives can receive under the short-term incentive plan and PSU plan; and
•

having a balanced mix of short, medium and long-term compensation components to eliminate reliance on a single or a limited number of factors to determine potential awards and diversify potential reward scenarios.

The human resources, health and compensation committee also takes measures to prevent risks that could have a material adverse effect on our company, through appropriate compensation governance measures, which include:

•	building a strong governance culture and ensuring effective oversight;

Pembina Pipeline Corporation • Management information circular	52

•	implementing share ownership guidelines and retention periods;
•	prohibiting executives and directors from hedging equity awards and building in safeguards against insider trading;
•	applying a consistent compensation structure for the CEO, executives and employees;
•	implementing a clawback policy that aligns with legislative requirements;
•	requiring the full board to review and approve compensation recommendations for the CEO and his direct reports; and
•

engaging an independent compensation consultant to complete a compensation risk assessment, looking at pay mix, incentive plan funding, leverage and caps, performance measures, pay for performance, quantum of incentives, plan governance and risk mitigation.

The committee also makes sure our compensation plans and employee benefit programs are administered according to the laws and stock exchange policies that apply to us, and our compensation objectives. The board has not identified any material risks in our compensation program or practices that have an adverse impact on the company.

Clawback policy

We recognize the importance of clawback provisions in promoting ethical conduct and strong compensation governance practices and introduced a clawback policy in 2015.

The policy applies to the CEO and all senior vice presidents and requires repayment of:

•

any incentive or equity-based compensation awarded based on incorrect data where we are required to restate our financial statements because of material non-compliance with any financial reporting requirements under any applicable securities laws; and

•	incentive or equity-based compensation if the board finds a senior officer has committed fraud, a breach of fiduciary duty or willful or reckless misconduct.

The board can, at its sole discretion, use reasonable efforts to recover compensation paid or granted to the officer, including cancelling unvested awards and recovering profits realized from trading Pembina securities.

Building equity ownership and retention

The committee believes officers and directors should show their commitment to Pembina by owning equity in the company. The committee introduced share ownership guidelines in 2010. The guidelines require the CEO, senior vice presidents and directors to own a certain multiple of their base salary or retainer in common shares, RSUs or DSUs. See page 56 to read about our guidelines for directors and page 58 for our guidelines for the named executive officers. The employment agreements we have with the named executives require them to maintain their minimum share ownership for one year after termination of the agreement, except if termination occurs as a result of a change of control or a constructive dismissal.

Anti-hedging

To keep executives and directors motivated to continue to build shareholder value, our insider trading and reporting policy prohibits them from speculating in Pembina securities to reduce the price risk associated with any Pembina common shares or other securities they hold (including buying securities on margin, short selling, selling call options or buying put options).

Continuous improvement

The committee reviewed a number of regulatory developments and emerging best practices about executive compensation this year, as part of its commitment to compensation best practices, and is once again providing shareholders with a say on pay advisory vote (see page 28 for information about our shareholder engagement and page 13 for more information on the say on pay advisory vote).

Pembina Pipeline Corporation • Management information circular	53

Independent advice

The committee has been working with Mercer since 2002 as its independent compensation consultant and retains Mercer to review executive compensation and benefit programs and provide objective advice. Mercer reports directly and exclusively to the committee, but may, at the committee’s direction, work cooperatively with management to review or prepare material for the committee to review.

The committee takes Mercer’s information and recommendations into consideration, but the committee’s decisions are its own responsibility. Mercer has completed an independence test and demonstrated their independence to the human resources, health and compensation committee’s satisfaction.

Mercer’s mandate in 2018 included:

•	preparing information about market trends and issues;
•	preparing benchmark market data for director and officer compensation;
•	assessing the competitiveness of our compensation;
•	attending each committee meeting including an in camera portion at each meeting; and
•	preparing officer tally sheets and assessing the pay and performance relationship.

Mercer was paid the following fees for professional services in 2017 and 2018:

($ thousands)	2017 ($)	2018 ($)
Executive compensation-related fees Fees for services related to determining compensation for our directors and officers	229.1	225.5
All other fees Fees for pension administration, actuarial valuation of our defined benefit pension plan and general advice related to compensation and benefits, annual compensation surveys for Canada and the US and miscellaneous consulting services related to employee compensation and human resources matters[1]	235.4	551.1
Total	464.5	776.6

1 The committee does not pre-approve these services. 2018 reflects additional fees largely related to pension matters including an actuarial valuation, review of the Younger Plant pension plan, and a thorough review of our governance framework given our growth in recent years.

The committee reviewed Mercer against the following six factors and confirmed its independence for 2018:

•	the other services Mercer provides to Pembina;
•	Mercer’s bills to Pembina as a percentage of Mercer’s total revenues;
•	Mercer’s policies and procedures to prevent conflicts of interest;
•	whether the Mercer advisor has any business or personal relationships with a member of the human resources, health and compensation committee;
•	whether the Mercer advisor, and his or her immediate family, own any Pembina shares; and
•	whether Mercer or its advisor has any business or personal relationships with a Pembina executive.

Management may retain other advisors from time to time, if necessary.

Pembina Pipeline Corporation • Management information circular	54

Director compensation

We pay non-executive directors an annual retainer (in cash and equity) and additional amounts for committee memberships and chairing committees. This comprehensive compensation package:

•	acknowledges the expertise, time, due diligence and counsel that each director contributes to the board;
•	aligns the near and long-term interests of directors with those of our shareholders; and
•	is competitive with the market.

The President and CEO does not receive director compensation because he is compensated in his role as President and CEO.

Director compensation package

In 2018, we reviewed director compensation against changes to our peer group (see page 60), and made several changes that took effect on January 1, 2019, including:

•	increased board chair and member retainers; and
•	rebalanced the cash/equity weighting from 60/40 to 50/50 with directors now taking at least 50 percent of their annual retainers in the form of DSUs.

The table below shows our director fee schedule for 2017, 2018 and 2019.

		2017 ($)[1]	2018 ($)[1,2]	2019 ($)[1]
Retainers
Board chair	Annual retainer	325,000	360,000	400,000
Board member	Annual retainer	155,000	190,000	205,000
Committees	Audit committee chair retainer	21,000	28,500	28,500
	HRHC committee chair retainer	15,000	22,500	22,500
	Other committee chair retainer	10,000	17,500	17,500
	Audit committee member retainer	7,500	15,000	15,000
	Other committee member retainer	5,000	12,500	12,500
Meeting attendance fees[2]
	Board meeting attendance fee	10,000 (per year)	–	–
	Committee meeting attendance fee	7,500 (per year)	–	–

1 Ms. Ainsworth and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars.

2 Starting in 2018, directors were no longer paid meeting attendance fees.

Starting in 2019, directors are required to take at least 50 percent of total director compensation as equity, to help ensure they can meet their share ownership guideline within five years of joining the board. The rest of the compensation is paid in cash, quarterly in arrears.

The equity portion of the retainer is paid in DSUs under our deferred share unit plan. A DSU is a notional share that has the same value as one Pembina common share. Its value changes with our share price. DSUs do not have voting rights but they accrue dividends as additional DSUs, at the same rate as dividends paid on our common shares. DSUs vest when they are credited to the director’s account, but are paid out only after the director retires from the board (and must be redeemed within a year of retirement). The amount the director receives on redemption is calculated by multiplying the number of DSUs he or she holds (including credited dividend equivalents) by the weighted average trading price of common shares on the TSX for the last five trading days before the redemption date.

Pembina Pipeline Corporation • Management information circular	55

Compensation in line with our peers

To ensure we can attract and retain talented directors, we compensate them in a way that is fair and competitive, targeting compensation at the median offered by our director compensation peer group.

The committee engages outside consultants every year to compare our director compensation practices and levels with companies we compete with for talent. The 2018 director compensation peer group includes 14 publicly-listed companies from the oil and gas and energy utility sectors. These are the same 14 companies that make up the named executive officer compensation peer group for 2018 (see page 60 for a listing and a discussion of the selection process).

Building equity ownership

We believe directors should be aligned with the interests of shareholders and show their commitment to Pembina by owning equity, so we introduced share ownership guidelines in 2010.

Non-management directors must own three times their annual board retainer in Pembina equity. Common shares and DSUs (including the DSUs they accrue as dividend equivalents) can be used to meet the guideline, but at least 50 percent of the equity must be in common shares.

New directors must meet the guidelines within five years from the date of their appointment. The table below shows the equity holdings of the nominated directors as of the date of this circular. As of the date of this circular, all of the directors were in compliance with the guidelines in that they meet the equity ownership requirements or have time left in order to achieve them.

As at March 15, 2019, non-management directors as a group beneficially owned, directed or controlled 761,149 common shares and 168,281 DSUs totaling $45,868,331.

	Number of common shares	Value of common shares[1] ($)	Value of DSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines
Randall Findlay	140,821	6,949,516	1,030,458	7,979,974	1,080,000	Yes
Anne-Marie Ainsworth[3]	19,823	978,835	673,342	1,552,177	760,494	Yes
Maureen Howe	12,588	621,218	416,204	1,037,422	570,000	Yes
Gordon Kerr	8,400	414,540	1,253,930	1,668,470	570,000	Yes
David LeGresley	57,709	2,847,939	1,327,220	4,175,159	570,000	Yes
Robert Michaleski	455,214	22,464,811	646,053	23,110,864	570,000	Yes
Leslie O’Donoghue	30,288	1,494,713	1,139,481	2,634,194	570,000	Yes
Bruce Rubin[3]	14,000	691,302	439,546	1,130,848	760,494	Yes
Jeffrey Smith	11,000	542,850	1,131,326	1,674,176	570,000	Yes
Henry Sykes	11,306	557,951	247,096	805,047	570,000	Yes

1 Calculated using $49.35 per share (the closing price of our common shares on the TSX on March 15, 2019).

2 DSU value is estimated at $49.35 per share (the closing price of our common shares on the TSX on March 15, 2019). Includes DSUs that accrue as dividend equivalents.

3 Ms. Ainsworth and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars. To be consistent with the guidelines, Ms. Ainsworth’s and Mr. Rubin’s equity ownership requirements are also in U.S. dollars, and converted to Canadian dollars using the exchange rate of 1.3342 on March 15, 2019. The value of their common shares is calculated using US$37.01 per share (the closing price of our common shares on the NYSE on March 15, 2019) and converted to Canadian dollars using the exchange rate of 1.3342 on March 15, 2019.

Pembina Pipeline Corporation • Management information circular	56

Director summary compensation table

The table below shows the value of all compensation paid to directors in 2018.

	Total fees earned[1] ($)	Share-based awards[2] ($)	All other compensation ($)	Total compensation ($)
Randall Findlay (chair)	223,500	149,013	-	372,513
Anne-Marie Ainsworth[3]	180,074	111,637	-	291,711
Douglas Arnell[4]	2,788	202,498	-	205,286
Lorne Gordon[5]	0	215,017	-	215,017
Maureen Howe	43,500	164,000	-	207,500
Gordon Kerr	0	230,991	-	230,991
David LeGresley	22,750	204,742	-	227,492
Robert Michaleski	110,000	101,272	-	211,272
Leslie O’Donoghue	53,750	161,263	-	215,013
Bruce Rubin[3]	148,357	136,405	-	284,762
Jeffrey Smith	6,600	213,402	-	220,002
Henry Sykes	130,500	80,990	-	211,490
Total	921,819	1,971,230	-	2,893,049

1 The portion of retainers and meeting fees awarded, earned, paid or payable which directors elected to receive in cash, for services in 2018.

2 The portion of retainers and meeting fees elected to be received in DSUs and granted to the directors for 2018, estimated using $44.87 per share (the volume-weighted average trading price of our common shares on the TSX as at December 29, 2017). We used the intrinsic value method at the date of the grant to calculate fair value, which is also how we account for the compensation cost of the deferred share unit plan for accounting purposes. DSUs are paid out when a director retires from the board and redeemed for cash using the weighted average of the closing price of common shares on the TSX for the last five trading days before the redemption date.

3 Ms. Ainsworth and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars. Their fees and share-based awards have been converted to Canadian dollars using the exchange rate of 1.3642 on December 31, 2018.

4 Mr. Arnell resigned from the board on January 24, 2019.

5 Mr. Gordon did not stand for re-election and retired from the board on May 4, 2018. The value of Mr. Gordon’s DSU redemption paid upon his retirement was $962,744.

Incentive plan awards

The table below shows all DSUs held by directors as at December 31, 2018. We do not grant options to directors.

We estimated the value of DSUs awarded at $40.51 per share (the closing price of our common shares on the TSX on December 31, 2018).

		Number of DSUs held		Total value of share-based awards on December 31, 2018 ($)
	Awarded	Accrued as dividend units	Total
Randall Findlay (chair)	14,091	1,752	15,843	641,800
Anne-Marie Ainsworth	8,935	1,022	9,957	403,358
Douglas Arnell	5,360	262	5,622	227,747
Maureen Howe	4,342	212	4,554	184,483
Gordon Kerr	19,856	2,394	22,250	901,348
David LeGresley	20,118	2,514	22,632	916,822
Robert Michaleski	9,263	1,147	10,410	421,709
Leslie O’Donoghue	15,487	1,987	17,474	707,872
Bruce Rubin	5,015	301	5,316	215,351
Jeffrey Smith	17,859	2,064	19,923	807,081
Henry Sykes	2,144	105	2,249	91,107

Pembina Pipeline Corporation • Management information circular	57

Executive compensation

Our compensation strategy

Our executive compensation links corporate strategy, performance and compensation while building equity ownership. This approach motivates our executives, rewards our shareholders and keeps the focus on our long-term success.

We align pay with strategy and performance by:

•	fostering a pay-for-performance philosophy whereby the majority of executive compensation is variable and linked to performance;
•	using performance measures that are directly tied to our corporate strategy and support our growth;
•	linking the payout of our performance-based medium-term incentive to our performance relative to our peers; and
•	paying compensation out over time, to take into account the multi-year development horizons of our major energy infrastructure projects.

See pages 67-68 for information about the performance measures we use in our incentive plans and how these are linked to our strategic priorities.

We also review the program every year through third party consultants to ensure it continues to support shareholder interests, continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our current team and attracts new talent when needed.

Building equity ownership

We have share ownership guidelines for the CEO and senior vice presidents because we believe owning Pembina shares demonstrates their commitment to the company.

The CEO and senior vice presidents must own, directly or indirectly, a multiple of their base salary in common shares and/or RSUs (including the RSUs they accrue as dividend equivalents). The following table shows the required multiple for the named executives, which increases by level of responsibility. At least 50 percent of the share ownership requirement must be in common shares. Officers who are appointed to a position that has a higher share ownership requirement have five years from the date of their new appointment to meet the guidelines.

All named executives are required to hold the shares for one year after leaving the company.

The table below shows the equity ownership guidelines and the holdings of each named executive as of the date of this circular. As of this date, all named executives are in compliance in that they meet the equity ownership requirements.

Pembina Pipeline Corporation • Management information circular	58

	Required ownership as a multiple of base salary	Number of common shares	Value of common shares[1] ($)	Value of RSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines
Michael Dilger President and CEO	4x	240,000	11,844,000	947,032	12,791,032	4,200,000	yes
Scott Burrows Senior Vice President and CFO	2x	10,775	531,746	550,668	1,082,414	1,000,000	yes
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	2x	18,574	916,627	523,711	1,440,338	1,000,000	yes
Paul Murphy Senior Vice President and Corporate Services Officer	2x	20,298	1,001,706	507,636	1,509,342	1,000,000	yes
Harold Andersen Senior Vice President, External Affairs and Chief Legal Officer	2x	8,575	423,176	402,854	826,030	800,000	yes

1 Calculated at $49.35 per common share (the closing price on the TSX on March 15, 2019).

2 Estimated at $49.35 per common share (the closing price on the TSX on March 15, 2019). Includes RSUs that accrue as dividend equivalents. You can find details about our share unit plan on page 69. This number includes all RSUs outstanding as of March 16, 2019.

Compensation in line with our peers

To make sure executive compensation is fair and competitive, we benchmark our compensation against a peer group of companies we compete with for talent.

The committee reviews an annual compensation survey provided by Mercer and compensation data published in other management information circulars and then, in consultation with Mercer, chooses a list of companies from the oil and gas and energy utilities sectors that are comparable in scope, measured by trailing 12-month revenue, EBITDA, total assets, market capitalization and enterprise value.

From this list, the committee creates two peer groups:

•

the compensation peer group, which is a combination of the companies in the Mercer survey and other companies whose management information circulars are reviewed. Data from these companies is used to set base salary, total cash compensation and total direct compensation. It includes companies from the oil and gas and energy utilities sectors; and

Pembina Pipeline Corporation • Management information circular	59

•

the performance peer group, which is mostly a sub-set of the public companies in the compensation peer group, is used to assess our relative corporate performance when paying out PSUs under our medium-term incentive plan, at the end of the performance period.

The compensation peer group for 2018 compensation was recommended to the board by the human resources, health and compensation committee in October 2017. The 2018 peer group was determined based on recommendations by Mercer provided in 2017, to more closely reflect the TSX 60 Energy and Utilities sector, removing ARC Resources Ltd. and ATCO Ltd. and adding Imperial Oil Ltd. and Suncor Energy Inc.

In October 2018, it was concluded that the peer group continues to be relevant for the company’s compensation peer group. As such, no changes will take effect for 2019 compensation decisions. The 2019 compensation peer group comprises companies of similar size to Pembina, averaging at the 50th percentile across all metrics. For the performance peer group, we removed Enbridge Income Fund as it is no longer publicly listed.

The table below shows the 2017, 2018 and 2019 compensation and performance peer groups.

	Compensation peer group (used to set target compensation, base salaries and target short-term incentives)			Performance peer group (used to determine our relative total shareholder return (TSR) and to calculate the PSU multiplier (see pages 71 and 73))
Oil and Gas – pipeline/midstream	2017	2018	2019	2017	2018	2019
AltaGas Ltd.	x	x	x	x	x	x
Enbridge Inc.	x	x	x	x	x	x
Enbridge Income Fund				x
Gibson Energy Inc.				x	x	x
Inter Pipeline Ltd.	x	x	x	x	x	x
Keyera Corp.	x	x	x	x	x	x
Kinder Morgan Canada Limited					x	x
TransCanada Corp.	x	x	x	x	x	x
Valener Inc.				x	x	x
Veresen Inc.				x
Oil & Gas – exploration and production
ARC Resources Ltd.	x
Canadian Natural Resources Limited	x	x	x
Cenovus Energy Inc.	x	x	x
Crescent Point Energy Corporation	x	x	x
Encana Corp.	x	x	x
Husky Energy Inc.	x	x	x
Imperial Oil Ltd.		x	x
Suncor Energy Inc.		x	x
Utilities
ATCO Ltd.	x
Canadian Utilities Limited				x	x	x
Emera Inc.	x	x	x	x	x	x
Fortis Inc.	x	x	x	x	x	x
TransAlta Corp.
Total	14	14	14	12	11	11

The committee also refers to the survey data of similar companies in the sector as necessary when benchmarking compensation for the executives to ensure the sample size is large enough.

Pembina Pipeline Corporation • Management information circular	60

Compensation process

Establish performance goals

In February of each year, management recommends to the human resources, health and compensation committee for review and recommendation to the board for approval:

•  qualitative and quantitative corporate, business unit and individual performance goals for the short-term incentive plan; and

•  quantitative performance goals for the performance share units under the medium-term incentive plan.

Performance goals include the core commercial, financial, safety and operational objectives in our strategic plan, which is prepared by the executives and approved by the board. This includes the CEO’s performance goals.

The committee reviews and, in conjunction with management, modifies as required, and recommends the performance goals to the board for approval.

Review competitiveness

Before the end of November every year, the committee:

•  carries out an annual benchmarking review of total compensation, with the help of its independent consultant;

•  establishes and recommends to the board for approval a compensation peer group to use as a reference point for assessing compensation competitiveness; and

•  establishes a performance peer group used as part of the performance vesting conditions for the performance share units under the long-term incentive plan.

Recommend compensation plan design changes and target total compensation

Plan design

Management reviews our compensation and benefit programs and makes recommendations to the committee for review and approval in February of each year. The committee recommends to the board any changes to the compensation program.

Target compensation

The CEO makes recommendations to the committee for target total compensation and compensation mix for each executive. The committee, with input from its independent consultant:

•  reviews the CEO’s compensation recommendations for Senior Vice Presidents;

•  determines target total compensation and compensation mix for the CEO;

•  recommends to the board target total compensation and compensation mix for the year for the CEO and executives. Target total compensation is usually set at the 50th percentile of the compensation peer group, but the board can use its judgment to set it higher or lower, typically between the 25th and 75th percentile depending on the skill, competency and experience of each executive; and

•  determines if any plan changes are required.

Assess corporate performance

At the end of each year, management prepares an analysis of corporate performance against the approved performance goals.

The committee:

•  reviews management’s analysis;

•  consults with external advisors;

•  reviews our performance against the performance peer group;

•  considers the results in the context of market and economic conditions, extraordinary internal and market-related occurrences and other extenuating circumstances; and

•  approves and recommends to the board funding of the short-term incentives and medium-term incentives based on results.

Pembina Pipeline Corporation • Management information circular	61

Determine compensation

The CEO makes recommendations to the committee on each element of compensation for each Senior Vice President based on corporate, business unit and individual performance.

The committee, with input from its independent consultant, determines total compensation and each element of compensation for the CEO and reviews the CEO’s recommendations for the other senior vice presidents.

The committee’s recommendations to the board and review are based on the following:

•  recommendations from the CEO;

•  performance against corporate and business unit goals;

•  individual experience, individual performance, internal pay equity, development and/or succession status, and other individual or organizational circumstances;

•  competitiveness of total compensation, based on our corporate performance; and

•  the proportion of each compensation component relative to total compensation, with the expectation that the senior vice presidents should have the highest amount and proportion of compensation at risk.

While the short, medium and long-term incentive plans include specific calculations to determine compensation eligibility, the committee believes that the rigid application of fixed formulas can result in unduly high or low rewards. The committee can therefore use its judgment to respond to unexpected developments in the energy sector and internal and market-related events to make compensation decisions it believes are appropriate, using the compensation peer group as a guideline.

Finalize compensation awards

The committee, with input from its independent consultant:

•  prepares a report for the board that explains the factors and criteria its compensation recommendations are based on, including the relationship of corporate performance to compensation and how compensation supports our strategy and the achievement of our corporate objectives; and

•  presents its recommendations to the board for approval.

The board can also use its judgment to respond to developments, using the compensation peer group as a guideline.

Compensation elements

Our executive compensation program includes fixed and variable compensation, as well as a competitive package of benefits.

We generally target total direct compensation (salary plus incentives) at the 50th percentile of our peer group, but the board can use its judgment to set targets between the 25th and 75th percentiles depending on the skill, competency and experience of each executive.

	Component	Objective	Form	Performance period
Fixed compensation	Base salary	Compensate executives for performing day-to-day responsibilities	• cash	ongoing
Variable compensation	Short-term incentive	Motivate executives to meet annual corporate, business unit and individual goals	• annual cash bonus	one year
	Medium-term incentive	Align compensation with medium-term corporate performance compared to our peers, and the interests of shareholders	• RSUs • PSUs	three years (RSUs vest 1/3 each year, PSUs vest after three years)

Pembina Pipeline Corporation • Management information circular	62

	Component	Objective	Form	Performance period
	Long-term incentive	Align compensation with long-term corporate performance, and the interests of shareholders	• stock options	seven years (stock options vest over three years)
Other compensation	Benefits	Provide market competitive benefits

•  group life, accidental death and dismemberment, disability and extended health and dental insurance

•  savings plan (Pembina matches employee contributions to a maximum of 5 percent of annual salary)

•  non-taxable health spending account or taxable wellness spending account ongoing
	Pension (see page 85)	Provide market competitive benefits	• defined benefit plan • defined contribution plan	ongoing
	Perquisites	Provide market competitive benefits	• select perquisites to offset expenses, the cost of business meetings and relationship management, including a car allowance, parking and business club memberships	ongoing

Compensation mix

The committee determines the mix of components every year based on its review of competitive data, consistent with our overall compensation philosophy and its own judgment.

The graphs below show the 2018 target total direct compensation mix for the CEO and an average for our other named executives. The short, medium and long-term incentives are considered to be at risk because their value is based on specific performance criteria and payout is not guaranteed.

This year, 82 percent of the CEO’s target total direct compensation and an average of 72 percent for the other named executives was at risk, directly aligning corporate, business unit and individual performance with the interests of shareholders.

Pembina Pipeline Corporation • Management information circular	63

2018 Compensation

The board reviewed Pembina’s 2018 performance, analysis and recommendations of the human resources, health and compensation committee, and approved the following decisions on executive pay.

Total direct compensation

The table below shows total direct compensation paid or granted to the named executives for 2018, compared to 2017. Total direct compensation includes earned base salary, short-term incentive awards, and the grant value of medium and long-term incentive awards. See below for a discussion of each component.

See page 76 for a discussion of each named executive’s accomplishments this year.

Value of direct compensation received1

	2017 ($)	2018 ($)	Change	2018 amount at risk
Michael Dilger President and CEO	5,329,367	6,648,767	24.8%	84.5%
Scott Burrows Senior Vice President and CFO	1,719,470	2,139,100	24.4%	76.9%
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	1,796,871	2,183,434	21.5%	77.4%
Paul Murphy Senior Vice President and Corporate Services Officer	1,725,726	2,105,267	22.0%	76.5%
Harold Andersen Senior Vice President, External Affairs and Chief Legal Officer	1,297,506	1,510,907	16.4%	73.7%
[1]	See the summary compensation table on page 82 for information about how we calculate the value of RSUs, PSUs and options.

Pembina Pipeline Corporation • Management information circular	64

Base salary

Base salaries are reviewed annually and set based on market conditions, individual performance, level of responsibility, retention and internal equity considerations.

The following table shows each named executive’s annual base salary at the end of the year.

	2017 ($)	2018 ($)	Change
Michael Dilger President and CEO	925,000	1,050,000	13.5%
Scott Burrows Senior Vice President and CFO	465,000	500,000	7.5%
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	465,000	500,000	7.5%
Paul Murphy Senior Vice President and Corporate Services Officer	465,000	500,000	7.5%
Harold Andersen Senior Vice President, External Affairs and Chief Legal Officer	380,000	400,000	5.3%

Short-term incentive

Short-term incentive awards are granted based on our performance against annual corporate, business unit and individual objectives tied to our core strategy.

The award is calculated as a percentage of base salary. It can be as low as 0 and has a cap based on level. The target is market competitive and depends on the responsibility of the role. The table below shows the short-term incentive targets for the named executives as of the end of 2018.

	Potential short-term incentive award as a percentage of salary

	minimum	target	cap
CEO	0	100	200
Other named executives	0	60 - 70	120 - 140

We calculate each award by multiplying the named executive’s short-term incentive target by their salary and performance multiplier (different for each named executive and can range from 0 to 2).

Each performance multiplier is calculated based on performance against corporate, business unit and individual goals that are set at the beginning of each year, using the weightings shown in the formula below:

•

corporate performance objectives are tied to the core financial, safety and environment, project delivery, commercial and operational goals in our strategic plan. You will find a discussion of this year’s targets and results on pages 67-68; and

•

business unit and individual goals and multipliers are also tied to our strategy, but are not publicly disclosed for competitive reasons. You can read about each named executive’s business unit and individual performance starting on page 76.

Pembina Pipeline Corporation • Management information circular	65

The committee may use its judgment to adjust the performance multiplier up or down based on factors that are not captured in the formal measures. For example, a decision to complete a certain acquisition or business deal may have longer-term strategic benefits that are not captured in the short-term performance measures. To recognize outstanding annual performance, the human resources, health and compensation committee used its discretion to adjust the performance multiplier for each of the named executives in 2018. This discretion did not have a material effect on the short term incentive award.

2018 short-term incentive award

The table below shows how we calculated each named executive’s short-term incentive award for 2018. The named executive’s performance multiplier includes the discretion applied by the human resources, health and compensation committee to adjust the performance multiplier for each named executive.

	Base salary ($)		Short-term incentive target		Named executive’s performance multiplier		Short-term incentive Award ($)
Michael Dilger President and CEO	1,050,000	x	100%	x	1.85	=	1,944,600
Scott Burrows Senior Vice President and CFO	500,000	x	70%	x	1.84	=	644,933
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	500,000	x	70%	x	1.97	=	689,267
Paul Murphy Senior Vice President and Corporate Services Officer	500,000	x	70%	x	1.75	=	611,100
Harold Andersen Senior Vice President, External Affairs and Chief Legal Officer	400,000	x	60%	x	1.73	=	414,240

Pembina Pipeline Corporation • Management information circular	66

How we calculated the corporate performance multiplier

The 2018 corporate performance multiplier was based on our performance in four categories: financial, safety and environment, business development and project delivery. The multiplier for each measure, and the corporate performance multiplier, are each calculated out of a maximum of 2.

The table below summarizes our 2018 performance in each category. Scores range from 0 for performance below threshold, to a maximum of 2. Performance within a range of target achieves a score between 0 and 2. The total score in each category reflects the aggregate scores achieved across all business units.

	Performance area	Key measures	Performance highlights	Total score
Safety and environment measures 20% Each performance area is weighted evenly.	General (culture, training, follow up) – leading indicator

Performance against Canadian Energy Pipeline (CEPA) benchmarks

•  Hazards identified

•  Safety & AMA driver training

•  Safety orientations

•  Positive safety recognition

•  Planned routine inspections

•  Corrective actions

Outperformed on all key measures.

Within each performance area, results are tracked for each business unit (weighted evenly) and for the company overall and weighted:

•  25% corporate performance

•  75% business unit performance (average)

	Occupational and vehicle (employee and third party contractor) – lagging indicator	• Employee lost-time injuries • Pembina reportable injuries • Motor vehicle at fault incidents	Outperformed One employee lost-time injury resulted in five days lost and one contractor lost-time injury resulted in 19 days lost.
	Pipeline, vessel integrity, and ground disturbance – leading indicator	• Pipeline integrity – dig program • Facility integrity – tanks and vessels inspection • Ground disturbance incidents	Outperformed Completed 73 maintenance and 17 post-construction In Line Inspections (ILIs), issued over 100 Dig Programs and completed 294 digs.	1.9
	Environment & process safety management – lagging indicator	• Significant environmental incidents • Commodity product spills • Process Hazard assessments • Management of change • Process safety	Outperformed No significant environmental failure incidents. Conducted 267 ground disturbance audits (exceeding our target of 150) and identified no material deficiencies.
	Emergency preparedness – leading indicator	• Emergency response preparedness exercises	Outperformed Completed the 2018 Emergency Management training and exercise program. Achieved CEPA Level 3 in self-assessed Emergency Management Program

Pembina Pipeline Corporation • Management information circular	67

Financial measures 50%	Adjusted EBITDA[1]	Target corporate adjusted EBITDA: $2.55 billion Adjusted EBITDA, compared to annual budget, from the following six components are weighted as follows: • Oil sands and heavy oil – 2% • Conventional pipelines – 14% • Transmission pipeline – 10% • Gas services – 9% • NGL services – 5% • Marketing – 5% • Corporate, general and administrative, not including incentives – 5%	Overall corporate adjusted EBITDA was $2.83 billion, or 11% above target. Adjusted EBITDA, compared to annual budget, from the six components was as follows: • Oil sands and heavy oil – exceeded • Conventional pipelines – exceeded • Gas services – exceeded • Midstream – NGL – exceeded • Midstream – crude – exceeded • Corporate, general and administrative, not including incentives – exceeded	1.65
Business development measures 20%	Projects that will increase our adjusted EBITDA per share over the medium and long term, in line with our business plan	Extend and diversify the company’s earnings growth by executing $900 million of incremental acquisitions, equivalent green-field or brown-field capital commitments.

Secured over $1.8 billion in new growth projects which include:

Continued to execute on our 20-year infrastructure development and service agreement to construct various Duvernay infrastructure.

Received board approval to expand our Hythe gas processing capability in the Montney, and construct a greenfield liquids battery and sour pipeline.

Received board approval to expand fractionation facilities at the Empress Extraction Plant.

Executed over $1.5 billion in contracts for Phase VI and VII pipeline expansions; the Fox Creek to Namao pump stations expansion and the Lator to Fox Creek expansion.

				2.0
Implementation measures 10%	Project execution and delivery	Execute 2018 major capital projects materially on time and on budget. Projects are selected at the beginning of 2018, and each project is weighted based on its target cost as a percentage of the total target cost for all selected projects. Performance for each project is assessed: • 60% on budget performance • 40% on time performance	Executed on a $1.2 billion capital program in 2018. Project performance: • Identified projects were, in aggregate, approximately 13% above budget, compared to 10% below budget in 2017 • Projects were completed materially on time	0.89

1 See About non-GAAP measures on page 93.

Pembina Pipeline Corporation • Management information circular	68

Medium and long-term incentives

Our business involves major commercial ventures and strategies that are typically developed over three to five years. Medium and long-term incentives are a key part of how we attract high performing executives in a highly competitive sector and motivate them to stay. They are designed to promote a proprietary interest in Pembina and encourage sustainable contributions that are more likely to maximize shareholder value over a longer period of time. They focus management on operating and financial performance, long-term shareholder value and our strategic goals.

Medium and long-term incentives are granted based on each executive’s target total direct compensation as a percentage of base salary, and are set using competitive market data about our peer group.

The table below summarizes our current medium and long-term incentive plans. You will find more information about the medium and long-term incentive plans on page 90.

	Medium-term incentive: share unit plan	Long-term incentive: stock option plan
Purpose

Align compensation with the medium-term nature of some of our projects.

Reward participants for growth in the medium-term based financial performance of the company and total shareholder return compared to peers.

Retention tool.

Align compensation with the longer-term nature of some of our projects. Reward participants for growth in the long-term based on trading price of our common shares. Retention tool.
Eligibility	Executives Employees	Executives Employees
Award	RSUs PSUs RSUs and PSUs do not have voting rights and cannot be assigned or transferred.	Options to buy common shares (up to the limits listed on page 91) Options cannot be assigned or transferred.
Frequency	Granted every year	Granted every year Issued on one or more days during the year as specified at the time of the grant. Previous year’s grants are not taken into account when considering new grants.
Term	Three years	Seven years
Dividends	RSUs and PSUs earn dividend equivalents every year in the form of dividend units.	None
Vesting

RSUs

All RSUs granted to executives and employees vest:

•  1/3 vest on December 31 of the year granted;

•  1/3 vest on December 31 of the second year from year granted; and

•  1/3 vest on December 31 of the third year from the year granted.

PSUs

Vest if performance vesting conditions have been met at the end of three years. See below for details.

Options vest 1/3 per year over three years, starting on the first anniversary of the day they are issued.

Pembina Pipeline Corporation • Management information circular	69

	Medium-term incentive: share unit plan	Long-term incentive: stock option plan
Payout

Paid out in cash as soon as possible after vesting.

Each unit that vests (including dividend units) is worth the fair market value of one common share at the time of vesting, calculated using the weighted average trading price of our common shares on the TSX for the 20 trading days before the vesting date.

Each option that vests can be used to buy one Pembina common share. The exercise price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are issued.

2018 medium and long-term incentive awards

The table below shows the medium and long-term incentives granted for 2018. Incentives were all granted at target.

The table below includes the number of RSUs, PSUs and stock options granted, along with their expected value at payout, assuming the performance targets for the PSUs have been met. We calculate the number of stock options granted by dividing the value of the stock option award by the Black-Scholes value per stock option at the time of grant. See the summary compensation table on page 82 for the detailed calculation.

	Base salary ($)		Medium and long- term incentive target (%)		Medium and long- term incentive grant ($)	Allocation
						Medium-term incentive		Long-term incentive
						RSUs[1]	PSUs[1]	Options[2]
Michael Dilger President and CEO	1,050,000	X	350%	=	3,675,000	8,190 $367,480	40,952 $1,837,520	296,970 $1,470,000
Scott Burrows Senior Vice President and CFO	500,000	x	200%	=	1,000,000	4,457 $200,000	11,143 $500,000	60,606 $300,000
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	500,000	x	200%	=	1,000,000	4,457 $200,000	11,143 $500,000	60,606 $300,000
Paul Murphy Senior Vice President and Corporate Services Officer	500,000	x	200%	=	1,000,000	4,457 $200,000	11,143 $500,000	60,606 $300,000
Harold Andersen Senior Vice President, External Affairs and Chief Legal Officer	400,000	x	175%	=	700,000	3,120 $140,000	7,800 $350,000	42,424 $210,000

[1]

RSU and PSU values are estimated based on $44.87 per share (the volume-weighted average trading price of our common shares on the TSX for the last 20 trading days in 2017). The value shown for PSUs is their target value. It assumes 100% of the PSUs are paid out and that the performance multiplier is 1.0.

[2]	See the summary compensation table on page 82 for how we calculated the expected value of the stock options.

Pembina Pipeline Corporation • Management information circular	70

Performance vesting conditions for PSUs granted for 2018

Performance period: January 1, 2018 – December 31, 2020

PSUs vest depending on performance over a three-year period against two key measures: our three-year TSR compared to our performance peer group, and our three-year trailing average Adjusted EBITDA per common share compared against targets calculated as the compounded annual growth rates. Both measures are established at the beginning of each three-year performance period, are tied to our strategic objectives and are a strong measure of our financial performance.

Defined performance levels are set and our performance against these targets give us ratings of either below threshold base case, met base case or exceeded base case. The board compares actual performance to the ratings and uses a linear analysis to determine the performance multiplier. On rare occasions the board may modify the formula driven multiplier if in its judgment the resulting multiplier is not consistent with corporate performance, however it cannot exceed two times. The board did not use its discretion to modify the formula driven multiplier for the 2018 PSU grants.

The formula below shows how we calculate the actual number of PSUs that vest in 2020.

Pembina Pipeline Corporation • Management information circular	71

Medium-term incentives vested in 2018 and paid out in 2019

Medium-term incentive grants vested in 2018 and paid out in 2019 include:

•	the final 1/3 of the RSUs granted for 2016;

•	the second 1/3 of the RSUs granted for 2017;

•	the first 1/3 of the RSUs granted for 2018;

•	the PSUs granted for 2016, all of which vested (the performance multiplier was 2.0 – the following page describes how it was calculated); and

•	the dividends the RSUs and PSUs earned to December 31, 2018.

		Number of units vested in 2018
		RSUs	RSUs	RSUs	PSUs	Total paid out in 2019[1]
		2016	2017	2018	2016
Michael H. Dilger President and CEO	Units Dividend units	2,692 388	2,246 224	2,730 143	80,780 11,640	$4,325,156
Scott Burrows Senior Vice President and CFO	Units Dividend units	1,453 209	1,806 180	1,486 78	21,794 3,140	$1,292,962
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	Units Dividend units	1,727 249	1,317 131	1,486 78	25,918 3,735	$1,485,753
Paul Murphy Senior Vice President and Corporate Services Officer	Units Dividend units	1,727 249	1,317 131	1,486 78	25,918 3,735	$1,485,753
Harold Andersen Senior Vice President, External Affairs and Chief Legal Officer	Units Dividend units	1,508 217	1,238 124	1,040 54	15,080 2,173	$919,304

[1]

Value of units and dividend units that vested December 31, 2018, calculated using $42.89 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2018). Dividend units earned at $1.90 for 2016, $2.04 for 2017 and $2.24 for 2018. PSU multiplier is 2.0 (see next page).

Pembina Pipeline Corporation • Management information circular	72

How we calculated the performance multiplier for the 2016 PSU award

PSUs granted: January 1, 2016

Performance period: January 1, 2016 – December 31, 2018

Total shareholder return vs the performance		Three-year trailing average EBITDA[1] per common
peer group for the performance period		share vs. targets set at the time of the award

Pembina’s rank divided by the # of companies in		• maximum: 2x (9%)	>$3.57

the peer group (including Pembina) times 2		• above target case: 1 to 2x	>$3.28 to 3.57

(Rank starts at 0 which is the lowest ranked		• target case: 1x (6%)	$3.28

company).		• below target case: 0 to 1x	>$3.01 to 3.28

		• threshold: 0 (3%)	<$3.01

The highest ranked company would equate to
the # of companies in the peer group, which is 10.		Pembina performance	$4.16

		Performance multiplier	2.0
		(above stretch target)
Pembina performance 65.13%

Performance multiplier 2.0 (Top ranked)
x 50% weighting		x 50% weighting
1.00	+	1.00		=	2.0

Total shareholder return[2]

[1] See About non-GAAP measures on page 93.

We calculate total shareholder return for the performance period as:

•  the weighted average trading price of the security on the TSX for the last 20 trading days of the performance period, less

•  the weighted average trading price of the security on the TSX for the last 20 days just before the performance period, plus

•  all dividends or distributions paid during the performance period, divided by the weighted average trading price of the security on the same stock exchange for the last 20 trading days before the beginning of the performance period.

AltaGas Ltd.
Canadian Utilities Limited
Emera Inc.
Enbridge Inc.
Fortis Inc.
Inter Pipeline Ltd.
Keyera Corp.
TransCanada Corporation
Valener Inc.
Gibson Energy Inc.
Peer group median	17.71%
[2] Enbridge Income Fund was removed from the peer group after it was delisted from the TSX.

Pembina Pipeline Corporation • Management information circular	73

Compensation and share performance

The graph below shows the change in a $100 investment in Pembina common shares over the past five years (assuming all dividends are reinvested), compared to the same investment in the S&P/TSX Composite Index for the same period (assuming all dividends are reinvested). The graph also shows the total compensation awarded to our named executives each year as reported in the summary compensation table, and our adjusted cash flow per share (see About non-GAAP measures on page 93). These are all indexed to $100 to provide a meaningful comparison.

The graph shows that Pembina has outperformed the broader Canadian equity market, as measured by the S&P/TSX Composite Index, while total compensation paid to our named executives has increased at a lesser rate (mostly in the form of variable long-term incentives). Adjusted cash flow per share (see About non-GAAP measures on page 93) has increased from $2.34 per share in 2013 to $4.27 per share in 2018. This 82 percent increase is due to accretive organic growth and acquisitions over the period.

Our cumulative total return for the five-year period ending December 31, 2018 was 38 percent compared to the index return of 22 percent. We have also demonstrated above median performance against our performance peer group in the past three years (see page 73 for details).

Please note that the returns in the chart cannot be directly compared to total shareholder return shown on page 73, which is calculated over the PSU three-year performance period and assumes dividends are not reinvested.

At December 31	2013	2014	2015	2016	2017	2018
Pembina total return ($)	100	118	88	129	147	137
S&P/TSX composite index ($)	100	111	101	123	134	122
Adjusted EBITDA per common share[1] ($)	100	104	104	113	147	207
Adjusted cash flow from operating activities per common share[1] ($)	100	104	104	113	147	182
Total compensation awarded to the named executives ($)	100	101	97	113	133	161

1 See About non-GAAP measures on page 93. Financial results for 2017 have been restated to reflect the adoption of IFRS 15. 2016 and earlier have not been re-stated.

Pembina Pipeline Corporation • Management information circular	74

Pay for performance

This graph compares our Adjusted EBITDA per share for the past five years to the total named executive compensation awarded per share as a percentage of Adjusted EBITDA per share. See About non-GAAP measures for information about Adjusted EBITDA. The graph shows that while our Adjusted EBITDA per share has increased significantly over the past several years, total named executive compensation paid per share as a percentage of Adjusted EBITDA per share has continued to go down.

At December 31	2014	2015	2016	2017	2018
Adjusted EBITDA[1] per share ($)	2.82	2.83	3.06	4.00	5.62
Total named executive compensation awarded ($ millions)	9.9	9.5	11.1	13.0	15.8
Total named executive compensation awarded, per share ($)	0.03	0.03	0.03	0.03	0.03
Total named executive compensation awarded, per share, as a percentage of adjusted EBITDA per share	1.1%	1.0%	0.9%	0.8%	0.6%

[1] See About non-GAAP measures on page 93. Financial results for 2017 have been restated to reflect the adoption of IFRS 15. 2016 and earlier have not been re-stated.

Pembina Pipeline Corporation • Management information circular	75

Compensation review – Named executives

Michael (Mick) H. Dilger, President and CEO

Responsible to all Pembina Stakeholders for delivering on the overall “Purpose” of Pembina, namely:

To be the leader in delivering integrated infrastructure solutions connecting global markets.

•  Customers choose us first for reliable and value-added services;

•  Investors receive sustainable industry-leading total returns;

•  Employees say we are the ‘employer of choice’ and value our safe, respectful, collaborative and fair work culture; and

•  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Mick has over 25 years of midstream and oil & gas experience, approximately 20 years of which has been directly in the Canadian energy infrastructure space.

Mick was appointed President and Chief Executive Officer of Pembina in January 2014. Mick joined the company in 2005 and previously served as President & COO; Chief Operating Officer; and Vice President, Business Development.

Mick has played a key role in profitably expanding Pembina’s business. During his tenure the company’s enterprise value has grown from approximately $2.0 billion in 2005 in excess of $30 billion today. To position Pembina for future growth, Mick has overseen the development of an inventory of over $10 billion of high return, low risk, fee-for-service projects. He has also led a major transformation of the organization’s back-office systems and functions to support the substantial growth in the business. Mick was named as “CEO of the Year” in 2014 by Oil & Gas Magazine. In 2017, Mick oversaw the $10 billion acquisition and integration of Veresen Inc. to further diversify the company’s assets and growth platform.

Prior to joining Pembina, Mick founded VISTA Midstream Solutions in 2000, a highly successful private Canadian midstream company that was sold to Talisman Energy. Prior thereto, he worked in various executive finance and business development roles at NOVA Corporation and later TransCanada between 1994 and 1999. During this period, Mick was part of a founding team that established the first “midstream business” in Canada.

Mick started his career at Ernst & Young in 1987, where he obtained his designation as a Chartered Accountant. Thereafter in 1990, he worked at a large U.S. public oil and gas exploration and production company prior to moving into the energy infrastructure space.

Mick holds a Bachelor of Commerce Degree from the University of Calgary, 1987.

Pembina Pipeline Corporation • Management information circular	76

2018 Results

Customers:

Mr. Dilger continued to provide steadfast leadership through continued uncertainty and volatility in the energy infrastructure sector including the seamless integration of Veresen which in turn lead to overall top quartile safety and reliability across all Divisions. Pembina secured approximately $1.8 billion of new projects in 2018 with an additional $3.0 billion of new projects carrying over and being secured in early 2019. These projects will provide customers with critical additional capacity and additional services.

Most notably, the implementation of Pembina’s new ‘global strategy’ was designed to increase customer netbacks by providing entirely new international markets for the sale of their products and Pembina’s Prince Rupert propane export terminal and newly announced polypropylene project are significant milestones in achieving this strategy.

Investors:

2018 saw record financial performance exceeding the top end of the initial $2.55 to $2.75 billion public EBITDA guidance range by approximately $100 million, resulting in 2018 adjusted cash flow from operating activities per share of $4.27, compared to $3.27 for the prior year (~30-percent increase) and 2018 earnings per share of $2.28, compared to $1.87 for the prior year (~37-percent increase).

Employees:

In 2018, Pembina was once again recognized as one of ‘Alberta’s top 70 employers’ by Mediacorp Canada, recognized as one of ‘Canada’s top 100 employers’ by the Globe and Mail, and newly recognized in January of 2019 as one of ‘Canada’s top employers for young people’ by the Globe and Mail. These significant accomplishments were achieved despite transformational change, including the merger with Veresen, an associated company-wide reorganization positioning the company for future growth, and the implementation of Pembina’s new global strategy.

Communities:

In 2018, Pembina continued to have harmonious relationships with communities in which we do business. Pembina invested $7.5 million into communities where we have a presence, an amount now being targeted to grow to $10.0 million in 2019. Pembina generated record donations for the United Way of an astonishing $4.0 million in 2018, mostly comprised of employee donations. Pembina also invested $0.5 million in its flagship ‘Fuel 4 Thought’ program in partnership with Breakfast Club of Canada during 2018, bringing our commitment to date up to $1.5 million. Pembina is one of Breakfast Club’s largest supporters in Alberta and our support helped serve nearly 270,000 breakfasts in schools across our operations in 2018.

Under Pembina’s new ‘global strategy’, Pembina perceives its most significant contribution to the community at large will be to help diversify Alberta, indeed Canada, benefiting all communities through creation of new markets and bolstering employment creating meaningful, well-paying, full-time jobs. At the end of 2018, Pembina employed 2,162 people, compared to 1,657 people at the end of 2017 (30 percent increase), a number that we expect to grow by an additional 500 people by the end of 2019, representing an additional increase of 23 percent.

Pembina Pipeline Corporation • Management information circular	77

Scott Burrows, Senior Vice President and Chief Financial Officer

Responsible for the control of Pembina’s financial, treasury, accounting, tax, risk, investor relations, capital markets, corporate development and planning functions. In a highly visible and strategic role for the corporation, he is a trusted and highly valued advisor to the CEO to help drive the strategic growth agenda and ensure continued profitability and a conservative balance sheet.

Mr. Burrows joined Pembina in November 2011 and held various leadership positions until January 1, 2015, when he was appointed Vice President, Finance and Chief Financial Officer. He was appointed to his current role on July 1, 2017.

Before joining Pembina, he spent seven years in energy-focused investment banking where he provided advice related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in most aspects of the energy industry, including petroleum, natural gas and other product pipelines and related infrastructure facilities.

He has a Bachelor of Commerce from the University of British Columbia, is a CFA Charterholder and was named one of Canada’s top 40 under 40.

2018 Results

Mr. Burrows ensured our capital program was adequately funded by raising $700 million of Medium Term Notes, without issuing any incremental equity and while maintaining a conservative balance sheet. He led the financial integration of Veresen Inc., including the successful reorganization of the financial results of Pembina’s new divisional structure, and undertook various refinancings to capture identified synergies.

He played an active role in designing and leading management and board strategy sessions, Pembina’s annual Enterprise Risk Report and the first Corporate Social Responsibility report. He was instrumental in new project development, ensuring projects fit within Pembina’s financial guardrails and that secured funding was in place. He also set the tone at the top for SOX procedures, led Pembina’s shareholder engagement program, including rolling out Pembina’s new strategy at our 2018 Investor Day, focused our efforts on general and administrative, operating and capital cost efficiencies, and ensured Pembina maintained its investment grade credit rating and strong balance sheet.

Mr. Burrows represented Pembina on the board of directors and audit committees of Alliance Pipeline LP, Aux Sable, Canada Kuwait Petrochemical Corporation and Veresen Midstream, and on the management committee of Ruby Pipeline. He also Co-Chaired the 2018 Energy Division of the Calgary United Way and sits on the Board of Rundle College Society.

Pembina Pipeline Corporation • Management information circular	78

Stuart (Stu) Taylor, Senior Vice President, Marketing and New Ventures and Corporate Development Officer

In 2018, Mr. Taylor was Senior Vice President, Marketing & New Ventures and Corporate Development Officer. In that capacity, he oversaw two business units: Marketing and New Ventures. He was responsible for developing, approving, monitoring and intervening on the execution of the large capital spending (>$100MM) of the LNG Division, Major Projects business unit, Petrochemical business unit and New Ventures group. Along with the day to day operation of the business units, he was the senior executive leading two value chain extensions: the development of a PDH/PP (propane de-hydrogenation/polypropylene) facility and the progression of a liquefied natural gas (LNG) project in Oregon. He methodically reviewed Pembina’s service offerings and opportunities along every step of the hydrocarbon value chain, from wellhead to market, to ensure Pembina’s continued success.

Mr. Taylor joined Pembina in 2009 as Vice President, Gas Services, and was Senior Vice President, NGL and Natural Gas Facilities from September 2013 until January 1, 2018, when he was appointed to his current role.

He has a Bachelor of Science in Geology from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

2018 Results

The energy marketing business generated $419 million of EBITDA in 2018 buying, selling, and utilizing the services of the Facilities and Pipeline Divisions, along with $219 million in capital fees paid for those services plus operating costs. 2018 was a year of record volumes for natural gas liquids and crude oil given the expansion of supply in western Canada, driving growth in rail shipments and new destinations.

2018 accomplishments include:

•

proactively seeking out new commercial opportunities in lines of business in which Pembina currently does not have a presence but may play a strategic role in the further development of the Company’s value chains, including: Petrochemicals, Power, Refining/Upgrading and other new market diversification and egress opportunities;

•	continuing to progress the proposed propane dehydrogenation and polypropylene production facility. Front end engineering design activities have been completed;
•

continuing to progress the proposed LNG export terminal in Coos Bay, Oregon, and the related Pacific Connector Gas Pipeline that will transport natural gas from the Malin Hub in southern Oregon to the export terminal. This included receiving a Notice of Schedule that indicates FERC will provide a decision not later than November 2019; and executing non-binding off-take agreements, for a total of 11 million tonnes per annum (Mtpa), which exceeds the planned capacity of 7.5 Mtpa;

•

progressing market development for the Prince Rupert Terminal with market identification and marine logistics planning in advance of the 2020 start date. Focusing on market fundamentals to shape these plans by identifying the next and future structural changes in the market; and

•

completing market development plans for natural gas, natural gas liquids, crude oil and rail logistics in pursuit of expanding egress for western Canadian production and establishing a presence in markets the Company does not serve today, and supporting other New Ventures initiatives requiring rail service.

Pembina Pipeline Corporation • Management information circular	79

Paul Murphy, Senior Vice President and Corporate Services Officer

Responsible for and oversees all aspects of Pembina’s corporate and maintenance management systems, supply chain management, pipeline operational control centre and communications systems, safety and emergency management, physical asset integrity management, engineering technical and project services, corporate and cyber security, information technology development, infrastructure and governance, corporate and technical training, office and workplace services and, human resources management. In a critical role for the corporation’s operations, he is a trusted and highly valued advisor to the CEO to help drive Pembina’s long-term effective operational efficiencies, workplace strategies and to ensure the company is in compliance with all safety, operational, environmental protection, technical design and employment requirements and regulations.

Mr. Murphy joined Pembina in February 2011 as Vice President, Conventional Pipelines, and was Senior Vice President, Pipeline and Crude Oil Facilities from September 2013 until January 1, 2018, when he was appointed to his current role. During his tenure as senior executive leader of Conventional Pipelines, Mr. Murphy was responsible for growing the business unit’s operating margin from $177 million in 2011 to $921 million in 2018, an increase of 420%.

Before joining Pembina, he was Vice President of the NGL extraction business unit with Inter Pipeline Fund and held several management positions with major transportation and processing companies including TransCanada Pipelines, Westcoast Energy and Williams Energy.

He has a Bachelor of Science in Geology from the University of Calgary (1984) and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

2018 Results

Mr. Murphy ensured all of Pembina’s operating activities, asset maintenance management, project design and execution were all conducted in accordance with regulations and Pembina internal policies. Pembina had a record year for positive safety and environmental performance including transporting over 600 million barrels of hydrocarbon on Pembina operated pipelines with zero (0) reportable spills and a vehicle incident rate of less than one-third of our industry peer average. He successfully led the operational integration of Veresen human resources, information systems and asset management systems including, for the first time, the integration of material international operations. Corporate Services procured over $1.4 billion of material and services and, recruited and hired over 400 new employees in 2018. Mr. Murphy was appointed Chair of the board of directors of the Canadian Energy Pipeline Association in December 2018.

Pembina Pipeline Corporation • Management information circular	80

Harold (Harry) Andersen, Senior Vice President, External Affairs and Chief Legal Officer

Responsible for and oversees all aspects of Pembina’s legal, governance, internal audit, regulatory, environmental, First Nations, land, environmental, and external communications departments. He is a trusted and highly valued advisor to the corporation and the CEO in establishing long-term goals, strategies, plans, and policies, and ensuring the company is in compliance with all financial, regulatory, and environmental requirements.

Mr. Andersen joined Pembina in December 2011 as General Counsel, and was Vice President, Legal and General Counsel from April 2013 until July 1, 2017, when he was appointed to his current role.

Before joining Pembina, he spent 11 years as an associate and partner with a large national law firm focusing on energy and corporate matters. Mr. Andersen brings extensive experience in major merger and acquisition transactions, project development, joint ventures, financings, reorganizations and restructurings. He has considerable experience in most aspects of the energy industry, including Provincial, Federal and U.S. regulatory and environmental matters, and First Nations/Tribal and landowner consultation. Mr. Andersen also has considerable corporate governance and compliance experience.

He has a B.A. and a Bachelor of Laws from the University of Calgary.

2018 Results

Mr. Andersen ensured all regulatory and environmental approvals were received in connection with Pembina’s capital program, and that construction and commissioning of those facilities were done in compliance with those regulatory and environmental approvals. He was instrumental in new project development, including but not limited to expansion projects at the Hythe and Two Lakes facilities, the OGC lateral, Phase VI expansion on the Peace Pipeline System, the Duvernay II and III gas plants, the development of a liquefied petroleum gas terminal on Watson Island, the successful integration of Veresen, the implementation of the owner-operator model for Alliance, lead the permitting and stakeholder engagement on the Jordan Cove project and the final investment decision, subject to regulatory approvals, of Pembina’s joint venture with Petrochemical Industries Company K.S.C. in support of building a PDH/PP facility.

Mr. Andersen represented Pembina on the board of directors of Alliance Pipeline LP, Aux Sable and Veresen Midstream.

Pembina Pipeline Corporation • Management information circular	81

Summary compensation table

The table below shows the value of all compensation paid to the named executives from 2016 to 2018.

Name and Position		Salary[6] ($)	Share-based awards[7] ($)	Option based awards[8] ($)	Non-equity incentive plan compensation — Annual incentive plans[9] ($)	Pension value[10] ($)	All other compensation[11] ($)	Total compensation ($)
Michael Dilger President and CEO[1]	2018	1,029,167	2,205,000	1,470,000	1,944,600	413,133	69,303	7,131,203
	2017	904,167	1,665,000	1,110,000	1,650,200	411,188	63,373	5,803,928
	2016	779,167	1,440,000	960,000	1,280,000	363,862	58,108	4,881,137
Scott Burrows Senior Vice President and CFO[2]	2018	494,167	700,000	300,000	644,933	123,984	56,860	2,319,944
	2017	435,833	612,470	166,254	504,913	103,044	73,754	1,896,268
	2016	363,333	453,250	194,250	364,746	62,248	37,217	1,475,044
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer[3]	2018	494,167	700,000	300,000	689,267	122,870	80,110	2,386,414
	2017	460,833	569,625	244,125	522,288	110,571	124,127	2,031,569
	2016	436,607	539,000	231,000	412,368	65,968	40,883	1,725,826
Paul Murphy Senior Vice President and Corporate Services Officer[4]	2018	494,167	700,000	300,000	611,100	118,317	41,553	2,265,137
	2017	460,833	569,625	244,125	451,143	108,593	41,207	1,875,526
	2016	436,007	539,000	231,000	397,848	97,263	40,883	1,742,001
Harold Andersen Senior Vice President, External Affairs and Chief Legal Officer[5]	2018	396,667	490,000	210,000	414,240	103,443	37,678	1,652,028
	2017	356,667	446,721	140,744	353,374	85,187	35,998	1,418,691
	2016	316,667	358,400	89,600	251,840	63,005	33,998	1,113,510
Total	2018	2,908,335	4,795,000	2,580,000	4,304,140	881,747	285,504	15,754,726

1 Mr. Dilger was appointed CEO on January 1, 2014. He has not received compensation as a director since his appointment to the board in January 2014.

2 Mr. Burrows was Vice President, Finance and CFO from January 1, 2015 to June 30, 2017.

3 Mr. Taylor was Senior Vice President, NGL and Natural Gas Facilities from September 2013 to January 1, 2018.

4 Mr. Murphy was Senior Vice President, Pipeline and Crude Oil Facilities from September 2013 to January 1, 2018.

5 Mr. Andersen was Vice President, Legal and General Counsel from April 2013 until June 30, 2017.

6 Total base salary earned as of December 31 each year.

7 Share-based awards

The amount for 2018 represents the fair value of RSUs and PSUs granted to the named executives for 2018. We calculated the number of RSUs and PSUs granted by dividing the dollar amount granted by $44.87 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2017).

The RSUs granted in 2018 are scheduled to vest 1/3 per year, on December 31 of 2018, 2019 and 2020. The amount the named executives will receive in cash depends on the trading value of our common shares at the time of vesting.

The PSUs granted in 2018 are scheduled to vest on December 31, 2020 as long as the performance vesting criteria have been met.

The value shown in the table for PSUs is their target value, assumes 100 percent of the PSUs are paid out and that the performance multiplier is 1.0. The number of PSUs that actually vests, and the payout the named executives actually receive, will depend on our performance against the performance vesting criteria and can range from 0 to 200%. If the performance criteria are not met and the board decides that no PSUs will vest, the payout could be $0.

Payouts of RSUs and PSUs are increased by the amount they earn in dividend equivalents (in the form of dividend units). See page 69 for information about RSUs and PSUs.

Pembina Pipeline Corporation • Management information circular	82

[8]	Option based awards

Option value is calculated as a percentage of base salary (see page 69). The options granted in 2018 expire in 2025: Tranche 1 issued March 6, 2018, expire March 5, 2025; Tranche 2 issued August 15, 2018, expire August 14, 2025; and Tranche 3 issued November 13, 2018, expire November 12, 2025. We calculated the number of options granted using $4.95 per option, an estimate based on the Black-Scholes option pricing model using the following key assumptions:

Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
4.86	23.22	1.56	4.30	44.47

This approach is consistent with the majority of companies in our peer group and is sensitive to the assumptions used. The figures may not be directly comparable across companies, but it is a consistent approach for compensation valuation purposes. It used a price of $44.47 per option, the volume-weighted average price of Pembina shares on the TSX for the five days before November 15, 2017, to set the number of options for board approval for 2018 grants.

[9]	Cash bonuses earned for the year, but paid in the following year.

[10]

Includes all compensation related to our pension plans. The amount includes service costs and other compensatory items in the defined benefit plan, including plan changes and earnings that are different from the estimated earnings. See page 85 for information about our pension plans.

[11]	Includes a car allowance, 5% Group Savings plan match, and parking. Also includes vacation payout for Mr. Burrows and Mr. Taylor for their unused vacation.

Outstanding share-based and option-based awards

The table below shows all PSUs, RSUs and stock options outstanding at December 31, 2018.

	Option-based awards				Share-based awards
	Number of shares underlying unexercised options	Option exercise price ($)[3]	Option expiration date	Value of unexercised in-the-money options ($)[4]	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Michael Dilger	74,242	45.45	Nov 12, 2025	-	7,707 RSUs	312,211 RSUs	-
	74,243	46.27	August 14, 2025	-	539 RSU dividends	21,835 RSU dividends
	148,485	41.50	March 5, 2025	-	Total RSUs: 8,246[1]	Total RSUs: 334,046
	58,176	45.66	Nov 13, 2024	-
	58,176	41.59	August 13, 2024	-	74,646 PSUs	3,023,909 PSUs
	116,352	42.97	March 6, 2024	-	5,824 PSU dividends	235,930 PSU dividends
	85,108	38.76	Nov 14, 2023	148,939	Total PSUs: 80,470[2]	Total PSUs: 3,259,839
	85,108	39.63	August 15, 2023	74,895
	170,215	33.80	March 7, 2023	1,142,143
	187,070	41.25	March 8, 2022	-
	90,090	39.53	March 11, 2021	88,288
Total:	1,147,265			1,454,265	88,716	3,593,885[3]
Scott Burrows	15,151	45.45	Nov 12, 2025	-	4,777 RSUs	193,516 RSUs	-
	15,152	46.27	August 14, 2025	-	355 RSU dividends	14,381 RSU dividends
	30,303	41.50	March 5, 2025	-	Total RSUs: 5,132[1]	Total RSUs: 207,897
	7,796	45.66	Nov 13, 2024	-
	11,466	41.59	August 13, 2024	-	20,598 PSUs	834,425 PSUs
	15,592	42.97	March 6, 2024	-	1,615 PSU dividends	65,424 PSU dividends
	17,220	38.76	Nov 14, 2023	30,135	Total PSUs: 22,213[2]	Total PSUs 899,849
	17,220	39.63	August 15, 2023	15,154
	23,960	33.80	March 7, 2023	160,772
	21,340	41.25	March 8, 2022	-
	14,370	39.53	March 11, 2021	14,083
Total:	189,570			220,144	27,345	1,107,746[3]

Pembina Pipeline Corporation • Management information circular	83

	Option-based awards				Share-based awards
	Number of shares underlying unexercised options	Option exercise price ($)[3]	Option expiration date	Value of unexercised in-the-money options ($)[4]	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Stuart Taylor	15,151	45.45	Nov 12, 2025	-	4,289 RSUs	173,747 RSUs	-
	15,152	46.27	August 14, 2025	-	303 RSU dividends	12,275 RSU dividends
	30,303	41.50	March 5, 2025	-	Total RSUs: 4,592[1]	Total RSUs: 186,022
	12,794	45.66	Nov 13, 2024	-
	12,795	41.59	August 13, 2024	-	21,023 PSUs	851,642 PSUs
	25,590	42.97	March 6, 2024	-	1,660 PSU dividends	67,247 PSU dividends
	20,480	38.76	Nov 14, 2023	35,840	Total PSUs: 22,683[2]	Total PSUs: 918,889
	20,480	39.63	August 15, 2023	18,022
	40,960	33.80	March 7, 2023	274,842
	50,920	41.25	March 8, 2022	-
	32,330	39.53	March 11, 2021	31,683
Total:	276,955			360,387	27,275	1,104,911[3]
Paul Murphy	15,151	45.45	Nov 12, 2025	-	4,289 RSUs	173,747 RSUs	-
	15,152	46.27	August 14, 2025	-	303 RSU dividends	12,275 RSU dividends
	30,303	41.50	March 5, 2025	-	Total RSUs: 4,592[1]	Total RSUs: 186,022
	12,794	45.66	Nov 13, 2024	-
	12,795	41.59	August 13, 2024	-	21,023 PSUs	851,642 PSUs
	25,590	42.97	March 6, 2024	-	1,660 PSU dividends	67,247 PSU dividends
	20,480	38.76	Nov 14, 2023	35,840	Total PSUs: 22,683[2]	Total PSUs: 918,889
	20,480	39.63	August 15, 2023	18,022
	31,960	33.80	March 7, 2023	214,452
	50,920	41.25	March 8, 2022	-
	32,330	39.53	March 11, 2021	31,683
Total:	267,955			299,997	27,275	1,104,911[3]
Harold	10,606	45.45	Nov 12, 2025	-	3,319 RSUs	134,453 RSUs	-
Andersen	10,606	46.27	August 14, 2025	-	246 RSU dividends	9,965 RSU dividends
	21,212	41.50	March 5, 2025	-	Total RSUs: 3,565[1]	Total RSUs: 144,418
	5,346	45.66	Nov 13, 2024	-
	13,468	41.59	August 13, 2024	-	14,933 PSUs	604,936 PSUs
	10,692	42.97	March 6, 2024	-	1,185 PSU dividends	48,004 PSU dividends
	7,943	38.76	Nov 14, 2023	13,900	Total PSUs: 16,118[2]	Total PSUs: 652,940
	7,943	39.63	August 15, 2023	6,990
	15,885	33.80	March 7, 2023	106,588
	16,630	41.25	March 8, 2022	-
	15,800	39.53	March 11, 2021	15,484
Total:	136,131			142,962	19,683	797,358[3]

1 Includes:

•	1/3 of the RSUs granted for 2017 that vest and pay out on December 31, 2019, and
•	2/3 of the RSUs granted for 2018 that vest and pay out: 1/3 on December 31, 2019 and 1/3 on December 31, 2020.

Dividend units accrued at $2.04 for 2017 and $2.24 for 2018.

2 Includes:

•	PSUs granted for 2017 that vest on December 31, 2019 (if performance vesting criteria have been met); and
•	PSUs granted for 2018 that vest on December 31, 2020 (if performance vesting criteria have been met).

Estimated at $40.51 per share (the closing price of our common shares on the TSX on December 31, 2018). Assumes that 100% of the PSUs are paid out at a performance multiplier of 1.0. See page 71 for information about the performance multiplier.

Dividend units accrued at $2.04 for 2017 and $2.24 for 2018.

3 Estimated at $40.51 per share (the closing price of our common shares on the TSX on December 31, 2018).

4 The value of an option is estimated at $40.51 per share (the closing price of our common shares on the TSX on December 31, 2018) less the exercise price of the option.

Pembina Pipeline Corporation • Management information circular	84

Value vested or earned during the year on short, medium and long-term incentives

The table below shows the value of options, RSUs and PSUs that vested in 2018, as well as the cash bonuses (non-equity incentive) earned for 2018.

	Option-based awards – value vested during the year[1] ($)	Share-based awards — value vested during the year[2] ($)	Non-equity incentive plan compensation — value earned during the year[3] ($)
Michael Dilger	455,322	4,325,156	1,944,600
Scott Burrows	92,127	1,292,962	644,933
Stuart Taylor	109,567	1,485,752	689,267
Paul Murphy	109,567	1,485,752	611,100
Harold Andersen	42,494	919,304	414,240

[1]

Value that would have been realized if options had been exercised on December 31, 2018, calculated as the difference between the closing price of our common shares on the TSX on December 31, 2018 and the exercise price of the options, multiplied by the number of options.

[2]	Share-based awards include payouts of RSUs and PSUs that vested on December 31, 2018, along with the dividend units they earned to December 31, 2018:

•	the final 1/3 of the RSUs granted for 2016;

•	the second 1/3 of the RSUs granted for 2017;

•	the first 1/3 of the RSUs granted for 2018; and

•	all of the PSUs granted for 2016, calculated using a performance multiplier of 2.0 (see page 73).

Dividends	were paid each year as follows: 2016: $1.90; 2017: $2.04; 2018:$2.24

3 Cash bonuses for 2018, which were paid in 2019.

Stock options exercised in 2018

The table below shows the stock options exercised by the named executives in 2018. The gain is the difference between the exercise price of the option and the share price at the time of exercise multiplied by the number of options exercised.

	Grant year	Number of options exercised	Gain on the options exercised ($)
Michael Dilger	N/A	-	0
Scott Burrows	2016	5,000	53,252
Stuart Taylor	N/A	-	0
Paul Murphy	N/A	-	0
Harold Andersen	N/A	-	0

Pension plan benefits

All full-time employees are enrolled in the Pembina Pension Plan (the pension plan), which is registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta). The Income Tax Act (Canada) limits the amounts that can be contributed and paid out under the pension plan. We also offer a supplementary retirement plan. You can find more information about these plans in Note 22 to our 2018 audited consolidated financial statements on our website (www.pembina.com) or SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Pension plan

The pension plan includes a defined contribution plan and a defined benefit plan. Eligibility and contribution levels are based on a point system calculated by adding the participant’s age and the number of years of service with Pembina on January 1 of the calendar year:

•	under 50 points – employees are enrolled in the defined contribution plan;

•	50 points or more – employees are enrolled in the defined benefit plan; and

•	all executives are enrolled in the defined benefit plan.

Pembina Pipeline Corporation • Management information circular	85

Early retirement starts at age 55 and normal retirement is the first day of the month on or after the employee turns 65.

Defined contribution plan

This plan is designed to satisfy retirement planning objectives of early and mid-career employees. Employees are not allowed to contribute to the defined contribution plan, and employees choose how they want to invest the money.

We contribute to the defined contribution plan as follows:

•	5 percent of the employee’s base earnings semi-monthly for employees with less than 40 points; and
•	10 percent of the employee’s base earnings semi-monthly for employees with between 40 and 50 points.

Defined benefit plan

Employees are not allowed to contribute to the defined benefit plan. The basic benefit is 1.4 percent of the employee’s highest three-year average base salary in the final 120 months of employment multiplied by the employee’s defined benefit pensionable service. If the employee retires early, the pension benefit is reduced by 0.25 percent for each month before the employee turns 62.

Liabilities under the defined benefit plan are secured by financial assets that are segregated from our general assets and held in trust.

Supplementary retirement plan

Employees can also earn supplementary benefits under our supplementary retirement plan. This plan is designed to provide benefits to employees beyond the limitations imposed by the Income Tax Act (Canada). The supplementary plan pays benefits for 120 months.

The total benefit under both the defined benefit and supplementary retirement plans cannot be more than 1.4 percent of the employee’s highest three-year average base salary in the final 120 months of employment, multiplied by his or her defined benefit pensionable service.

Liabilities under the supplementary plan are unsecured.

Annual pension benefits payable

The table below shows the total estimated annual benefits payable to each named executive under the defined benefit and supplementary retirement plans, and the present value of our accrued obligation.

	Years of credited service	Annual benefits payable ($)		Present value of defined benefit obligation at start of 2018 ($)	Compensatory change ($)	Non- compensatory change[2] ($)	Defined benefit obligation at end of 2018 ($)
		At year end	At age 65
Michael Dilger	13.8333	175,107	332,592	2,645,675	413,133	111,697	3,170,505
Scott Burrows[1]	4.0000	24,142	207,550	280,574	123,984	2,028	406,586
Stuart Taylor	9.5000	61,697	115,306	914,364	122,870	26,505	1,063,739
Paul Murphy	7.8333	50,873	96,857	735,454	118,317	25,312	879,083
Harold Andersen[1]	4.0000	19,973	135,594	246,508	103,443	-1,052	348,899

[1]

Mr. Burrows and Mr. Andersen became eligible for the defined benefit pension plan on January 1, 2015. They are also entitled to benefits under the defined contribution plan in the amounts of $66,534 for Mr. Burrows and $62,205 for Mr. Andersen.

[2]

The non-compensatory change is the increase or decrease in our accrued obligation for reasons not related to the compensatory change. It includes interest on accrued obligations at December 31, 2018 and changes to mortality rate tables and discount rates.

Pembina Pipeline Corporation • Management information circular	86

Termination and change of control

The table below shows the payments we will make to the named executives when employment is terminated for any reason or there is a change of control of Pembina, as specified in their employment agreements, plan text and grant certificates.

	Cash payment	Share unit plan	Stock option plan
Retirement	• none	• grants made during the retirement year are prorated to the retirement date • unvested RSUs and PSUs vest as though the executive is still employed with the company

•  options are pro-rated to the last day of active employment

•  unvested options continue to vest and vested options can be exercised within three years from the last day of active employment or until the option expires (whichever is earlier)

Disability	• none	• unvested RSUs and PSUs vest as though the executive is still employed with the company	• same as retirement
Resignation	• none	• unvested RSUs and PSUs are forfeited and cancelled	• unvested options expire immediately • vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later)
Death	• none	• all unvested RSUs and PSUs vest as of the last day of work and the board determines the performance multiplier for PSUs	• same as retirement
Constructive dismissal	• retiring allowance (see below)	• same as retirement	• same as retirement
Termination without cause	• retiring allowance (see below)	• same as retirement	• same as retirement
Termination with cause	• none	• same as resignation	• options expire immediately
Change of control [1]	• none

•  unvested RSUs and PSUs become fully vested and are paid out on the effective date of the change of control (or as soon as possible after), including all dividend units

•  the board determines the performance multiplier for the PSUs before the effective date of the change of control, or the performance multiplier will be at target level

•  option holders are granted the number of securities of the successor issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except in certain circumstances[2]

[1]

If the CEO, CFO and other senior vice presidents acting in the capacity of chief operating officer are offered continued employment on comparable terms, RSUs and PSUs granted will not vest or be paid out and will continue to vest according to their terms, in respect of the successor issuer.

[2]

The exceptions are: (a) the transaction does not provide for substitution or replacement of Pembina’s common shares; (b) the board (acting reasonably) determines that substituting or replacing Pembina’s shares is not practical to implement or would result in adverse tax consequences for option holders; and (c) the replacement securities are not (or will not be) listed and posted on a recognized stock exchange. In these cases, outstanding options will fully vest and can be exercised at any time before the transaction is completed but, unless the board determines otherwise, conditionally upon consummation of the transaction. Unexercised options will be forfeited and cancelled without compensation subject to the board’s discretion.

Pembina Pipeline Corporation • Management information circular	87

Retiring allowances

We grant cash payments called retiring allowances for:

•	termination without cause;
•	constructive dismissal (within 180 days of a fundamental change in employment); and
•	failure to provide a comparable position and duties and same or comparable compensation and benefits after a change of control (within 180 days of the effective date of the transaction).

These are defined in the employment agreements. Under these circumstances, executives are entitled to receive a cash payment equal to:

•	the notice period specified in the executive’s contract (two years for all named executives)

multiplied by

•	the sum of the executive’s:
•	salary for the current year;
•	another 20 percent of current salary (in lieu of employment benefits and certain other payments); and
•	the simple average of annual short-term incentive award for the past three years.

The named executives can choose to receive the full amount in a lump sum within 30 days of their termination date, or in two equal payments over two years. Payments will not be reduced by any amounts the executive earns after leaving.

Our retiring allowances include standard confidentiality provisions, effective for two years, and non-competition provisions for varying time periods. As a condition of payment, the executive releases us from any further obligation or liability and also agrees to maintain their share ownership requirements for one year.

How we define change of control

The definition of change of control is different for the executive employment agreements, the share unit plan and the stock option plan.

Executive employment agreements

One of the following:

•	acquisition of 50% or more of our issued and outstanding voting securities;
•	sale of more than 50% of our net assets;
•	an acquisition requiring shareholder approval;
•	dissolution, liquidation or winding-up of the company;
•

change in the composition of our board following a contested election of directors or a meeting of our shareholders with an item of business related to director election or another transaction, when the directors before the event no longer constitute a majority of directors after the event; or

•	another comparable event, as determined by the board.

Share unit plan

One of the following:

•	acquisition of 50% or more of our issued and outstanding voting securities;
•	sale of more than 50% of our net assets;
•	an acquisition requiring shareholder approval;
•	dissolution, liquidation or winding-up of the company;
•	the majority of directors step down from the board; or
•	another comparable event, as determined by the board.

Note that change of control payments under the share unit plan are subject to a “double trigger”, which means it only applies if the CEO, CFO and other senior vice presidents acting in the capacity of chief operating officers are not offered continued employment on comparable terms.

Stock option plan

One of the following:

•	completion of a merger, amalgamation or an arrangement;
•	sale of all or substantially all of our assets and undertakings; or
•	the company becoming subject to a takeover bid or another comparable transaction.

Pembina Pipeline Corporation • Management information circular	88

Estimated payments

The following table shows the estimated incremental payments that would have been paid to each of the named executives if they had been terminated on December 31, 2018 (with and without a change of control):

				Share unit plan payments[5] ($)		Option plan payments[6] ($)		Totals ($)
Name	Salary[1] ($)	Annual incentive bonus[2] ($)	Benefits and perquisites ($)	Termination without cause/ constructive dismissal[3]	Change of control and termination[4,5]	Termination without cause/ constructive dismissal[6]	Change of control and termination[6]	Termination without cause / constructive dismissal	Change of control and termination
Michael Dilger	2,100,000	3,249,867	420,000	3,593,885	3,593,885	1,454,265	1,454,265	10,818,017	10,818,017
Scott Burrows	1,000,000	1,009,728	200,000	1,107,746	1,107,746	220,144	220,144	3,537,618	3,537,618
Stuart Taylor	1,000,000	1,082,615	200,000	1,104,911	1,104,911	360,387	360,387	3,747,913	3,747,913
Paul Murphy	1,000,000	973,394	200,000	1,104,911	1,104,911	299,997	299,997	3,578,302	3,578,302
Harold Andersen	800,000	679,636	160,000	797,358	797,358	142,962	142,962	2,579,956	2,579,956

[1]	2018 base salary multiplied by the notice period (see page 88).

[2]	Notice period multiplied by the average of the annual incentive bonuses earned for 2016, 2017 and 2018.

[3]	On a termination without cause, or constructive dismissal, RSUs and PSUs continue to vest as though the individual were still employed with Pembina, so these amounts are not immediately payable.

[4]	Estimated at $40.51 per share (the closing price of our common shares on the TSX on December 31, 2018). Includes RSUs and PSUs accrued as dividend equivalents and PSU performance at target.

[5]

Amounts under the share unit plan are payable following a change of control only if the CEO, CFO and senior vice presidents acting in the capacity of chief operating officer are not offered continued employment on comparable terms. See page 87 for more information.

[6]

The value of options is estimated at $40.51 per share (the closing price of our common shares on the TSX on December 31, 2018) less the stock option grant price multiplied by the number of outstanding options. The stock option grant price is $39.53 for the 2014 grant, $41.25 for the 2015 grant, $33.80 for Tranche 1 of the 2016 grant, $39.63 for Tranche 2 of the 2016 grant, $38.76 for Tranche 3 of the 2016 grant, $42.97 for Tranche 1 of the 2017 grant, $41.59 for Tranche 2 of the 2017 grant and $45.66 for Tranche 3 of the 2017 grant, $41.50 for Tranche 1 of the 2018 grant, $46.27 for Tranche 2 of the 2018 grant, $45.45 for Tranche 3 of the 2018 grant.

Pembina Pipeline Corporation • Management information circular	89

Information about the long-term incentive plans

Securities authorized for issuance under equity compensation plans

Authorized for issue from treasury under our long-term incentive plans at the end of 2018

•	Dilution of outstanding options as a percentage of common shares outstanding as at December 31, 2018: 3.5%

•	2018 grants as a percentage of common shares outstanding (burn rate): 0.9% (2017: 0.7%; 2016: 1.3%)

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	17,928,022	$42.12	28,276,826
Total	17,928,022	$42.12	28,276,826

Stock option plan

Introduced in 2011 and amended in 2017

Plan administration	The stock option plan is administered by our board. Pembina grants awards based on rules and decisions made by the board, including when options are granted, when they vest and when they expire.

Eligibility	All employees

Award	Options to buy common shares Options cannot be assigned or transferred

Shares reserved and available

38,000,000 common shares have been reserved for issue under the plan. We have issued 4,623,559 common shares for option exercises under the plan since its inception in 2011, and therefore there are 33,376,441 common shares remaining for future issuance (6.57% of issued and outstanding common shares as at December 31, 2018).

Shares reserved for options that are cancelled or expire are immediately re-reserved for the plan and available to issue in the future.

Shares issuable and outstanding Also see Note 16 to our audited consolidated financial statements for the year ended December 31, 2018

As at December 31, 2018 there were 17,928,022 common shares issuable on the exercise of outstanding options granted under the stock option plan:

•  exercise prices: from $25.28 to $52.01

•  average weighted exercise price: $42.12

•  expiration dates: from January 2019 to December 2025

•  3.5 percent of common shares outstanding.

Granting and issuing stock options

The board grants options once a year, to be issued on one or more days during the year as specified at the time of the grant. The exercise price will be the volume-weighted average trading price of our common shares on the TSX in the five business days immediately before the issue date.

Pembina Pipeline Corporation • Management information circular	90

Vesting, expiry and payout

Vesting and expiry are determined by the board, but the expiry date cannot be more than seven years after the date the options were granted.

Historically, the board has granted options with a seven-year term that vest over three years, beginning one year after the grant date.

Expiry can be extended by 10 business days if the options expire on or within 10 days of a trading blackout.

Each option that vests can be used to buy one Pembina common share. The price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are issued.

Financial assistance	The plan does not provide financial assistance to help participants exercise their options.
Cashless exercise

If the board approves, a participant may receive common shares with a market value equal to the in-the-money value of an option at the time it is exercised. In that case, the number of common shares issued to the participant, and not the number of underlying common shares reserved for issue under the option, will be deducted from the plan.

Termination and change of control

For all termination except termination for cause (subject to the terms of the option grant, the certificate evidencing the options, or an employment agreement):

•  unvested options expire immediately; and

•  vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later).

For termination for cause:

•  unvested options expire immediately; and

•  vested options are forfeited.

On change of control:

•  option holders are granted the number of securities of the new issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except when:

• the transaction does not provide for substitution or replacement of Pembina’s common shares;

• the board (acting reasonably) determines that a substitution or replacement of Pembina’s shares is not practicable or that it would result in adverse tax consequences for option holders; or

• the replacement securities are not (or won’t be) listed and posted on a recognized stock exchange.

In these cases, outstanding options will fully vest and can be exercised at any time before the transaction is completed but, unless the board determines otherwise, conditional upon consummation of the transaction. Unexercised options will be forfeited and cancelled without compensation subject to the board’s discretion.

A change of control is defined as one of the following:

•  completion of a merger, amalgamation or an arrangement;

•  sale of all or substantially all of our assets and undertakings; the company becoming subject to a takeover bid; or another comparable transaction.

Limits

Any one individual: 5% of the (non-diluted) issued and outstanding common shares (or 25,402,259 common shares as at December 31, 2018) at the grant date, less the aggregate number of common shares reserved for that individual under any other equity-based compensation arrangement.

All insiders (as a group): 10% of the (non-diluted) issued and outstanding common shares at the grant date, less the total number of common shares reserved for insiders under any other equity-based compensation arrangement.

Single year limit:

Individual insiders: same as individual limit, but excluding shares issued to the insider under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

All insiders (as a group): same as insider group limit, but excluding shares issued to insiders as a whole under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

Note: Because insiders are currently expected to participate in our share unit plan and would not be eligible to participate in the stock option plan, we do not expect to issue options to insiders under this plan.

Pembina Pipeline Corporation • Management information circular	91

Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes that could affect them negatively.

The following changes require approval of a majority of shareholders:

•  increasing the number (or percentage) of shares that can be issued through the plan;

•  making a change that will reduce the exercise price of an outstanding option (including by cancelling and reissuing the option);

•  extending the expiry date of an option (except to avoid a trading blackout period);

•  adding new types of eligible participants;

•  changing the plan to let participants transfer or assign options (other than to a family member, an entity controlled by the participant or their family member, a charity or for estate planning and settlement purposes), unless the changes are due to a change of control or to prevent dilution; and

•  making changes to types of changes that can be made to the plan.

Plan changes may also need to be approved by applicable stock exchanges.

Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.

Closing the plan	The board can suspend or terminate the plan at any time.

Share unit plan

Introduced in 2010

Plan administration

The share unit plan is administered by our board.

Pembina grants awards based on rules and decisions made by the board, including:

•  whether awards should be granted;

•  when awards will be granted;

•  who will receive awards;

•  grant dates, performance and vesting periods;

•  the fair market value of common shares;

•  how the number of RSUs and PSUs granted will be determined;

•  time, performance and other vesting conditions (including multipliers);

•  setting, changing and rescinding plan and grant agreements, regulations and terms;

•  interpreting the plan and any related grant agreements; and

•  all other decisions needed to administer the plan.

The board can delegate its administrative duties to a committee, its members or our executive, or to agents or third-party administrators, if allowed by law and the board’s charter and subject to the plan’s rules and other restrictions.

Changing the plan

The board can make changes to the plan without shareholder approval, but grant holders must consent to any changes that could affect them negatively.

At any time, the board may decide to:

•  accelerate vesting related to all or a percentage of the RSUs or PSUs attached to an award;

•  waive any term or condition attached to an award; or

•  decide that a term or condition attached to an award has been satisfied before a change of control event occurred.

It may also decide that payment and settlement will happen immediately, or be effective immediately before (and conditional upon) the effective date of a change of control.

The board can also make changes to prevent dilution or enlargement of rights granted under the share unit plan as the result of a change of control event that affects our common shares.

Plan changes may also need to be approved by applicable regulators.

Closing the plan	The board can suspend or terminate the plan at any time.

Change of control	See Termination and change of control on page 87.

Pembina Pipeline Corporation • Management information circular	92

6. Other information

Interest in the business of the meetings, material transactions and indebtedness

To the best of our knowledge, no person who has been a director or executive of Pembina at any time since January 1, 2018, none of the nominated directors, and none of their respective associates or affiliates:

•

has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the meetings (other than the election of directors or the appointment of auditors);

•

had or has a material interest, direct or indirect, in any transaction since January 1, 2018 or in any proposed transaction that has materially affected or will materially affect the company or any of our subsidiaries, or

•	is currently indebted to Pembina or any of our subsidiaries, or has been at any time since January 1, 2018.

About non-GAAP measures

We use several supplementary measures to evaluate the performance of our company and our business because we believe they provide additional useful information about our operational and financial performance to investors and analysts.

These are considered supplementary because they are not defined by Generally Accepted Accounting Principles (GAAP) and do not have a standardized meaning, so they may not be comparable to similar measures presented by other issuers. Readers should not use them as an alternative to GAAP measures when assessing our performance. For more information about financial measures that are not defined by GAAP, including reconciliations to the closest comparable GAAP measure, see Non-GAAP Measures in our MD&A for the year ended December 31, 2018. You can find our MD&A on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for loss (gain) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property plant and equipment, and certain non-cash provisions. The adjustments made to earnings are also made to share of profit from investments in equity accounted investees. Pembina’s proportionate share of results from investments in equity accounted investees with a preferred interest is presented in Adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer’s ability to generate liquidity through cash flow from operating activities. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes Adjusted EBITDA to set objectives and as a key performance indicator of the Company’s success. Pembina presents Adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company’s financial performance.

Adjusted cash flow from operating activities

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting Class A preferred share dividends declared. Adjusted cash flow from operating activities excludes Class A preferred share dividends because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting

Pembina Pipeline Corporation • Management information circular	93

period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company’s ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

Pembina Pipeline Corporation • Management information circular	94

Appendix A

Summary of amended and restated shareholder rights plan agreement

Please see “Business of the Meeting – 4. Approve our Shareholder Rights Plan” in the circular to which this Appendix is attached for a discussion of the amended and restated shareholder rights plan of Pembina, pursuant to the Amended and Restated Shareholder Rights Plan Agreement dated as of May 12, 2016 between Pembina and Computershare, as rights agent, (referred to herein as the “Rights Plan”), and the reasons for the board recommending its continuation.

Capitalized terms used but not specifically defined in this Appendix shall have the meanings ascribed to such terms in the circular to which this Appendix is attached.

The following summary of the Rights Plan is qualified in its entirety by reference to the complete text of the Rights Plan, which shall govern in the event of any conflict between the provisions thereof and this summary. A shareholder may obtain a copy of the Rights Plan by contacting the Corporate Secretary of Pembina at 4000, 585 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, telephone 403-231-7500.

Definitions

“Convertible Securities” means, at any time, any securities issued by Pembina from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares.

“Common Shares” means the common shares of Pembina.

“Independent Shareholders” means holders of Common Shares, excluding:

(a) any Acquiring Person (as described below);

(b) any Offeror (as defined below);

(c) any affiliate or associate of such Acquiring Person or Offeror;

(d) any person acting jointly or in concert with such Acquiring Person or Offeror; or

(e) any person who is a trustee of any employee benefit plan, Common Share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of Pembina or a subsidiary of Pembina, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid.

“Offer to Acquire” includes:

(a) an offer to purchase, or a solicitation of an offer to sell, Common Shares; and

(b) an acceptance of an offer to sell common shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the person that made the offer to sell.

“Offeror” shall mean any person that is making or has announced a current intention to make a Take-over Bid.

Pembina Pipeline Corporation • Management information circular	95

“NI 62-104” means National Instrument 62-104, Take-Over Bids and Issuer Bids adopted by certain of the Canadian securities regulatory authorities, as it may be amended from time to time and including any successor instrument thereto (including, without limitation, National Instrument 62-104, Take-Over Bids and Issuer Bids proposed to come into force on or about May 9, 2016).

“Shareholder” means a holder of Common Shares.

“Take-over Bid” means an Offer to Acquire Common Shares or securities convertible into Common Shares, where the Common Shares subject to the Offer to Acquire, together with the Common Shares into which the securities subject to the Offer to Acquire are convertible, and the Offeror’s securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

Term

If approved at the meeting, the Rights Plan will continue in effect, following the meeting and (subject to earlier termination in accordance with its terms) will remain in effect until the “Expiration Time”, which, pursuant to the Rights Plan, is defined as the earlier of: (i) the “Termination Time”, generally being the date on which rights are redeemed due to operation of the Rights Plan; and (ii) the termination of the annual meeting of Shareholders in the year 2022, unless the Rights Plan is reconfirmed and ratified by resolution of the holders of Common Shares at the 2022 annual meeting of Shareholders, and at every third annual meeting of the Shareholders thereafter (each, a “Reconfirmation Meeting”). If the continued existence of the Rights Plan is ratified at each such Reconfirmation Meeting by resolution passed by a majority of votes cast by (i) Independent Shareholders; and (ii) if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, all holders of Common Shares, who vote in respect thereof in accordance with Section 5.19 of the Rights Plan, then “Expiration Time” shall mean the earlier of the Termination Time and the termination of a Reconfirmation Meeting at which the Rights Plan is not reconfirmed or presented for reconfirmation.

Issue of Rights

One right (a “Right”) was issued by Pembina in respect of each Common Share that was outstanding immediately after Pembina’s conversion to a corporation on October 1, 2010 and each additional Common Share issued thereafter. One Right will also be issued for each additional Common Share issued after the meeting and prior to the earlier of the Separation Time (as described below) and the time at which the Rights expire and terminate.

The issuance of the Rights is not dilutive and does not affect reported earnings or cash flow per Common Share unless the Rights separate from the underlying Common Shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights also does not change the manner in which Shareholders currently trade their Common Shares, and is not intended to interfere with Pembina’s ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the Common Shares in connection with which they were issued, until the “Separation Time”, being the close of business on the tenth business day after the earlier of (i) the first date of public announcement that a person has become an Acquiring Person (as described below), or (ii) the date of commencement or announcement of the intent of any person to make a Take-over Bid that does not qualify as a Permitted Bid (as defined below), or (iii) the date on which a Permitted Bid ceases to be a Permitted Bid, or such later time as the board of directors of Pembina may determine.

Pembina Pipeline Corporation • Management information circular	96

Acquiring Person

A person will be considered to be an “Acquiring Person” for the purposes of the Rights Plan if it acquires beneficial ownership (within the meaning of the Rights Plan) of 20% or more of the outstanding Common Shares, other than through certain types of acquisitions specified in the Rights Plan.

Consequences of a Flip-in Event

A “Flip-in Event” generally refers to any transaction as a result of which a person becomes an Acquiring Person. Following the occurrence of a Flip-in Event as to which the board of directors of Pembina has not waived the application of the Rights Plan, each Right beneficially owned by:

(a) an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

(b) any other Shareholder shall be entitled to purchase additional Common Shares at a substantial discount to their prevailing market price at the time.

Permitted Bid Requirements

An Offeror may make a Take-over Bid for Pembina without becoming an Acquiring Person (and therefore not triggering the consequences of a Flip-in Event described above) if it makes a Take-over Bid that is a “Permitted Bid” under the Rights Plan, which is a Take-over Bid that meets certain requirements, including that the bid must be:

(a) made to all holders of record of Common Shares (other than the Offeror); and

(b) subject to irrevocable and unqualified provisions that:

(i) the bid will remain open for acceptance for at least 105 days following the date of the Take-over Bid or such shorter period that a take-over bid (that is not exempt from the general take-over bid requirements of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104;

(ii) the bid will be subject to a minimum tender condition of more than 50% of the Common Shares held by Independent Shareholders; and

(iii) the bid will be extended for at least 10 days if more than 50% of the Common Shares held by Independent Shareholders are deposited to the bid (and the Offeror shall make a public announcement of that fact).

A competing Take-over Bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date as the Permitted Bid that is outstanding (subject to the minimum period of days such Take-over Bid must remain open pursuant to NI 62-104), will also be considered to be a “Permitted Bid” for the purposes of the Rights Plan.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by reason of entering into an agreement (a “Permitted Lock-Up Agreement”) with a Shareholder pursuant to which the Shareholder (the “Locked-Up Person”) agrees to deposit or tender its Common Shares and/or Convertible Securities to a Take-over Bid (the “Lock-Up Bid”) made by that person, provided that the Permitted Lock-Up Agreement meets certain requirements, including that:

(a) the terms of the agreement are publicly disclosed and a copy is publicly available;

Pembina Pipeline Corporation • Management information circular	97

(b) the Locked-Up Person can terminate its obligation under the agreement in order to tender its Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction where the offer price or value of the consideration payable is (i) greater than the price or value of the consideration per Common Share and/or Convertible Securities offered under the Lock-Up Bid or (ii) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid; and

(c) if the Locked-Up Person fails to deposit its Common Shares and/or Convertible Securities to the Lock-Up Bid, withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit or tender such Common Shares and/or Convertible Securities to another Take-Over bid or supports another transaction, no “break fees” or other penalties shall be payable by the Locked-Up Person that exceed, in the aggregate, the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-Up Bid, and (ii) 50% of the increase in consideration resulting from another Take-over Bid or transaction

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on Common Share certificates or other documents (including a Direct Registration Advice) representing Common Shares, and the absence of such a legend on Common Share certificates (or documents or certificates representing securities of predecessor entities of the Corporation that have not been exchanged for certificates or documents representing Common Shares) shall not invalidate the existence of one Right in respect of each Common Share.

From and after the Separation Time and prior to the Expiration Time (as described above), Rights will be evidenced by separate certificates or other documents evidencing ownership of the Rights.

Before the Separation Time (as described above), Rights will trade together with, and will not be transferable separately from, the Common Shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable independent of the Common Shares.

Waiver

The board of directors of Pembina may, prior to the occurrence of a Flip-in Event (as described above), waive the application of the Rights Plan provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a take-over bid circular sent to all holders of Common Shares. Any waiver of the Rights Plan’s application in respect of a particular Take-over Bid will constitute a waiver of the Rights Plan in respect of any other formal Take-over Bid made while the initial bid is outstanding.

The board of directors of Pembina may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding Common Shares such that at the time of the waiver, such person is not an Acquiring Person.

With Shareholder approval, the board of directors of Pembina may waive the application of the Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid or any other Take-over Bid in respect of which the board of directors of Pembina has waived the application of the Rights Plan.

Pembina Pipeline Corporation • Management information circular	98

With Shareholder approval, the board of directors of Pembina may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Managers, etc.

Investment managers, mutual fund managers, trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Common Shares, are effectively exempted (through the definition of “Beneficial Ownership” under the Rights Plan) from triggering a Flip-in Event provided that they are not in fact making, and have not announced an intention to make, a Take-over Bid.

Amendments

Amendments of the Rights Plan are subject to the approval of a majority of Independent Shareholders, voting in person or by proxy at the applicable meeting, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of Shareholders) make amendments that are necessary to maintain the validity of the Rights Plan as a result of changes in applicable legislation, rules or regulations.

In addition, where required, any amendments will, if required, also be subject to the approval of the TSX, the NYSE and any other exchange on which the Common Shares may be listed.

Pembina Pipeline Corporation • Management information circular	99

Appendix B

SUMMARY DESCRIPTION OF THE CAPITAL STRUCTURE OF PEMBINA

Common Shares

Holders of common shares are entitled to receive notice of and to attend all meetings of shareholders and to one vote at such meetings for each common share held. The holders of the common shares are, at the discretion of the board and subject to applicable legal restrictions, entitled to receive any dividends declared by the board on the common shares, and are entitled to share in the remaining property of Pembina upon liquidation, dissolution or winding-up, subject to the rights of the holders of the Class A preferred shares and Class B preferred shares.

Pembina has a shareholder rights plan (the “Plan”) that was adopted to ensure, to the extent possible, that all Shareholders are treated fairly in connection with any take-over bid for Pembina. The Plan creates a right that attaches to each present and subsequently issued common share. Until the Separation Time (as defined in the Plan), which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of the common shares, the rights are not separable from the common shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquirer, from and after the Separation Time (as defined in the Plan) and before certain expiration times, to acquire one common share at a substantial discount to the market price at the time of exercise. The board may waive the application of the Plan in certain circumstances. The Plan was reconfirmed by shareholders at Pembina’s 2016 annual meeting and must be reconfirmed at every third annual meeting thereafter. Accordingly, the Plan, with such amendments as the board determines to be necessary or advisable, and as may otherwise be required by law, is expected to be placed before shareholders for approval at Pembina’s 2019 annual meeting. A copy of the agreement relating to the current Plan has been filed on Pembina’s SEDAR and EDGAR profiles on May 13, 2016 and May 31, 2016, respectively.

Class A Preferred Shares

The Class A preferred shares were not intended to and will not be used by the company for anti-takeover purposes without shareholder approval. Subject to certain limitations, the board may, from time to time, issue Class A preferred shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The Class A preferred shares as a class have, among others, the provisions described below.

Each series of Class A preferred shares shall rank on parity with every other series of Class A preferred shares, and shall have priority over the common shares, the Class B preferred shares and any other class of shares ranking junior to the Class A preferred shares with respect to redemption, the payment of dividends, the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of Pembina. The Class A preferred shares of any series may also be given such preferences, not inconsistent with the provisions thereof, over the common shares, the Class B preferred shares and over any other class of shares ranking junior to the Class A preferred shares, as may be determined by the board.

In the event of the liquidation, dissolution or winding-up of Pembina, if any cumulative dividends or amounts payable on a return of capital in respect of a series of Class A preferred shares are not paid in full, the Class A preferred shares of all series shall participate rateably in: (a) the amounts that would be payable on such shares if all such dividends were declared at or prior to such time and paid in full; and (b) the amounts that would be payable in respect of the return of capital as if all such amounts were paid in full; provided that if there are insufficient assets to satisfy all such claims, the claims of the holders of the Class A preferred shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining shall be applied towards the payment and satisfaction of claims in respect of dividends. After payment to the holders of any series of Class A preferred shares of the amount so payable, the holders of such series of Class A preferred shares shall not be entitled to share in any

Pembina Pipeline Corporation • Management information circular	100

further distribution of the property or assets of Pembina in the event of the liquidation, dissolution or winding-up of Pembina.

Holders of any series of Class A preferred shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A preferred shares or a series thereof) to receive notice of, attend at, or vote at any meeting of shareholders of Pembina, unless the board shall determine otherwise in the terms of a particular series of Class A preferred shares, in which case voting rights shall only be provided in circumstances where Pembina shall have failed to pay a certain number of dividends on such series of Class A preferred shares, which determination and number of dividends and any other terms in respect of such voting rights, shall be determined by the board and set out in the designations, rights, privileges, restrictions and conditions of such series of Class A preferred shares. Other than: the date of issue, redemption and conversion option date, number of issued and outstanding preferred shares, the annual dividend rate and the rate reset spread, the material characteristics of each series of Class A preferred shares are substantially the same.

Class B Preferred Shares

Pembina’s Class B preferred shares are for internal purposes only and are not intended to be issued to any person other than subsidiaries of Pembina. If at any time a holder of Class B preferred shares ceases to be, or is not, a direct or indirect wholly-owned subsidiary of Pembina, Pembina, with or without knowledge of such event, shall be deemed, without further action or notice, to have automatically redeemed all of the Class B preferred shares held by such holder in exchange for the redemption amount as set out in Pembina’s articles per share together with all declared but unpaid dividends thereon (the “Redemption Amount”). As a result, the Class B preferred shares were not intended to and cannot be used by the company for anti-takeover purposes without shareholder approval.

Holders of Class B preferred shares are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders, except as required by law. The Class B preferred shares are retractable and redeemable at the option of the holder thereof and Pembina, respectively.

The holders of Class B preferred shares shall be entitled to receive, if and when declared by the board, preferential non-cumulative dividends and upon the liquidation, dissolution or winding-up of Pembina, the holders of Class B preferred shares shall be entitled to receive for each such share, in priority to the holders of common shares, the Redemption Amount.

There are currently no Class B preferred shares outstanding.

Pembina Pipeline Corporation • Management information circular	101

Appendix C

Summary of the procedure for exercising the right to dissent

The following is a summary of the procedure for a shareholder to exercise its right to dissent as provided in Section 191 of the Business Corporations Act (Alberta) (the “ABCA”).

Common shareholders have a right to dissent under Section 191 of the ABCA if the common shareholder is opposed to the special resolution in respect of the amendment to our articles to increase the number of Class A Preferred Shares that we are authorized to issue (the “Amending Resolution”).

Section 191 of the ABCA provides that a shareholder may make a claim under that section only with respect to all the common shares held by such shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a shareholder may exercise the right to dissent under Section 191 of the ABCA only in respect of common shares which are registered in that shareholder’s name. In many cases, common shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the common shares (such as banks, trust companies, securities dealers and brokers, trustees or nominees); or (b) in the name of a clearing agency of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under Section 191 of the ABCA directly (unless the common shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary with which the Non-Registered Holder deals in respect of the common shares and either: (a) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder’s behalf (which, if the common shares are registered in the name of the clearing agency, would require that the common shares first be re-registered in the name of the intermediary); or (b) instruct the intermediary to re-register the common shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A registered shareholder who wishes to exercise dissent rights (a “Dissenting Shareholder”) under Section 191 of the ABCA must send to Pembina at its registered office at 4000, 585 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Corporate Secretary, a written objection to the special resolution (the “Notice of Dissent”) at or before the time fixed for the meeting at which the special resolution is to be voted on (namely, 2:00 p.m. on May 3, 2019). The sending of a Notice of Dissent does not deprive a shareholder of the shareholder’s right to vote on the special resolution, but a vote either in person or by proxy against the special resolution does not constitute a Notice of Dissent.

Pembina or a Dissenting Shareholder may apply to the Court of Queen’s Bench of Alberta (“Court”), by way of an originating notice, after the approval of the Amending Resolution, to fix the fair value of the Dissenting Shareholder’s common shares. If such an application is made to the Court by either Pembina or a Dissenting Shareholder, Pembina must, unless the Court orders otherwise, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered by the directors of Pembina to be the fair value of the common shares held by such Dissenting Shareholder. The offer, unless the Court orders otherwise, must be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Pembina is the applicant, or within 10 days after Pembina is served with a copy of the originating notice, if a Dissenting Shareholder is the applicant. Every offer will be made on the same terms to each Dissenting Shareholder and contain or be accompanied with a statement showing how the fair value was determined. A Dissenting Shareholder may make an agreement with Pembina for the purchase of such holder’s common shares in the amount of the offer made by Pembina at any time before the Court pronounces an order fixing the fair value of the shares. A Dissenting Shareholder will not be required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the common shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Pembina and in favour of each of those Dissenting Shareholders, fixing the time within which Pembina must pay the amount payable to each Dissenting Shareholder

Pembina Pipeline Corporation • Management information circular	102

and may allow for a reasonable rate of interest on the amount payable calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder, until the date of payment.

On the Amending Resolution becoming effective, or upon the making of an agreement between Pembina and the Dissenting Shareholder as to the payment to be made by Pembina to the Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a shareholder other than the right to be paid the fair value of such holder’s common shares in the amount or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw the Dissenting Shareholder’s dissent, or if the Amending Resolution has not yet become effective, Pembina may rescind the Amending Resolution, and in either event, the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

Pembina shall not make a payment to a Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that it is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities. In such event, Pembina shall notify each Dissenting Shareholder that it is unable lawfully to pay the Dissenting Shareholder for their common shares, in which case the Dissenting Shareholder may, by written notice to Pembina, within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case the holder shall be deemed to have participated in the Amending Resolution as a shareholder. If the Dissenting Shareholder does not withdraw such holder’s written objection, such Dissenting Shareholder retains status as a claimant against Pembina, to be paid as soon as it is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of its creditors but in priority to its shareholders.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek payment of the fair value of their common shares. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.

Shareholders considering exercising the right to dissent should specifically refer to Section 191 of the ABCA, the text of which is set out below in this Appendix C, as failure to comply strictly with the provisions set forth therein may prejudice the shareholder’s right to dissent. It is suggested that a shareholder of Pembina wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the ABCA may result in the loss or unavailability of the right to dissent.

Certain Canadian Federal Income Tax Considerations

Shareholders considering exercising the right to dissent should consult their own tax advisors on the consequences of exercising such rights having regard to their own particular circumstances, as the exercise of dissent rights could have adverse tax implications, including the recognition of a deemed dividend equal to the amount by which the amount received (less an amount in respect of interest, if any) exceeds the paid-up capital of such shareholder’s common shares. Such deemed dividend will not be an “eligible dividend” for purposes of the Income Tax Act (Canada) (ITA) for shareholders that are resident, or deemed to be resident, in Canada for purposes of the ITA, and will be subject to Canadian withholding tax for shareholders that are not resident, or are not deemed to be, resident in Canada for purposes of the ITA.

Pembina Pipeline Corporation • Management information circular	103

Section 191 of the Business Corporations Act (Alberta)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6) An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

Pembina Pipeline Corporation • Management information circular	104

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order:

Pembina Pipeline Corporation • Management information circular	105

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c) fixing the time within which the corporation must pay that amount to a shareholder, and

(d) fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14) On:

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder’s dissent, or

(b) the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is

Pembina Pipeline Corporation • Management information circular	106

reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

Pembina Pipeline Corporation • Management information circular	107

Questions? Need Help Voting?

Please contact our Strategic Shareholder Advisor and Proxy

Solicitation Agent, Kingsdale Advisors